SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         CATALYST ENERGY SERVICES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   14887X 10 6
                                 (CUSIP Number)

                               RANDOLPH W. HERRING
                          910 TRAVIS STREET, SUITE 2130
                                HOUSTON, TX 77002
                                  713-659-1797
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                DECEMBER 5, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14887X 10 6

SCHEDULE 13D

    1      NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

           Herlin Industries, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [x]           (b) [  ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           BK, AF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(D) OR 2(E)  [  ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
    7      Sole Voting Power

           12,704,298
--------------------------------------------------------------------------------
    8      SHARED VOTING POWER

           0
--------------------------------------------------------------------------------
    9      SOLE DISPOSITIVE POWER

           12,704,298
--------------------------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER

           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,704,298
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           98%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           CO
================================================================================

CUSIP No. 14887X 10 6

SCHEDULE 13D

    1      NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

           St. James Capital Partners, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [x]          (b) [  ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(D) OR 2(E)  [  ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
    7      Sole Voting Power

           0
--------------------------------------------------------------------------------
    8      SHARED VOTING POWER

           12,704,298
--------------------------------------------------------------------------------
    9      SOLE DISPOSITIVE POWER

           0
--------------------------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER

           12,704,298
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,704,298
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [   ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           98%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           PN
================================================================================

CUSIP No. 14887X 10 6

SCHEDULE 13D

    1      NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

           Randolph W. Herring
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [x]         (b) [  ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF, BK
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(D) OR 2(E)  [  ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
    7      Sole Voting Power

           0
--------------------------------------------------------------------------------
    8      SHARED VOTING POWER

           12,704,298
--------------------------------------------------------------------------------
    9      SOLE DISPOSITIVE POWER

           0
--------------------------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER

           12,704,298
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,704,298
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [   ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           98%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
================================================================================

CUSIP No. 14887X 10 6

SCHEDULE 13D

    1      NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

           Kevin J. Millin
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [x]        (b) [  ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF, BK
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(D) OR 2(E)  [  ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
    7      Sole Voting Power

           0
--------------------------------------------------------------------------------
    8      SHARED VOTING POWER

           12,704,298
--------------------------------------------------------------------------------
    9      SOLE DISPOSITIVE POWER

           0
--------------------------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER

           12,704,298
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,704,298
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [   ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           98%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
================================================================================

ITEM 1.        SECURITY AND ISSUER

The class of security to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Catalyst Energy Services, Inc., a Delaware corporation (the "Company"). The name and address of the issuer of such securities are Catalyst Energy Services, Three Riverway, Suite 770, Houston, Texas 77056.

ITEM 2.        IDENTITY AND BACKGROUND

There are four persons jointly filing this statement. The reporting persons are Herlin Industries, Inc. ("Herlin"), St. James Capital Partners, L.P. ("St. James"), Randolph W. Herring and Kevin J. Millin.

Herlin is a Delaware corporation. Herlin is a holding company. Herlin's principal address is 910 Travis Street, Suite 2130, Houston, Texas 77002. Herlin has not been a party to any legal proceeding in the last five years. The directors and officers of the corporation are:

(i) RANDOLPH W. HERRING. Mr. Herring's business address is 910 Travis Street, Suite 2130, Houston, Texas 77002. Mr. Herring is a director and the President and Chief Executive Officer of Herlin. Mr. Herring has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding within the last five years. Mr. Herring is a citizen of the United States of America.

(ii) KEVIN J. MILLIN. Mr. Millin's business address is 910 Travis Street, Suite 2130, Houston, Texas 77002. Mr. Millin is a director and the Vice President, Chief Operating Officer, Treasurer and Secretary of Herlin. Mr. Millin has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding within the last five years. Mr. Millin is a citizen of the United States of America.

(iii) JOHN L. THOMPSON. Mr. Thompson is a director and the Chairman of the Board of Directors of Herlin. Mr. Thompson is the President of St. James Capital Corp., a Delaware corporation ("SJCC"), and the general partner of St. James. The principal business of St. James is investments. Mr. Thompson's business address is 5599 San Felipe, Suite 301, Houston, Texas 77056. Mr. Thompson has not been convicted in a criminal proceeding during the last five years. Mr. Thompson has not been a party to a civil proceeding during the last five years. Mr. Thompson is a citizen of the United States of America.

(iv) GEORGE M. THOMPSON. Mr. Thompson is a director of Herlin. Mr. Thompson is an independent oil and gas producer. Mr. Thompson's business address is 5599 San Felipe, Suite 301, Houston, Texas 77056. Mr. Thompson has not been convicted in a criminal proceeding during the last five years. Mr. Thompson has not been a party to a civil proceeding during the last five years. Mr. Thompson is a citizen of the United States of America.

(v) ROBERT E. CONE. Mr. Cone is a director of Herlin. Mr. Cone is the Chairman of the Board and Chief Executive Officer of Industrial Holdings, Inc., a manufacturing and distribution company. Mr. Cone's business address is 7135 Ardmore, Houston, Texas 77054. Mr. Cone has not been convicted in a criminal proceeding during the last five years. Mr. Cone has not been a party to a civil proceeding during the last five years. Mr. Cone is a citizen of the United States of America.

St. James is a limited partnership organized in the State of Delaware. The principal business of St. James is investments. St. James' principal address is 5599 San Felipe, Suite 301, Houston, Texas 77056. St. James has not been convicted in a criminal proceeding within the last five years. St. James has not, within the last five years, been a party to a civil proceeding pursuant to which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SJCC is the general partner of St. James. The directors of SJCC are Charles E. Underbrink, John L. Thompson, Alan D. Feinsilver, Titus H. Harris, Jr. and William H. Wagner. The executive officers of SJCC are Messrs. Underbrink, Thompson and Feinsilver. The business address of SJCC and each of its executive officers is 5599 San Felipe, Suite 301, Houston, Texas 77056. The principal occupation of each of the executive officers and directors of SJCC is investment management and each is a citizen of the United States. Mr. Harris is the Chairman of the Board of Harris, Webb & Garrison, a regional investment banking firm with its principal business address at 5599 San Felipe, Suite 301, Houston, Texas 77056. Mr. Wagner is the Managing Director of SV Capital Management, a private equity firm with its principal business address at 200 Concord, Suite 620, San Antonio, Texas 78216. None of SJCC or its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Herring contributed $250,000 of his personal funds in order to purchase the securities. Mr. Millin contributed $250,000 of his personal funds in order to purchase the securities. St. James contributed $1,000,000 to purchase the securities, all of which came from current working capital. Herlin Industries, Inc. borrowed $3,000,000 pursuant to a 10% Promissory Note in favor of St. James attached hereto as Exhibit 8. The remainder of the consideration for the purchase of the securities, as described in Section 2.2 of that certain Stock Purchase Agreement dated November 18, 1996 by and between Herlin and certain stockholders of Catalyst Energy Services, Inc. which is attached hereto as
Exhibit 10 and incorporated herein by reference, was borrowed from Comerica Bank-Texas pursuant to that certain Loan Agreement dated December 5, 1996 among Comerica Bank-Texas and Herlin Industries, Inc., Catalyst Energy Services, Inc., Manifold Valve Services, Inc. and Compressor Dynamics, Inc. along with the Loan Documents as defined therein and attached hereto as Exhibits 2-7.

ITEM 4.        PURPOSE OF TRANSACTION.

The reporting persons do not have any definitive purpose with respect to the acquisition of the securities of the issuer. Provided, however, the reporting persons are considering several options including but not limited to: the continued operation and control of the issuer and its subsidiaries as going concerns; the pursuit of an acquisition strategy; the sale of the issuer or either subsidiary of the issuer; and the merger of the issuer or the subsidiaries into Herlin.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

(a) Herlin beneficially owns 12,704,298 shares or 98% of the common stock of the issuer. Herlin, St. James, Mr. Herring and Mr. Millin as a group are deemed to own 12,704,298 shares or 98% of the common stock of the issuer.

(b) Herlin has sole voting and dispositive power with respect to 12,704,298 shares. Herlin shares no voting or dispositive power over any shares. St. James, Mr. Herring and Mr. Millin share voting and dispositive power over the 12,704,298 shares solely through their ownership of Herlin. Neither St. James, Mr. Herring or Mr. Millin have sole voting or dispositive power regarding any shares.

(c) There were no transactions in the securities by the reporting persons in the last 60 days, other than the acquisition of the shares which gave rise to this filing.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships among the reporting persons and between such persons and any person with respect to any securities of the issuer.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement that the Schedule 13D is filed on behalf of each reporting person.

Exhibit 2 Loan Agreement dated December 5, 1996 among Comerica Bank-Texas and Herlin Industries, Inc., Catalyst Energy Services, Inc., Manifold Valve Services, Inc. and Compressor Dynamics, Inc.

Exhibit 3 Subordination Agreement dated as of December 5, 1996 by and between St. James Capital Partners, L.P., Herlin Industries, Inc., Catalyst Energy Services, Inc., Manifold Valve Services, Inc., Compressor Dynamics, Inc. and Comerica Bank-Texas.

Exhibit 4 $3,500,000 Revolving Note dated December 5, 1996 made by Herlin Industries, Inc., Catalyst Energy Services, Inc., Manifold Valve Services, Inc. and Compressor Dynamics, Inc. in favor of Comerica Bank-Texas.

Exhibit 5 $6,300,000 Term Note dated December 5, 1996 made by Herlin Industries, Inc., Catalyst Energy Services, Inc., Manifold Valve Services, Inc. and Compressor Dynamics, Inc. in favor of Comerica Bank-Texas.

Exhibit 6 Security Agreement dated December 5, 1996 among Comerica Bank-Texas and Herlin Industries, Inc., Catalyst Energy Services, Inc., Manifold Valve Services, Inc. and Compressor Dynamics, Inc.

Exhibit 7 Notice of Entire Agreement dated December 5, 1996 among Comerica Bank-Texas and Herlin Industries, Inc., Catalyst Energy Services, Inc., Manifold Valve Services, Inc. and Compressor Dynamics, Inc.

Exhibit 8 10% Promissory Note in the principal amount of $3,000,000 dated December 5, 1996 by Herlin Industries, Inc. in favor of St. James Capital Partners, L.P.

Exhibit 9 Agreement of Purchase and Sale dated December 5, 1996 by and among Herlin Industries, Inc., St. James Capital Partners, L.P., Randolph W. Herring and Kevin J. Millin.

Exhibit 10 Stock Purchase Agreement dated November 18, 1996 by and among Herlin Industries, Inc. and certain stockholders of Catalyst Energy Services, Inc.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 16, 1996

                                      HERLIN INDUSTRIES, INC.

                                      By: /s/ RANDOLPH W. HERRING
                                              Randolph W. Herring
                                          President and Chief Executive Officer

                                      ST. JAMES CAPITAL PARTNERS, L.P.
                                      By: St. James Capital Corp.,
                                           its general partner

                                      By: /s/ JOHN L. THOMPSON
                                      Name:   John L. Thompson
                                      Title: President

                                      /s/ RANDOLPH W. HERRING
                                          Randolph W. Herring

                                      /s/ KEVIN J. MILLIN
                                          Kevin J. Millin

                                                                       EXHIBIT 1

                                    AGREEMENT

The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D dated December 16, 1996, to which this Agreement is filed as an exhibit, is filed on behalf of each of them.

                                      By: /s/ RANDOLPH W. HERRING
                                              Randolph W. Herring
                                          President and Chief Executive Officer

                                      ST. JAMES CAPITAL PARTNERS, L.P.
                                      By: St. James Capital Corp.,
                                           its general partner

                                      By: /s/ JOHN L. THOMPSON
                                      Name:   John L. Thompson
                                      Title: President

                                      /s/ RANDOLPH W. HERRING
                                          Randolph W. Herring

                                      /s/ KEVIN J. MILLIN
                                          Kevin J. Millin

                                                                       EXHIBIT 2

                                 LOAN AGREEMENT

                                      AMONG

                               COMERICA BANK-TEXAS

                                       AND

                            HERLIN INDUSTRIES, INC.,
                         CATALYST ENERGY SERVICES, INC.,
                       MANIFOLD VALVE SERVICES, INC., AND
                           COMPRESSOR DYNAMICS, INC.,

                                      DATED

                                DECEMBER 5, 1996

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

SECTION 1.      DEFINITIONS..................................................1
        1.1.    DEFINED TERMS................................................1
        1.2.    ACCOUNTING TERMS............................................11
        1.3.    SINGULAR AND PLURAL.........................................11

SECTION 2.      LOANS, INTEREST AND FEES....................................12
        2.1.    REVOLVING LOAN..............................................12
        2.2.    BORROWING PROCEDURES........................................12
                2.2.1.  NOTICE..............................................12
                2.2.2.  BANK OBLIGATIONS....................................12
        2.3.    TERM LOAN...................................................12
        2.4.    NOTES.......................................................13
                2.4.1.  REVOLVING NOTE......................................13
                2.4.2.  TERM NOTE...........................................13
        2.5.    INTEREST; PAYMENTS..........................................13
                2.5.1.  REVOLVING NOTE......................................13
                2.5.2.  TERM NOTE...........................................13
                2.5.3.  GENERAL PROVISIONS..................................14
        2.6.    MAXIMUM RATE................................................14
        2.7.    FEES........................................................15
                2.7.1.  PREPARATION FEES....................................15
                2.7.2.  COMMITMENT FEE......................................16
                2.7.3.  FACILITY FEE........................................16
        2.8.    BASIS OF COMPUTATION........................................16
        2.9.    MANDATORY PREPAYMENTS.......................................16
                2.9.1.  BORROWING BASE VIOLATIONS...........................16
                2.9.2.  EFFECTS ON EURODOLLAR BORROWINGS....................16
        2.10.   OPTIONAL REDUCTIONS IN COMMITMENT AMOUNT....................17
        2.11.   LOCKBOX; DOMINION OF FUNDS..................................17
        2.12.   BASIS OF PAYMENTS; APPLICATION..............................17

SECTION 3.      SECURITY....................................................17

SECTION 4.      CONDITIONS PRECEDENT TO OBLIGATIONS OF BANK.................18
        4.1.    CONDITIONS TO FIRST DISBURSEMENT AND MAKING OF THE TERM LOAN18
                4.1.1.  DOCUMENTS EXECUTED AND FILED........................18
                4.1.2.  BORROWING AUTHORIZATIONS............................18

                4.1.3.  CERTIFIED ARTICLES AND BYLAWS.......................19
                4.1.4.  CERTIFICATES OF EXISTENCE, GOOD STANDING AND
                        QUALIFICATION.......................................19
                4.1.5.  AUDITS..............................................19
                4.1.6.  UCC LIEN SEARCHES...................................19
                4.1.7.  CASUALTY INSURANCE..................................19
                4.1.8.  PURCHASE AGREEMENT AND SUBORDINATED DEBT DOCUMENTS..19
                4.1.9.  FINANCIAL STATEMENTS................................19
                4.1.10. OTHER INFORMATION AND DOCUMENTATION.................19
        4.2.    CONDITIONS TO ALL DISBURSEMENTS AND ISSUANCES...............20
                4.2.1.  CERTIFICATE.........................................20
                4.2.2.  BORROWING BASE CERTIFICATE..........................20
                4.2.3.  BANK SATISFACTION...................................20
                4.2.4.  APPROVAL OF BANK COUNSEL............................20

SECTION 5.      WARRANTIES AND REPRESENTATIONS..............................21
                5.1.    CORPORATE EXISTENCE AND POWER.......................21
                5.2.    AUTHORIZATION AND APPROVALS.........................21
                5.3.    VALID AND BINDING AGREEMENT.........................21
                5.4.    ACTIONS, SUITS OR PROCEEDINGS.......................22
                5.5.    SUBSIDIARIES........................................22
                5.6.    NO LIENS, PLEDGES, MORTGAGES OR SECURITY INTERESTS..22
                5.7.    ACCOUNTING PRINCIPLES...............................22
                5.8.    NO ADVERSE CHANGES..................................22
                5.9.    CONDITIONS PRECEDENT................................22
                5.10.   TAXES...............................................22
                5.11.   COMPLIANCE WITH LAWS................................23
                5.12.   INDEBTEDNESS........................................23
                5.13.   MATERIAL AGREEMENTS.................................23
                5.14.   MARGIN STOCK........................................23
                5.15.   PENSION FUNDING.....................................23
                5.16.   MISREPRESENTATION...................................23
                5.17.   BORROWING BASE COMPONENTS...........................24
                        5.17.1. ELIGIBLE ACCOUNTS...........................24
                        5.17.2. MVS ELIGIBLE INVENTORY......................26
                        5.17.3. CDI ELIGIBLE MINOR PARTS INVENTORY..........26
                5.18.   ASSUMED NAMES; OTHER NAMES..........................27

SECTION 6.      AFFIRMATIVE COVENANTS.......................................27
        6.1.    FINANCIAL AND OTHER INFORMATION.............................27
                6.1.1.  ANNUAL FINANCIAL REPORTS............................27
                6.1.2.  QUARTERLY FINANCIAL STATEMENTS......................27
                6.1.3.  CDI/MVS FINANCIAL STATEMENTS........................28

                6.1.4.  COMPLIANCE CERTIFICATE..............................28
                6.1.5.  AGING AND BORROWING BASE CERTIFICATE................28
                6.1.6.  ANNUAL CDI COMPRESSOR INVENTORY LISTING.............28
                6.1.7.  MANAGEMENT LETTERS..................................29
                6.1.8.  AUDITS..............................................29
                6.1.9.  OTHER RELATED PARTIES' FINANCIAL INFORMATION;
                        TAX RETURNS.........................................29
                6.1.10. OTHER INFORMATION AS REQUESTED......................29
        6.2.    INSURANCE...................................................30
        6.3.    TAXES.......................................................30
        6.4.    MAINTAIN CORPORATION AND BUSINESS...........................30
        6.5.    MAINTAIN EFFECTIVE TANGIBLE NET WORTH.......................31
        6.6.    MAINTAIN LEVERAGE RATIO.....................................31
        6.7.    FIXED CHARGE COVERAGE RATIO.................................31
        6.8.    CURRENT RATIO...............................................31
        6.9.    ERISA.......................................................31
        6.10.   USE OF LOAN PROCEEDS........................................31
        6.11.   KEY AGREEMENTS..............................................32
        6.12.   NOTICE OF EVENTS............................................32
        6.13.   INVENTORY LEASE AGREEMENTS..................................32

SECTION 7.      NEGATIVE COVENANTS..........................................33
        7.1.    CAPITAL EXPENDITURES........................................33
        7.2.    STOCK ACQUISITION...........................................33
        7.3.    LIENS AND ENCUMBRANCES......................................33
        7.4.    INDEBTEDNESS................................................33
        7.5.    EXTENSION OF CREDIT.........................................33
        7.6.    GUARANTEE OBLIGATIONS.......................................33
        7.7.    SUBORDINATE INDEBTEDNESS....................................34
        7.8.    PROPERTY TRANSFER, MERGER AND FORMATION OF SUBSIDIARIES.....34
        7.9.    ACQUIRE SECURITIES..........................................34
        7.10.   PENSION PLANS...............................................34
        7.11.   MISREPRESENTATION...........................................35
        7.12.   MARGIN STOCK................................................35
        7.13.   COMPLIANCE WITH ENVIRONMENTAL LAWS..........................35
        7.14.   DIVIDENDS...................................................35
        7.15.   PURCHASE AGREEMENT; SUBORDINATED DEBT DOCUMENTS.............35
        7.16.   MANAGEMENT COMPENSATION.....................................35
        7.17.   CERTIFICATE OF TITLE........................................36

SECTION 8.      EVENTS OF DEFAULT - ENFORCEMENT - APPLICATION OF
                PROCEEDS....................................................36
        8.1.    EVENTS OF DEFAULT...........................................36

                8.1.1.  FAILURE TO PAY MONIES DUE...........................36
                8.1.2.  MISREPRESENTATION...................................36
                8.1.3.  NONCOMPLIANCE WITH BANK AGREEMENTS..................36
                8.1.4.  OTHER DEFAULTS......................................36
                8.1.5.  JUDGMENTS...........................................36
                8.1.6.  BUSINESS SUSPENSION, BANKRUPTCY, ETC................37
                8.1.7.  CHANGE OF MANAGEMENT................................37
                8.1.8.  INADEQUATE FUNDING OR TERMINATION OF EMPLOYEE/BENEFIT
                        PLAN(S).............................................37
                8.1.9.  OCCURRENCE OF CERTAIN REPORTABLE EVENTS.............37
                8.1.10. LOSS OR DAMAGE......................................37
                8.1.11. ADVERSE CHANGE......................................37
                8.1.12. GOVERNMENTAL LIENS..................................38
                8.1.13. PURCHASE AGREEMENT..................................38
        8.2.    REMEDIES....................................................38
        8.3.    APPLICATION OF PROCEEDS.....................................38
        8.4.    CUMULATIVE REMEDIES.........................................38

SECTION 9.      MISCELLANEOUS...............................................39
        9.1.    INDEPENDENT RIGHTS..........................................39
        9.2.    COVENANT INDEPENDENCE.......................................39
        9.3.    WAIVERS AND AMENDMENTS......................................39
        9.4.    GOVERNING LAW...............................................39
        9.5.    SURVIVAL OF WARRANTIES, ETC.................................39
        9.6.    PAYMENTS ON SATURDAYS, ETC..................................39
        9.7.    BINDING EFFECT..............................................39
        9.8.    MAINTENANCE OF RECORDS......................................40
        9.9.    NOTICES.....................................................40
        9.10.   COUNTERPARTS................................................40
        9.11.   HEADINGS....................................................40
        9.12.   CAPITAL ADEQUACY............................................40
        9.13.   COSTS AND ATTORNEYS' FEES...................................41
        9.14.   GENDER......................................................42
        9.15.   CROSS DEFAULT; CROSS COLLATERAL.............................42
        9.16.   JOINT AND SEVERAL OBLIGATIONS...............................42
        9.17.   SEVERABILITY OF PROVISIONS..................................42
        9.18.   ASSIGNMENT..................................................42
        9.19.   VENUE.......................................................42
        9.20.   WAIVER OF JURY TRIAL........................................44

EXHIBIT A - Borrowing Base Certificate
EXHIBIT B - Investor Subordination Agreement Form
EXHIBIT C - Monthly Tracking Report
EXHIBIT D - Revolving Note
EXHIBIT E - Telephone Notice Authorization
EXHIBIT F - Term Note
EXHIBIT G - Officer's Certificate
EXHIBIT H - Compliance Certificate

SCHEDULES:

SCHEDULE 5.4  - Actions, Suits or Proceedings
SCHEDULE 5.6  - Existing Liens
SCHEDULE 5.11 - Compliance With Laws
SCHEDULE 5.12 - Indebtedness
SCHEDULE 5.13 - Material Agreements
SCHEDULE 5.17.2 - Locations

ANNEXES:

ANNEX I - Interest Rate Annex

                                 LOAN AGREEMENT

      THIS LOAN AGREEMENT is made and delivered this 5th day of December, 1996, by and among HERLIN INDUSTRIES, INC., CATALYST ENERGY SERVICES, INC., MANIFOLD VALVE SERVICES, INC., and COMPRESSOR DYNAMICS, INC., each a Delaware corporation, and COMERICA BANK-TEXAS, a Texas banking corporation.

                                  WITNESSETH:

      WHEREAS, the Borrowers desire, jointly and severally, to (a) borrow from the Bank from time to time an amount not to exceed in the aggregate $3,500,000 for the working capital needs of the Borrowers and (b) cause the Bank to make a $6,300,000 term loan; and

      WHEREAS, the Bank is willing to supply such financing subject to the terms and conditions set forth in this Agreement;

      NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, the Borrowers and the Bank agree as follows:

SECTION 1.  DEFINITIONS

      1.1. DEFINED TERMS. As used herein, the following terms shall have the following respective meanings:

      "ACCOUNTS," "CHATTEL PAPER," "DOCUMENTS," "EQUIPMENT," "FIXTURES," "GENERAL INTANGIBLES," "GOODS," "INSTRUMENTS" and "INVENTORY" shall have the meanings assigned to them in the UCC on the date of this Agreement.

      "AFFILIATE" shall mean any Person controlling, controlled by or under common control with any other Person.

      "AGREEMENT" shall mean this Loan Agreement, as the same may be amended, restated and modified from time to time.

      "BANK" shall mean Comerica Bank-Texas, a Texas banking corporation.

      "BANKRUPTCY CODE" shall mean Title 11 of the United States Code, as amended, or any successor act or code.

      "BORROWED MONEY INDEBTEDNESS" shall mean, with respect to any Person, without duplication, (a) all Debt of such Person for borrowed money, (b) all Debt of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all Debt of such Person under conditional sale or other title retention agreements relating to Property purchased by such Person, (d) all Debt of such Person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable incurred in the ordinary course of such Person's business), (e) all capital lease obligations (as determined in accordance with GAAP), (f) all Debt of others of the types specified in CLAUSES (A) through (E) above secured by any lien on property or assets owned or acquired by such Person, whether or not the Debt secured thereby have been assumed, (g) all outstanding letters of credit issued for the account of such Person and (h) all guarantees of such Person of Debt of the type referred to in the foregoing CLAUSES (A) through (G).

      "BORROWERS" shall mean Herlin Industries, Inc., Catalyst Energy Services, Inc., Manifold Valve Services, Inc., and Compressor Dynamics, Inc., each a Delaware corporation. "BORROWER" shall mean any of them.

      "BORROWING AUTHORIZATION" shall mean (i) with respect to a corporation, a certificate of the Secretary or an Assistant Secretary of a corporation as to the resolutions of the Board of Directors of such corporation authorizing the execution, delivery and performance of the documents to be executed by such corporation; the incumbency and signature of the officer of such corporation executing such documents on behalf of such corporation, and the Organizational Documents of such corporation and (ii) with respect to a partnership, joint venture or other nonindividual Person, such written instruments as shall be required by the Bank authorizing the execution, delivery and performance of the documents to be executed by such Person; the incumbency and signature of the representative of such Person executing such documents on behalf of such Person, and the Organizational Documents of such Person.

      "BORROWING BASE" shall mean, as of any applicable date of determination, the sum of (a) eighty percent (80%) of the aggregate outstanding principal balance of Borrowers' Eligible Accounts, PLUS (b) the lesser of (i) fifty percent (50%) of the CDI Eligible Minor Parts Inventory and (ii) $1,000,000, PLUS (c) the lesser of (i) fifty percent (50%) of the MVS Eligible Inventory and
(ii) $400,000.

      "BORROWING BASE CERTIFICATE" shall mean a certificate in the form of EXHIBIT A to this Agreement, completed in all appropriate respects and executed by the chief executive officer, president, chief financial officer, or treasurer of each Borrower or by any other officer of any Borrower designated in writing by any of the chief executive officer, president, chief financial officer or treasurer of such Borrower, such designation to be acceptable to the Bank in its sole reasonable discretion, and setting forth Borrowers' computation of the Borrowing Base as of the date of such certificate.

      "BUSINESS DAY" shall mean a day on which the Bank is open to carry on its normal commercial lending business.

      "CAPITAL EXPENDITURES" shall mean, as to any Person and as of the date of determination, expenditures for fixed or capital assets, all determined in accordance with GAAP.

      "CASH FLOW" shall mean (without duplication), as to any Person and for any period, the sum of (a) Net Income before taxes AND (b) the sum of (1) depreciation, amortization, depletion, obsolescence of property, and (2) interest expense, all determined in accordance with GAAP.

      "CDI" shall mean Compressor Dynamics, Inc., a Delaware corporation.

      "CDI ELIGIBLE MINOR PARTS INVENTORY" shall mean that CDI Minor Parts Inventory for which each of the warranties set forth in SECTION 5.17.3 of this Agreement shall be true (as of any applicable date of determination) and which has been represented by the Borrowers to be an item of "CDI Eligible Minor Parts Inventory" on a Borrowing Base Certificate.

      "CDI MINOR PARTS INVENTORY" shall mean Inventory owned by CDI from time to time consisting of minor parts and other types of attachments to finished goods (but not including finished goods) as reflected on the financial statements of CDI delivered or required to be delivered to the Bank by the Borrowers pursuant this Agreement from time to time.

      "CERCLA" shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. ss.ss. 9601 ET SEQ.), as amended from time to time, including, without limitation, as amended by the Superfund Amendments and Reauthorization Act of 1986.

      "CESI" shall mean Catalyst Energy Services, Inc., a Delaware corporation.

      "COLLATERAL" shall mean any property of any Related Party in the possession of the Bank, any amount in any deposit account of any Related Party with the Bank, all of each Borrower's Accounts, Chattel Paper, Documents, Equipment, Fixtures, General Intangibles, Goods, Instruments and Inventory, and wherever located and whether now owned or hereafter acquired, together with all replacements thereof, substitutions therefor and all proceeds and products thereof.

      "COMMITMENT AMOUNT" shall mean $3,500,000, as the same may be reduced from time to time pursuant to the terms of this Agreement.

      "CONSOLIDATED" or "CONSOLIDATED" shall mean when used with reference to any financial term in this Agreement, the aggregate for two or more persons of the amounts signified by such term for all such persons determined on a consolidated basis in accordance with GAAP. Unless otherwise specified herein, references to "consolidated" financial statements or data of Borrowers includes consolidation with their respective Subsidiaries in accordance with GAAP.

      "CONTRACT RATE" shall mean, as of any date of determination, the annual rate of interest which, pursuant to SECTION 2.6 of this Agreement would be applicable to the Notes if the annual rate of interest were determined without the Maximum Legal Rate limitation.

      "CURRENT ASSETS" shall mean, as of any applicable date of determination, all cash, nonaffiliated customer receivables, United States government securities, inventories and all other assets of a Person that should be classified as current in accordance with GAAP.

      "CURRENT LIABILITIES" shall mean, as of any applicable date of determination, (a) all liabilities of a person that should be classified as current in accordance with GAAP, including without limitation any portion of the principal of the Notes classified as current, PLUS (b) to the extent not otherwise included, all liabilities of any Borrower to any of its Affiliates whether or not classified as current in accordance with GAAP.

      "CURRENT MATURITIES OF CAPITAL LEASES" shall mean, as of any date of determination, all current maturities of capital leases of a Person as determined in accordance with GAAP.

      "CURRENT MATURITIES OF LONG TERM DEBT" shall mean, as of any date of determination, all current maturities of long term debt of a Person as determined in accordance with GAAP.

      "DEBT" shall mean, as of any applicable date of determination, all items of indebtedness, obligation or liability of a Person, whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, joint or several, that should be classified as liabilities in accordance with GAAP.

      "DEFAULT" shall mean a condition or event which, with the giving of notice or the passage of time, or both, would become an Event of Default.

      "DISBURSEMENT DATE" shall mean each date upon which the Bank makes a loan to the Borrowers under SECTION 2.1 of this Agreement.

      "DOLLARS" or "$" shall mean United States Dollars.

      "Effective Tangible Net Worth" shall mean the consolidated Tangible Net Worth of the Borrowers PLUS the Debt evidenced by the Subordinated Debt Documents.

      "ELIGIBLE ACCOUNTS" shall mean those Accounts of the Borrowers for which each of the warranties set forth in SECTION 5.17.1 of this Agreement shall be true (as of any applicable date of determination) and which has been represented by the Borrowers to be an "ELIGIBLE ACCOUNT" on the Borrowing Base Certificate.

      "ENVIRONMENTAL LAWS" shall mean all requirements imposed by any law (including, but not limited to, CERCLA and RCRA), rule, regulation or order of any governmental authority in effect at the applicable time which relate to (i) noise; (ii) pollution, protection or clean-up of the air, surface water, ground water or land; (iii) solid, gaseous or liquid waste generation, recycling, reclamation, treatment, storage, disposal or transportation; (iv) exposure to Hazardous Substances; (v) the safety or health of employees or (vi) regulation of the manufacture, processing, distribution in commerce, use, discharge, release, threatened release, emission or storage of Hazardous Substances.

      "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, or any successor act or code.

      "EVENT OF DEFAULT" shall mean any of those conditions or events listed in
SECTION 8.1 of this Agreement.

      "FINANCIAL STATEMENTS" shall mean all those balance sheets, earnings statements and other financial data (whether of any Related Party) which have been furnished to the Bank for the purpose of, or in connection with, this Agreement and the transactions contemplated hereby.

      "FINANCING STATEMENTS" shall mean UCC financing statements describing the Bank as secured party and the Borrowers as debtor covering the Collateral and otherwise in such form, for filing in such jurisdictions and with such filing offices as the Bank shall reasonably deem necessary or advisable.

      "FIXED CHARGE COVERAGE RATIO" shall mean, as of any day and for any Person, the ratio of (a) Cash Flow for the most recently ended 12 month period as of such day to (b) an amount equal to the sum of (1) Current Maturities of Long Term Debt as of the end of such 12 month period, (2) Current Maturities of Capital Leases as of the end of such 12 month period, (3) interest expense for such 12 month period, (4) taxes paid for such 12 month period, and (5) non-financed Capital Expenditures for such 12 month period.

      "GAAP" shall mean, as to a particular Person, such accounting practice as, in the opinion of the independent certified public accountants of recognized national standing regularly retained by such Person and acceptable to the Bank, conforms at the time to generally accepted accounting principles, consistently applied. GAAP shall mean those principles and practices (a) which are recognized as such by the Financial Accounting Standards Board, (b) which are applied for all periods after the date hereof in a manner consistent with the manner in which such principles and practices were applied to the most recent audited financial statements of the relevant Person furnished to the Bank, and (c) which are consistently applied for all periods after the date hereof so as to reflect properly the financial condition, and results of operations and changes in financial position, of such Person. If any change in any accounting principle or practice is required by the

Financial Accounting Standards Board in order for such principle or practice to continue as a GAAP or practice, all reports and financial statements required hereunder may be prepared in accordance with such change only after written notice of such change is given to the Bank.

      "HAZARDOUS SUBSTANCE" shall mean one or more of the following substances:

            (1) those substances included within the definitions of (i) "hazardous substances", "hazardous materials" or "toxic substances", in CERLA, RCRA, Toxic Substances Control Act, Federal Insecticide, Fungicide and Rodenticide Act and the Hazardous Materials Transportation Act (49 U.S.C. Sections 1801 ET SEQ.), or (ii) "solid waste", as defined under the Texas Solid Waste Disposal Act;

            (2) such other substances, materials and wastes which are or become regulated as hazardous or toxic under applicable local, state or federal law, or the United States government, or which are or become classified as hazardous or toxic under federal, state, or local laws of regulations; and

            (3) any material, waste or substance which is: (i) asbestos; (ii) polychlorinated biphenyls; (iii) designated as a "hazardous substance" pursuant to Section 311 of the Clean Water Act, 33 U.S.C. Sections 1251 ET SEQ. (33 U.S.C. ss.1321) or listed pursuant to Section 307 of the Clean Water Act 933 U.S.C. ss.1317); (iv) explosives; (v) radioactive materials; or (vi) petroleum, petroleum products or any faction thereof.

      "HERLIN" shall mean Herlin Industries, Inc., a Delaware corporation.

      "INDEBTEDNESS" shall mean all loans, advances and indebtedness of the Borrowers to the Bank under this Agreement, and all other indebtedness, obligations and liabilities whatsoever of the Borrowers to the Bank, whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, joint or several, due or to become due, now existing or hereafter arising pursuant to the Loan Documents.

      "INVESTOR" shall mean St. James Capital Partners, L.P., a Delaware limited partnership.

      "INVESTOR SUBORDINATED NOTE" shall mean that certain 10% Subordinated Convertible Promissory Note issued by Herlin, payable to the order of the Investor, dated of even date herewith, in an aggregate principal amount of $3,000,000, with a final stated maturity of December 5, 1997.

      "INVESTOR SUBORDINATION AGREEMENT" shall mean that certain Subordination Agreement substantially in the form of EXHIBIT B attached hereto, by and among the Investor, the Bank and the Borrowers, as the same may be amended, restated and modified from time to time.

      "INTEREST RATE ANNEX" shall mean ANNEX I, as it may from time to time be amended, modified, restated or supplemented.

      "INVENTORY LEASE AGREEMENT" shall mean a lease agreement in a form approved by the Bank in its sole reasonable discretion (such approval not to be unreasonably withheld) (and which has noted on its face that such lease agreement is subject to the Liens of the Bank) between the Borrower, as lessor, and third party Persons, as lessee, as the same may be amended, modified, restated, replaced and supplemented from time to time.

      "KEY AGREEMENTS" shall mean any contracts or agreements between any Borrower and customers of such Borrower under which or pursuant to which such Borrower is reasonably expected to derive five percent (5%) or more of its gross revenues during any 12-month period, and any and all renewals, extensions and modifications thereof.

      "LIEN" means any mortgage, pledge, charge, encumbrance, security interest, collateral assignment or other lien or restriction of any kind, whether based on common law, constitutional provision, statute or contract, and shall include reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions.

      "LOAN DOCUMENTS" shall mean any and all papers now or hereafter governing, evidencing, guaranteeing or securing or otherwise relating to all or any part of the Indebtedness, including, without limitation, the Notes, this Agreement, the Security Documents, all instruments, certificates and agreements now or hereafter executed or delivered to the Bank pursuant to any of the foregoing or in connection with the Loans or any commitment regarding the Loans and all amendments, modifications, renewals, extensions, increases and rearrangements of, and substitutions for, any of the foregoing.

      "LOANS" shall mean the Revolving Loans and the Term Loan.

      "MATERIAL ADVERSE CHANGE" shall mean, with respect to any Person, a material adverse change in the business, properties or condition (financial or otherwise) of such Person.

      "MAXIMUM AVAILABLE AMOUNT" shall mean, on any day, the lesser of (a) the Commitment Amount and (b) the Borrowing Base, all as of such day.

      "MAXIMUM LEGAL RATE" shall have the meaning set forth in SECTION 2.6 of this Agreement.

      "MONTHLY LEASE TRACKING REPORT" shall mean a report prepared by the Borrowers relating to the CDI Minor Parts Inventory, substantially in the form of EXHIBIT C attached hereto and incorporated herein by reference for all purposes.

      "MVS" shall mean Manifold Valve Services, Inc., a Delaware corporation.

      "MVS ELIGIBLE INVENTORY" shall mean that MVS Inventory for which each of the warranties set forth in SECTION 5.17.2 of this Agreement shall be true (as of any applicable date of determination) and which has been represented by the Borrowers to be an item of "MVS ELIGIBLE INVENTORY" on a Borrowing Base Certificate.

      "MVS INVENTORY" means Inventory owned by MVS from time to time.

      "NET BOOK VALUE" shall mean, for any item of property or asset of any Borrower, the gross book value of such item of property or asset, MINUS the accumulated depreciation attributable to such item of property or asset, as determined in accordance with GAAP.

      "NET INCOME" shall mean, for any Person and as of any date of determination, gross revenues and other proper income credits, less all proper income charges, including taxes on income, all determined in accordance with GAAP.

      "NOTES" shall mean the Revolving Note and the Term Note.

      "OFFICER'S CERTIFICATE" shall mean a certificate substantially in the form of EXHIBIT G attached hereto and incorporated herein by reference for all purposes executed and delivered to the Bank by the chief executive officer, president or chief financial officer of each Borrower.

      "ORGANIZATIONAL DOCUMENTS" shall mean, with respect to a corporation, the certificate of incorporation or articles of incorporation and bylaws of such corporation; with respect to a partnership, the partnership agreement establishing such partnership; with respect to a joint venture, the joint venture agreement establishing such joint venture, and with respect to a trust, the instrument establishing such trust; in each case including any and all modifications thereof as of the date of the Loan Document referring to such Organizational Document and any and all future modifications thereof which are consented to by the Bank to the extent that consent is required by this Agreement.

      "PAST DUE RATE" shall mean on any day the lesser of (a) Prime Rate (as defined in the Interest Rate Annex) for such day plus five percent (5%) per annum and (b) the Maximum Legal Rate on such day.

      "PBGC" shall mean the Pension Benefit Guaranty Corporation or any person succeeding to the present powers and functions of the Pension Benefit Guaranty Corporation.

      "PERMITTED LIENS" shall mean:

      (a)   Liens and encumbrances in favor of the Bank;

      (b) Liens for taxes, assessments or other governmental charges incurred in the ordinary course of business and not yet past due or being contested in good faith by appropriate proceedings and, if requested by the Bank, bonded in a manner satisfactory to the Bank;

      (c) Liens not delinquent created by statute in connection with worker's compensation, unemployment insurance, social security and similar statutory obligations;

      (d) Liens of mechanics, materialmen, carriers, warehousemen or other like statutory or common law liens securing obligations incurred in good faith in the ordinary course of business that are not yet due and payable or are being contested in good faith and for which adequate reserves have been established;

      (e) Encumbrances consisting of zoning restrictions, rights-of-way, easements or other restrictions on the use of real property, none of which materially impairs the use of such property by any Related Party in the operation of the business for which it is used and none of which is violated in any material respect by any existing or proposed structure or land use;

      (f) purchase money liens to secure debt permitted under SECTION 7.4(E) hereof to acquire Equipment not exceeding, in the aggregate, $100,000 outstanding at any one time; PROVIDED, that said Liens may only cover such Equipment and may only secure such purchase money debt; and

      (g)   Existing liens described in SCHEDULE 5.6 attached hereto.

      "PERMITTED SUBSIDIARY INVESTMENTS" shall mean, with respect to any Borrower, loans, advances or extensions of credit to one or more Subsidiaries so long as the aggregate amount thereof outstanding as of any date of determination of the Tangible Net Worth of the Borrowers and the Subsidiaries does not exceed five percent (5%) of the aggregate Tangible Net Worth of the Borrowers and the Subsidiaries on a consolidated basis.

      "PERSON" shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated association, joint stock company, government, municipality, political subdivision or agency or other entity.

      "PRIME RATE" shall have the meaning assigned to it in the Interest Rate Annex.

      "PURCHASE AGREEMENT" shall mean that certain Stock Purchase Agreement dated November 15, 1996, executed by and between Herlin and the Seller.

      "RCRA" shall mean the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Sections 6901, ET SEQ.), as amended from time to time.

      "RELATED PARTIES" shall mean the Borrowers, all other Persons which may from time to time be obligated for the Debt and any and all Subsidiaries of any of the Borrowers, if any.
"RELATED PARTY" shall mean any one of them.

      "REVOLVING LOAN" shall mean an advance made by the Bank to the Borrowers under SECTION 2.1 of this Agreement on a Disbursement Date.

      "REVOLVING NOTE" shall mean a promissory note conforming to SECTION 2.5.1 of this Agreement and in the form of EXHIBIT D to this Agreement, and any and all renewals, extensions, modifications, rearrangements and/or replacements thereof.

      "REVOLVING NOTE MATURITY DATE" shall mean two (2) years from the date hereof or such earlier date as may be designated by the Bank pursuant to SECTION
8.2 hereof.

      "SECURITY DOCUMENTS" shall mean (a) one or more security agreements executed by the Borrowers in favor of the Bank pursuant to which the Borrowers grant to the Bank a security interest in the Accounts, Chattel Paper, Documents, Equipment, Fixtures, General Intangibles, rights and benefits under the Purchase Agreement, Goods, Instruments and Inventory, wherever located and whether now owned or hereafter acquired, together with all replacements thereof, substitutions therefor and all proceeds and products thereof, (b) the Financing Statements, (c) any and all other security agreements, assignments, collateral assignments, pledges, mortgages, deeds of trust and guaranties from time to time securing the Indebtedness or any part thereof, (d) the Investor Subordination Agreement, and (e) any and all renewals, extensions, amendments, modifications, replacements, supplements, substitutions and rearrangements thereof, thereto or therefor.

      "SELLER" shall mean certain stockholders of CESI party to the Purchase Agreement.

      "SUBORDINATED DEBT" shall mean the Debt evidenced by the Investor Subordinated Note.

      "SUBORDINATED DEBT DOCUMENTS" shall mean the Investor Subordinated Note, the Investor Subordination Agreement and any and all other documents, instruments, and any and all other papers now or hereafter governing, evidencing, guaranteeing or otherwise relating to all or any part of the indebtedness evidenced by the Investor Subordinated Note, and all amendments, modifications, renewals, extensions, increases and rearrangements of, and substitutions for, any of the foregoing permitted herein.

      "SUBSIDIARIES" shall mean, for any Person, any corporation of which more than fifty percent (50%) of the outstanding voting securities shall, as of any applicable date of determination, be owned directly, or indirectly through one or more intermediaries, by such Person.

      "TANGIBLE NET WORTH" shall mean, as of any applicable date of determination, the excess of (a) the Net Book Value of all assets of a Person (other than patents, patent rights, trademarks, trade names, franchises, copyrights, licenses, goodwill, and similar intangible assets) after all appropriate deductions in accordance with GAAP (including, without limitation, reserves for doubtful receivables, obsolescence depreciation and amortization), over (b) all Debt of such Person.

      "TANGIBLE NET WORTH STEP-UP" shall mean on any date it is determined which occurs on or after the Borrowers' 1997 fiscal year end, an amount equal to ninety percent (90%) of the aggregate amount of Net Income of the Borrowers earned during each fiscal year of the Borrowers which has ended as of such date of determination.

      "TELEPHONE NOTICE AUTHORIZATION" shall mean a letter in the form and content of EXHIBIT E to this Agreement authorizing telephone notice of borrowing and establishing a codeword system of identification in connection therewith.

      "TERM LOAN" shall mean the loan described in SECTION 2.3 hereof.

      "TERM NOTE" shall mean a promissory note, in the original principal sum of $6,300,000, and otherwise in the form of EXHIBIT F to this Agreement, and any and all renewals, extensions, modifications, rearrangements and/or replacements thereof.

      "TERM NOTE MATURITY DATE" shall mean six (6) years from the date hereof or such earlier date as may be designated by the Bank pursuant to SECTION 8.2 hereof.

      "TRANSTEXAS ACCOUNTS shall mean any Accounts of any Borrower from time to time owing to such Borrower by TransTexas Gas Co., World Energy Corporation, William Stanley or any Affiliate of any of them.

      "UCC" shall mean the Uniform Commercial Code as in effect in the State of Texas and as amended from time to time.

      1.2. ACCOUNTING TERMS. All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP.

      1.3. SINGULAR AND PLURAL. Where the context herein requires, the singular number shall be deemed to include the plural, and vice versa.

SECTION 2.  LOANS, INTEREST AND FEES.

      2.1. REVOLVING LOAN. Subject to the terms and conditions of this Agreement and the other Loan Documents, the Bank agrees to make loans to the Borrowers on a revolving basis in such amount as the Borrowers shall request pursuant to
SECTION 2.2 of this Agreement at any time from the date of this Agreement until the Revolving Note Maturity Date, up to an aggregate principal amount outstanding at any time not to exceed the Maximum Available Amount, PROVIDED that each Disbursement Date under this Agreement must be a Business Day.

      2.2.  BORROWING PROCEDURES.

            2.2.1. NOTICE. The Borrowers shall give the Bank notice of the Borrowers' desire for a Revolving Loan by the times set forth in the Interest Rate Annex. Such notice shall be by telephone communication from an officer of the Borrowers who has been given access by the Borrowers to a security code given to the Borrowers by the Bank in accordance with a security letter from the Borrowers to the Bank, in form and substance acceptable to the Bank. Such notice shall specify the proposed Disbursement Date and the principal amount of the proposed Revolving Loan. Prior to such telephone notice, each Borrower shall have executed and delivered to Bank a Telephone Notice Authorization.

            2.2.2. BANK OBLIGATIONS. The Bank agrees to make the Revolving Loan on the Disbursement Date as set forth in a notice to the Bank from the Borrowers conforming to the requirements of SECTION 2.2.1 by crediting any Borrower's general deposit account with the Bank in the amount of such Revolving Loan, PROVIDED, HOWEVER, that the Bank shall not be so obligated if:

                    (a) Any of the conditions precedent set forth in SECTION 4 of this Agreement shall not have been satisfied or waived by the Bank in accordance with SECTION 9.3 of this Agreement; or

                    (b) Such proposed Revolving Loan would cause the aggregate unpaid principal amount of the Revolving Loans outstanding under this Agreement to exceed the Maximum Available Amount, on the Disbursement Date.

      2.3. TERM LOAN. Subject to the terms and conditions of this Agreement and the other Loan Documents, the Bank agrees to make a term loan to the Borrowers on the date hereof in an amount equal to $6,300,000.

      2.4.  NOTES.

            2.4.1. REVOLVING NOTE. The Revolving Loans shall be evidenced by the Revolving Note, jointly and severally executed by the Borrowers, dated the date of this Agreement, payable to the Bank on the Revolving Note Maturity Date (unless sooner accelerated pursuant to the terms of this Agreement), and in the principal amount of the original Commitment Amount. The date and amount of each Revolving Loan made by the Bank and of each prepayment or repayment of principal thereon received by the Bank shall be recorded by the Bank in its records or, at the option of the Bank, on a schedule attached to the Revolving Note. The aggregate unpaid principal amount so recorded by the Bank shall constitute the best evidence of the principal amount owing and unpaid on the Revolving Note, PROVIDED, HOWEVER, that the failure by the Bank to so record any such amount or any error in so recording any such amount (whether on the schedule attached to the Revolving Note or otherwise) shall not limit or otherwise affect the obligations of the Borrowers under this Agreement or the Revolving Note to repay the principal amount of all the Revolving Loans together with all interest accrued or accruing thereon.

            2.4.2. TERM NOTE. The Term Loan shall be evidenced by the Term Note.

      2.5.  INTEREST; PAYMENTS.

            2.5.1. REVOLVING NOTE. Subject to the provisions of SECTION 2.6 below, prior to and on the Revolving Loan Maturity Date, the Revolving Note shall bear interest on the outstanding principal balance from time to time outstanding at the rate or rates provided in the Interest Rate Annex. Accrued and unpaid interest on the unpaid principal balance of the Revolving Note shall be due and payable on the Interest Payment Dates (as defined in the Interest Rate Annex) and the principal of the Revolving Note shall be due and payable in full on the Revolving Note Maturity Date; PROVIDED, that the Borrowers shall also make the principal prepayments on the Revolving Note provided under SECTION 2.9.

            2.5.2. TERM NOTE. Subject to the provisions of SECTION 2.6 below, the Term Note shall bear interest on the outstanding principal balance from time to time outstanding under the Term Note at a rate or rates provided in the Interest Rate Annex. Accrued and unpaid interest on the unpaid principal balance of the Term Note shall be due and payable on the Interest Payment Dates (as defined in the Interest Rate Annex). The principal of the Term Note shall be due and payable in monthly installments of $87,500 each, the first of such principal installments to be due and payable on February 1, 1997, and a like principal installment to be due and payable on the first day of each succeeding calendar month occurring thereafter until the Term Note has been fully paid and satisfied; PROVIDED, that on the Term Note Maturity Date, all then outstanding principal on the Term Note and all accrued and unpaid interest thereon shall be finally due and payable.

            2.5.3. GENERAL PROVISIONS. Except to the extent otherwise provided herein, all payments of principal, interest and other amounts to be paid by the Borrowers to the Bank hereunder, under the Notes and the other Loan Documents shall be made in Dollars, in immediately available funds.

      2.6. MAXIMUM RATE. The following provisions shall control this Agreement and the Notes:

            (a) No agreements, conditions, provision or stipulations contained in this Agreement, any Note, any of the other Loan Documents or in any other agreement between any Borrower and the Bank, or the occurrence of an Event of Default, or the exercise by the Bank of the right to accelerate the payment of the maturity of principal and interest, or to exercise any option whatsoever contained in this Agreement or any other agreement between the Borrowers and the Bank, or the arising of any contingency whatsoever, shall entitle the Bank to collect, in any event, interest exceeding the maximum rate of nonusurious interest allowed from time to time by applicable state or federal laws as now or as may hereinafter be in effect (the "MAXIMUM LEGAL RATE") and in no event shall the Borrowers be obligated to pay interest exceeding such Maximum Legal Rate, and all agreements, conditions or stipulations, if any, which may in any event or contingency whatsoever operate to bind, obligate or compel any Related Party to pay a rate of interest exceeding the Maximum Legal Rate shall be without binding force or effect, at law or in equity, to the extent only of the excess of interest over such Maximum Legal Rate. In the event any interest is charged in excess of the Maximum Legal Rate (the "EXCESS"), each Borrower acknowledges and stipulates that any such charge shall be the result of an accidental and bona fide error, and such Excess shall be, first, applied to reduce the principal of any obligations due, and, second, returned to the Borrowers, it being the intention of the parties hereto not to enter at any time into an usurious or otherwise illegal relationship. The parties hereto recognize that with fluctuations in the Prime Rate from time to time announced by the Bank such an unintentional result could inadvertently occur. By the execution of this Agreement, each Borrower covenants that the credit or return of any Excess shall constitute the acceptance by any Borrower of such Excess, and no Borrower shall seek or pursue any other remedy, legal or equitable, against the Bank based, in whole or in part, upon the charging or receiving of any interest in excess of the Maximum Legal Rate. For the purpose of determining whether or not any Excess has been contracted for, charged or received by the Bank, all interest at any time contracted for, charged or received by the Bank in connection with the Borrowers' obligations shall be amortized, prorated, allocated and spread in equal parts during the entire term of this Agreement. If at any time the rate of interest payable hereunder with respect to any Note shall be computed for such Note on the basis of the Maximum Legal Rate, any subsequent reduction in the Contract Rate shall not reduce such interest thereafter payable hereunder with respect to such Note below the amount computed on the basis of the Maximum Legal Rate until the aggregate amount of such interest accrued and payable under this Agreement equals the total amount of interest which would have accrued if such interest had been at all times computed solely on the basis of the Contract Rate for such Note.

            (b) Unless preempted by federal law, the rate of interest from time to time in effect hereunder shall not exceed the "INDICATED RATE CEILING" from time to time in effect under Chapter 1 of the Texas Credit Code (Vernon's Texas Civil Statutes), Section (a)(1), Article 5069-1.04, as amended.

            (c) The provisions of this Section shall be deemed to be incorporated into every document or communication relating to the Indebtedness which sets forth or prescribes any account, right or claims or alleged account, right or claim of the Bank with respect to any Borrower (or any other Related Party in respect of the Indebtedness), whether or not any provisions of this Section are referred to therein. All such documents and communications and all figures set forth therein shall, for the sole purpose of computing the extent of the obligations asserted by the Bank thereunder, be automatically recomputed by any Borrower or any other Related Party, and by any court considering the same, to give effect to the adjustments or credits required by this Section.

            (d) If the applicable state or federal law is amended in the future to allow a greater rate of interest to be charged under this Agreement than is presently allowed by applicable state or federal law, then the limitation of interest hereunder shall be increased to the maximum rate of interest allowed by applicable state or federal law, as amended, which increase shall be effective hereunder on the effective date of such amendment, and all interest charges owing to the Bank by reason thereof shall be payable upon demand.

            (e) The provisions of Chapter 15 of the Texas Credit Code (Vernon's Texas Civil Statutes), Article 5069-15, as amended, are specifically declared by the parties hereto not to be applicable to this Agreement or any of the other agreements executed in connection herewith or therewith or to the transactions contemplated hereby or thereby.

      2.7.  FEES.

            2.7.1. PREPARATION FEES. Simultaneously with the execution of this Agreement, the Borrowers, jointly and severally, shall pay to the Bank the reasonable amount of third party expenses (including reasonable attorney's fees and disbursements) incurred by the Bank in connection with the preparation of this Agreement and the other Loan Documents.

            2.7.2. COMMITMENT FEE. Borrowers shall pay to Bank a commitment fee for the period from the date of this Agreement to and including the Revolving Note Maturity Date equal to 0.25% per annum on the average daily excess of the Commitment Amount over the aggregate unpaid principal balance of the Revolving Loans. Such commitment fee shall be payable in arrears on the first Business Day on each April, July, October and January occurring after the date hereof (beginning with March 1997), and on the Revolving Note Maturity Date, for the periods ending on such date.

            2.7.3. FACILITY FEE. Simultaneously with the execution of this Agreement, the Borrowers, jointly and severally, shall pay to the Bank the remaining balance owing on the $15,000 facility fee owing by the Borrowers to the Bank.

      2.8. BASIS OF COMPUTATION. The amount of all accrued interest and fees hereunder and under the Notes shall be computed for the actual number of days elapsed in a year consisting of 360 days, unless the Maximum Legal Rate would thereby be exceeded, in which event, to the extent necessary to avoid exceeding the Maximum Legal Rate, interest shall be computed on the basis of the actual number of days elapsed in the applicable calendar year in which accrued.

      2.9.  MANDATORY PREPAYMENTS.

            2.9.1. BORROWING BASE VIOLATIONS. The Borrowers, jointly and severally, shall pay to the Bank the amount, if any, by which the aggregate unpaid principal amount of all Revolving Loans from time to time exceeds the Borrowing Base, together with all interest accrued and unpaid on the amount of such excess, but without other premium or penalty. Such prepayment shall be immediately due and owing upon the occurrence of any such excess. Such prepayments shall be applied first to the accrued and unpaid interest owing under Prime Rate Borrowings under the Revolving Note, then to the accrued and unpaid interest owing under Eurodollar Rate Borrowings under the Revolving Note, and the balance to principal of the Revolving Note.

            2.9.2. EFFECTS ON EURODOLLAR BORROWINGS. It is specifically noted that the prepayment of any outstanding amounts or tranches subject to fixed rate financing by the Bank, including but not limited to Eurodollar Borrowings (as defined in the Interest Rate Annex), may result in the incurring by the Borrowers of prepayment penalties and/or other costs. The fact that a mandatory prepayment is effected with respect to any fixed rate or Eurodollar Borrowings shall not operate to relieve any Borrower of its obligations to pay such penalties and/or costs (if any).

      2.10. OPTIONAL REDUCTIONS IN COMMITMENT AMOUNT. The Borrowers shall have the right to terminate or reduce the Commitment Amount at any time or from time to time, PROVIDED that (a) the Borrowers shall give notice of each such termination or reduction to the Bank not less than three (3) days prior to any such notice and (ii) each such partial reduction shall be in an aggregate amount of at least $250,000. Any termination or reduction of the Commitment Amount may not be reinstated without the written approval of the Bank granted in its sole and absolute discretion.

      2.11. LOCKBOX; DOMINION OF FUNDS. Each Borrower shall cause its account debtors to make payments to such Borrower in care of a lock box account to be established with Bank prior to the initial Disbursement Date. Each Borrower agrees to collect and enforce payment of all Accounts until an Event of Default has occurred hereunder, and then only after Bank directs such Borrower to the contrary and, from and after such direction, such Borrower agrees to fully and promptly cooperate with and assist Bank (or any other person as Bank may designate) in the collection and enforcement of all Accounts. Immediately upon notice to such effect by Bank to any Borrower and at all times thereafter, such Borrower shall (a) endorse to Bank and forthwith deliver to Bank all payments received by such Borrower on Accounts or from the sale of any Inventory or arising from any other rights or interests of such Borrower therein, in the form received by such Borrower without commingling with any funds belonging to any Borrower, and (b) forthwith deliver to Bank all such property in such Borrower's possession or hereafter coming into such Borrower's possession through any enforcement of any such rights or interests. All payments so received by Bank shall be applied in payment of the Indebtedness, first to Bank's costs and expenses incurred under this Agreement or any document executed in connection herewith, then to interest on the Notes, then to principal of the Notes in such manner as the Bank may elect in its sole discretion (in inverse order of their maturities if principal amounts are due in installments), then to other Indebtedness. The surplus, if any, shall be paid over to such Borrower.

      2.12. BASIS OF PAYMENTS; APPLICATION. All sums payable by any Borrower to the Bank under this agreement shall be paid directly to the Bank at its principal office in Dollars in immediately available funds, without setoff, deduction or counterclaim. In its sole discretion, the Bank may charge any and all deposit or other accounts (including without limitation, an account evidenced by a certificate of deposit) of any Borrower with the Bank for all or part of the Indebtedness then due; PROVIDED, HOWEVER, that this authorization shall not affect any Borrower's obligation to pay, when due, any Indebtedness whether or not account balances are sufficient to pay amounts due. All payments shall be applied first to interest, the balance to principal.

SECTION 3.  SECURITY.

      To secure full and timely performance of each Borrower's covenants set out in this Agreement and to secure the repayment of the Notes and all other Indebtedness whatsoever of the Borrowers to the Bank, each Borrower agrees to grant and assign a lien upon and security interest in the Collateral pursuant to the Security Documents and other instruments and agreements satisfactory to the Bank.

SECTION 4.  CONDITIONS PRECEDENT TO OBLIGATIONS OF BANK.

      4.1. CONDITIONS TO FIRST DISBURSEMENT AND MAKING OF THE TERM LOAN. The obligations of the Bank under this Agreement are subject to the occurrence, prior to or on the Disbursement Date first occurring and prior to the making of the Term Loan, of each of the following conditions, any or all of which may be waived in whole or in part by the Bank in writing:

            4.1.1. DOCUMENTS EXECUTED AND FILED. The Borrowers shall have executed (or caused to be executed) and delivered to the Bank, and, as appropriate, there shall have been filed with such filing offices as the Bank shall deem appropriate, the following, all in form satisfactory to the Bank:

                    (a) This Agreement;

                    (b) The Notes;

                    (c) The Investor Subordination Agreement;

                    (d) The Financing Statements;

                    (e) An initial Borrowing Base Certificate;

                    (f) the Telephone Notice Authorization;

                    (g) landlord and mortgagee waivers and/or estoppel
                        certificates with respect to Borrowers' leased real property, all in form and substance reasonably satisfactory to Bank; and

                    (h) The other Security Documents.

            4.1.2. BORROWING AUTHORIZATIONS. The Borrowers shall have furnished to the Bank a copy of resolutions of the Borrowing Authorization for the Board of Directors of each Borrower authorizing the execution, delivery and performance of this Agreement, the borrowing hereunder, the Notes and the other Loan Documents, which shall have been certified by the Secretary or Assistant Secretary of each Related Party as of the Disbursement Date first occurring.

            4.1.3. CERTIFIED ARTICLES AND BYLAWS. The Borrowers shall have furnished to the Bank a copy of the Organizational Documents of each Borrower.

            4.1.4. CERTIFICATES OF EXISTENCE, GOOD STANDING AND QUALIFICATION. The Borrowers shall have furnished to the Bank a certificate of existence and good standing with respect to each Borrower, which shall have been certified by the state agencies issuing the same as of a date reasonably near the Disbursement Date first occurring.

            4.1.5. AUDITS. The Bank shall have received a report of an independent collateral field examiner (which may be, or be affiliated with, the Bank), with respect to the Accounts and Inventory of the Borrowers, with all matters disclosed therein being satisfactory to the Bank. So long as no Event of Default has occurred which is then continuing, the Borrowers will not be responsible for the cost of any such audit. Upon the occurrence of an Event of Default, the Borrowers, jointly and severally shall promptly pay to the Bank upon demand, the costs of all such audits occurring after such occurrence of an Event of Default and during such time as the same is continuing.

            4.1.6. UCC LIEN SEARCHES. The Bank shall have received UCC record and copy searches evidencing the appropriate filing and recording of the Financing Statements and disclosing no notice of any liens or encumbrances filed against any of the Collateral in any relevant jurisdiction other than as relate to Permitted Liens.

            4.1.7. CASUALTY INSURANCE. Borrowers shall have furnished to Bank, in form, content and amounts and with companies satisfactory to Bank in accordance with SECTION 6.2 hereof, casualty insurance policies endorsed in favor of Bank as loss payee relating to the assets and properties (including, but not limited to, the Collateral) of Borrowers.

            4.1.8. PURCHASE AGREEMENT AND SUBORDINATED DEBT DOCUMENTS. The Bank shall have received a fully executed copy of the Purchase Agreement and the Subordinated Debt Documents, together with all schedules, annexes and other attachments contemplated therein, and shall have received evidence satisfactory to the Bank that the transactions contemplated therein have been consummated.

            4.1.9. FINANCIAL STATEMENTS. The Borrowers shall have furnished to the Bank consolidated (if applicable) annual financial statements for the Borrowers for their most recently ended fiscal year.

            4.1.10. OTHER INFORMATION AND DOCUMENTATION. The Bank shall have received such other information, certificates and executed documents as they shall have reasonably requested.

      4.2. CONDITIONS TO ALL DISBURSEMENTS AND ISSUANCES. The obligation of the Bank to make any Revolving Loan on any Disbursement Date, including, but not limited to, the Disbursement Date first occurring are subject to the occurrence, prior to or on the Disbursement Date related to such Revolving Loan, of each of the following conditions, any or all of which may be waived in whole or in part by the Bank in writing:

            4.2.1. CERTIFICATE. If such Revolving Loan is to made after the date hereof and is not being made pursuant to an automated advance and repayment mechanism provided to the Borrowers by the Bank, the Bank shall have received an Officer's Certificate executed by the chief executive officer, president or chief financial officer of each Borrower, certified as of such Disbursement Date, and confirming that, as of such Disbursement
      Date:

                  (a) No Default or Event of Default has occurred and is
            continuing; and

                  (b) The warranties and representations set forth in SECTION 5 of this Agreement are true and correct on and as of such Disbursement Date.

            4.2.2. BORROWING BASE CERTIFICATE. Bank shall have received from Borrowers a Borrowing Base Certificate, executed by the chief executive or chief financial officer of each Borrower, certified as of such Disbursement Date and confirming that, as of such Disbursement Date, the aggregate unpaid principal amount of all Revolving Loans (including the Revolving Loan to be made on such Disbursement Date) does not exceed the Maximum Available Amount as in effect on such Disbursement Date.

            4.2.3. BANK SATISFACTION. The Bank shall not know or have any reasonable reason to believe that, as of such Disbursement Date:

                  (a) Any Default or Event of Default has occurred and is continuing;

                  (b) Any warranty or representation set forth in SECTION 5 of this Agreement shall not be true and correct in all material respects; or

                  (c) Any provision of law, any order of any court or other agency of government or any regulation, rule or interpretation thereof has had a material adverse effect on the validity or enforceability of any Loan Document.

            4.2.4. APPROVAL OF BANK COUNSEL. All actions, proceedings, instruments and documents required to carry out the transactions contemplated by this Agreement or incidental thereto and all other related legal matters shall have been satisfactory to and approved by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., legal counsel for the Bank, and said counsel shall have been furnished with such certified copies of actions and proceedings and such other instruments and documents as they shall have reasonably requested.

SECTION 5.  WARRANTIES AND REPRESENTATIONS.

      Each Borrower represents and warrants to the Bank that:

      5.1. CORPORATE EXISTENCE AND POWER. Each Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Borrower has the corporate power and authority to own their respective properties and assets and to carry out their respective business as now being conducted and are qualified to do business and in good standing in every jurisdiction where such qualification is necessary. Each Borrower has the corporate power and authority to execute and perform this Agreement, to borrow money in accordance with its terms, to execute and deliver the Notes and other Loan Documents, to grant to the Bank liens and security interest in the Collateral as hereby contemplated and to do any and all other things required of it hereunder.

      5.2. AUTHORIZATION AND APPROVALS. The execution, delivery and performance of this Agreement, the borrowings hereunder and the execution and delivery of the Notes and other Loan Documents to which any of the Related Parties is a party (a) have been duly authorized by all requisite corporate action, (b) do not require registration with or consent or approval of, or other action by, any federal, state or other governmental authority or regulatory body, or, if such registration, consent or approval is required, the same has been obtained and disclosed in writing to the Bank or will be completed or obtained concurrently with the execution and delivery of this Agreement or, even though required, if not obtained could not cause a Material Adverse Change in any of the Related Parties, (c) will not violate any provision of law, any order of any court or other agency of government, the Organizational Documents of any Related Party, any provision of any indenture, agreement or other instrument to which any Related Party is a party, or by which it or any of its properties or assets are bound, which could cause a Material Adverse Change to occur in any Related Party, (d) will not be in conflict with, result in a breach of or constitute (with or without notice or passage of time) a default under any such indenture, agreement or other instrument, which could cause a Material Adverse Change to occur in any Related Party, and (e) will not result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of any of the Related Parties other than in favor of the Bank and as contemplated hereby.

      5.3. VALID AND BINDING AGREEMENT. This Agreement is, and the Notes, the Security Documents, and all other Loan Documents to which any of the Related Parties is a party will be, when delivered, valid and binding obligations of such Related Party, enforceable in accordance with their respective terms except for laws and equitable principles affecting the enforcement of creditors' rights generally.

      5.4. ACTIONS, SUITS OR PROCEEDINGS. Except as disclosed on SCHEDULE 5.4, there are no actions, suits or proceedings, at law or in equity, and no proceedings before any arbitrator or by or before any governmental commission, board, bureau or other administrative agency, pending, or, to the best knowledge of the Borrowers, threatened against or affecting any Related Party, or any properties or rights of any Related Party which, if adversely determined, could materially impair the right of any Related Party to carry on business substantially as now conducted or could cause a Material Adverse Change in any Related Party to occur.

      5.5.  SUBSIDIARIES.  The Borrowers have no Subsidiaries.

      5.6. NO LIENS, PLEDGES, MORTGAGES OR SECURITY INTERESTS. Except for Permitted Liens and Liens securing the Indebtedness and the liens and security interests securing indebtedness to be satisfied in full with proceeds from the initial loan hereunder (and which such liens and security interests are to be released simultaneously with such satisfaction), no Related Party's assets and properties, including, without limitation, the Collateral, is subject to any mortgage, pledge, lien, security interest or other encumbrance of any kind or character.

      5.7. ACCOUNTING PRINCIPLES. The Financial Statements of each Related Party have been prepared in accordance with GAAP and fully and fairly present in all material respects the consolidated financial condition of each Related Party as of the dates, and the results of their operations for the periods, for which the same are furnished to the Bank. To the best of any Related Party's knowledge and belief, no Related Party has any material contingent obligations, liabilities for taxes, long-term leases or unusual forward or long-term commitments not disclosed by, or reserved against in, such Financial Statements.

      5.8. NO ADVERSE CHANGES. There has been no Material Adverse Change in any of the Related Parties since the date of the latest of the Financial Statements.

      5.9. CONDITIONS PRECEDENT. As of each Disbursement Date, all appropriate conditions precedent referred to in SECTION 4 hereof shall have been satisfied (or waived in writing by the Bank).

      5.10. TAXES. Other than those which are being contested in good faith and for which adequate reserves have been established, each Related Party has filed by the due date therefor (taking into account all properly obtained extensions of due dates) all federal, state and local tax returns and other reports they are required by law to file and which are material to the conduct of their respective businesses, have paid or caused to be paid all taxes, assessments and other governmental charges that are shown to be due and payable under such returns, and have made adequate provision for the payment of such taxes, assessments or other governmental charges which have accrued but are not yet payable. No Related Party has any knowledge of any deficiency or assessment in a material amount in connection with any taxes, assessments or other governmental charges not adequately disclosed in the Financial Statements.

      5.11. COMPLIANCE WITH LAWS. Except as disclosed on SCHEDULE 5.11, each Related Party has complied with all applicable laws, to the extent that failure to comply would cause a Material Adverse Change to occur in any of the Related Parties.

      5.12. INDEBTEDNESS. Except as permitted by SECTIONS 7.4, 7.5, 7.6 and 7.7 of this Agreement, or as otherwise disclosed on SCHEDULE 5.12, no Borrower nor any other Related Party has any indebtedness for Borrowed Money Indebtedness and no direct or indirect obligations under any leases (whether or not required to be capitalized under GAAP) or any agreements of guarantee or surety except for the endorsement of negotiable instruments by the Borrowers and such Related Parties in the ordinary course of business for deposit or collection.

      5.13. MATERIAL AGREEMENTS. Except as disclosed on SCHEDULE 5.13, no Borrower nor any other Related Party has any material leases, contracts or commitments of any kind (including, without limitation, employment agreements, collective bargaining agreements, powers of attorney, distribution contracts, patent or trademark licenses, contracts for future purchase or delivery of goods or rendering of services, bonus, pension and retirement plans, or accrued vacation pay, insurance and welfare agreements); to the best knowledge of the Borrowers, all parties to such agreements (including, without limitation, the Borrowers and the other Related Parties) have complied with the provisions of such leases, contracts or commitments; and to the best knowledge of the Borrowers, no party to such agreements (including, without limitation, the Borrowers and the other Related Parties) is in default thereunder, nor has there occurred any event which with notice or the passage of time, or both, would constitute such a default. No Borrower has any Key Agreements as of the date hereof.

      5.14. MARGIN STOCK. No Related Party is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any "MARGIN STOCK" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, and no part of the proceeds of any Revolving Loan will be used, directly or indirectly, to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock or for any other purpose which might violate the provisions of Regulation G, T, U or X of the said Board of Governors. No Related Party owns any margin stock.

      5.15. PENSION FUNDING. No Related Party has incurred any material accumulated funding deficiency within the meaning of ERISA or has incurred any material liability to the PBGC in connection with any employee benefit plan established or maintained by any Borrower or any of the other Related Parties and no reportable event or prohibited transaction, as defined in ERISA, has occurred with respect to such plans.

      5.16. MISREPRESENTATION. No warranty or representation by any Related Party contained herein or in any certificate or other document furnished by any Related Party pursuant hereto contains any untrue statement of material fact or omits to state a material fact necessary to make such warranty or representation not misleading in light of the circumstances under which it was made.

      5.17. BORROWING BASE COMPONENTS.

            5.17.1. ELIGIBLE ACCOUNTS. As to each Account represented by the Borrowers to be an "ELIGIBLE ACCOUNT" on a Borrowing Base Certificate, as of the date of each such Borrowing Base Certificate:

                    (a) Such Account arose in the ordinary course of the business of the Borrowers out of either a bona fide sale of Inventory by the Borrowers, and in such case such Inventory has in fact been shipped to, and accepted and retained by, the appropriate account debtor or the sale has otherwise been consummated in accordance with such order, or services performed by the Borrowers under an enforceable contract, and in such case such services have in fact been performed for the appropriate account debtor in accordance with such contract.

                    (b) Such Account represents a legally valid and enforceable claim which is due and owing to the Borrowers by such account debtor and for such amount as is represented by the Borrowers to the Bank on such Borrowing Base Certificate, such Account is due and payable not more than thirty (30) days from the delivery of the related Inventory, or the performance of the related services, giving rise to such Account and such Account has not been due for more than ninety (90) days from the date of invoice.

                    (c) The unpaid balance of such Account as represented by the Borrowers to the Bank on such Borrowing Base Certificate is not subject to any defense, counterclaim, setoff, credit, allowance or adjustment by the account debtor because of returned, inferior or damaged Inventory or services, or for any other reason, except for customary discounts allowed by the Borrowers in the ordinary course of business for prompt payment, and there is no agreement between the Borrowers, the related account debtor and any other person for any rebate, discount, concession or release of liability, in whole or in part.

                    (d) The transactions leading to the creation of such Account comply with all applicable state and federal laws and regulations.

                    (e) The Borrowers have granted to the Bank a perfected security interest in such Account (as an item of the Collateral) prior in right to all other persons (other than Permitted Liens), and such Account has not been sold, transferred or otherwise assigned by any Borrower to any Person, other than the Bank.

                    (f) Such Account is not represented by any note, trade acceptance, draft or other negotiable instrument or by any chattel paper, except any such as have been endorsed and delivered by the Borrowers to the Bank on or prior to such Account's inclusion on such Borrowing Base Certificate.

                    (g) No Borrower has received, with respect to such Account, any notice of the death of the related account debtor or any partner thereof, nor of the dissolution, liquidation, termination of existence, insolvency, business failure, appointment of a receiver for any part of the property of, assignment for the benefit of creditors by, or the filing of a petition in bankruptcy or the commencement of any proceeding under any bankruptcy or insolvency laws by or against, such account debtor.

                    (h) If such Account is a TransTexas Account, the aggregate of all other TransTexas Accounts then outstanding does not exceed (i) 35% of all Eligible Accounts of CDI at any time during the Borrowers' 1996 or 1997 fiscal year, (ii) 30% of all Eligible Accounts at any time during the Borrowers' 1998 fiscal year, or (iii) 25% of all Eligible Accounts of CDI at any time thereafter.

                    (i) The account debtor on such Account is not:

                        (i)   an affiliate of any Borrower,

                        (ii) the United States of America or any department, agency or instrumentality thereof,

                        (iii) a citizen or resident of any jurisdiction other
                              than one of the United States,

                        (iv) one which has more than twenty-five percent (25%) of the aggregate Accounts owed by it which are more than ninety (90) days past the date of invoice, or

                        (v) an account debtor whom the Bank has reasonably determined to be (based on such factors as the Bank deems appropriate) an ineligible account debtor and as to which the Bank has notified the Borrowers in writing, PROVIDED, HOWEVER, that any such written notice shall not apply as to any Account of such account debtor which has been included on a Borrowing Base Certificate by the Borrowers prior to the giving of such notice by the Bank and which meets each and every other requirement under this Agreement for the denomination of such Account as an "ELIGIBLE ACCOUNT."

            5.17.2. MVS ELIGIBLE INVENTORY. As to each item of MVS Inventory represented by a Borrower to be "MVS ELIGIBLE INVENTORY" on a Borrowing Base Certificate, as of the date of each such Borrowing Base Certificate:

                        (a) Such item of MVS Inventory is of good and merchantable quality and is usable or salable by MVS in the ordinary course of Borrowers' business, and is not obsolete.

                        (b) Borrowers have granted to Bank a perfected security interest in such item of MVS Inventory (as an item of the Collateral) prior in right to all other persons (other than Permitted Liens), and such item of MVS Inventory has not been sold, transferred or otherwise assigned by any Borrower to any person, other than Bank and other than sales in the ordinary course of business occurring after the date of such Borrowing Base Certificate.

                        (c) Such item of MVS Inventory is located within the United States of America and is in the possession and control of MVS at one of the locations described on SCHEDULE 5.17.2 attached hereto.

            5.17.3. CDI ELIGIBLE MINOR PARTS INVENTORY. As to each item of CDI Minor Parts Inventory represented by a Borrower to be "CDI Eligible Minor Parts Inventory" on a Borrowing Base Certificate, as of the date of each such Borrowing Base Certificate:

                        (a) Such item of CDI Minor Parts Inventory is of good and merchantable quality, consists of finished goods (and is not raw materials or work-in-process), and is usable or salable by CDI in the ordinary course of the CDI's business, and is not obsolete.

                        (b) The Borrowers have granted to the Bank a perfected security interest in such item of CDI Minor Parts Inventory (as an item of the Collateral) prior in right to all other persons (other than Permitted Liens), and such item of CDI Minor Parts Inventory has not been sold, transferred or otherwise assigned by CDI to any Person, other than the Bank and other than sales in the ordinary course of business occurring after the date of such Borrowing Base Certificate.

                        (c) Such item of CDI Minor Parts Inventory is located within the United States of America and in the possession and control of
      (a) CDI at one of the locations described on SCHEDULE 5.17.2 attached hereto shall have represented in the

      Security Documents covering the Borrower's Inventory, or (b) a lessee under an Inventory Lease Agreement at the location provided therein.

      5.18. ASSUMED NAMES; OTHER NAMES. None of the Borrowers other than CESI has changed its name during the last five (5) years.

SECTION 6.  AFFIRMATIVE COVENANTS.

      From the date hereof until the principal of and interest on each Note and other Indebtedness is paid in full, and the ability, if any, of the Borrowers to obtain Revolving Loans hereunder has irrevocably terminated, each Borrower covenants and agrees that it will (or will cause each other Related Party to):

      6.1.  FINANCIAL AND OTHER INFORMATION.

            6.1.1. ANNUAL FINANCIAL REPORTS. Furnish to the Bank in form satisfactory to the Bank not later than ninety (90) days after the close of each fiscal year of the Borrowers beginning with its 1996 fiscal year, on a consolidated basis, a balance sheet as at the close of each such fiscal year, statements of income and statements of cash flows for each such fiscal year and such other comments and financial details accompanied by footnotes thereto as are usually included in similar reports. Such reports shall be prepared in accordance with GAAP by independent certified public accountants of recognized standing selected by the Borrowers and acceptable to the Bank and shall contain unqualified opinions that the financial statements present fairly the Related Parties' financial position and results of operations in all material respects. In addition, the Borrowers shall furnish to the Bank in form satisfactory to the Bank simultaneously with the financial information required in the proceeding provisions of this subsection, unaudited consolidating statements of income, balance sheet and statement of cash flows for the Borrowers.

            6.1.2. QUARTERLY FINANCIAL STATEMENTS. Furnish to the Bank not later than thirty (30) days after the close of each fiscal quarter of each fiscal year of the Borrowers, beginning with December 1996, financial statements containing the balance sheet of the Borrowers as of the end of each such period, statements of income and statements of cash flows of the Borrowers up to the end of such period, all on a consolidated basis. These statements shall be prepared on substantially the same accounting basis as the statements required in SECTION 6.1.1 of this Agreement and shall be in such detail as the Bank may reasonably require (provided, that footnote disclosure shall not be required), and the accuracy of the statements shall be certified by the chief executive officer, president or chief financial officer of each Borrower.

            6.1.3. CDI/MVS FINANCIAL STATEMENTS. Furnish to the Bank not later than thirty (30) days after the close of each month of each fiscal year of the Borrowers, beginning with December 1996, financial statements containing the balance sheet of CDI and MVS as of the end of each such period, statements of income and statements of cash flows of the Borrowers up to the end of such period. These statements shall be prepared on substantially the same accounting basis as the statements required in
      SECTION 6.1.1 of this Agreement and shall be in such detail as the Bank may reasonably require, and the accuracy of the statements shall be certified by the chief executive officer, president or chief financial officer of each Borrower.

            6.1.4. COMPLIANCE CERTIFICATE. Together with each delivery of the information required to be delivered to the Bank under SECTION 6.1.5 of this Agreement, furnish to the Bank a compliance certificate substantially in the form of EXHIBIT H attached hereto and incorporated herein by reference for all purposes, duly executed by its chief executive officer, president or chief financial officer stating, among other things, that no Event of Default or Default has occurred, or if any such Event of Default or Default exists, stating the nature thereof, the period of existence thereof and what action the Borrowers propose to take with respect thereto accompanied by such supporting calculations contained in such certificate as the Bank may request.

            6.1.5. AGING AND BORROWING BASE CERTIFICATE. Furnish to Bank monthly by the 10th of each month (a) a Borrowing Base Certificate confirming that the aggregate unpaid principal balance of all the Revolving Loans does not exceed the Maximum Available Amount as then in effect (or if such is not the case, accompanied by a prepayment of the Revolving Note in accordance with SECTION 2.9 of this Agreement), (b) an aging as of the end of the preceding month of Borrowers' Accounts in a form satisfactory to Bank, (c) a summary of the CDI Minor Parts Inventory and the MVS Inventory as of the end of such calendar month, prepared in reasonable detail and containing such other information as Bank may request, (d) an aging as of the end of the preceding month of Borrowers' accounts payable in a form satisfactory to Bank in its sole and absolute discretion, and (e) as of the end of the preceding month a Monthly Lease Tracking Report, together with any supporting information as the Bank may reasonably request. In addition, furnish Bank by the fourth day following the end of the calendar week, a Borrowing Base Certificate confirming that the aggregate unpaid principal amount of all Revolving Loans does not exceed the Maximum Available Amount as then in effect (or, if such is not the case, accompanied by a prepayment of the Revolving Note in accordance with SECTION 2.9.2 of this Agreement).

            6.1.6. ANNUAL CDI COMPRESSOR INVENTORY LISTING. Furnish to Bank simultaneously with the delivery of the financial statements described in
      SECTION 6.1.1 hereof, a listing of all Inventory of CDI consisting of compressors held by third parties on a consignment basis or located in the possession of CDI at one of the locations described on SCHEDULE 5.17.2 hereof, including, without limitation, a description of its value and the location and the name, address and telephone number of each such third party and otherwise containing such other information as the Bank may request.

            6.1.7. MANAGEMENT LETTERS. Furnish to the Bank, promptly upon receipt thereof, copies of all management letters and other reports of substance submitted to any Borrower by independent certified public accountants in connection with any annual or interim audit of the books of such Borrower.

            6.1.8. AUDITS. From time to time, at any time upon the request of the Bank, a report of an independent collateral field examiner (which may be, or be affiliated with, the Bank) with respect to the Accounts component included in the Borrowing Base (PROVIDED, HOWEVER, that so long as no Event of Default has occurred which is then continuing, the Bank shall not require such a report more than twice per calendar year). From time to time, at any time upon the request of the Bank, a report of an independent collateral field examiner (which may be, or be affiliated with, the Bank) with respect to the Inventory component included in the Borrowing Base (PROVIDED, HOWEVER, that so long as no Event of Default has occurred which is then continuing, the Bank shall not require such a report more than twice per calendar year). So long as no Event of Default has occurred which is then continuing, the Borrowers will not be responsible for the cost of any such audit. Upon the occurrence of an Event of Default, the Borrowers shall, jointly and severally, promptly pay to the Bank upon demand, the costs of all such audits occurring after such occurrence of an Event of Default and during such time as the same is continuing.

            6.1.9. OTHER RELATED PARTIES' FINANCIAL INFORMATION; TAX RETURNS. Furnish or cause to be furnished to the Bank as soon as available and in any event (a) within 90 days after the end of each calendar year, the current and complete financial statement and cash flow statement of each Related Party (other than the Borrowers) prepared on a form approved by the Bank and completed in such detail as the Bank shall require and (b) with respect to any calendar year beginning with the 1996 calendar year, as soon as it has been filed with the United States Internal Revenue Service, each Related Party's federal tax return for each of its fiscal years.

            6.1.10. OTHER INFORMATION AS REQUESTED. Promptly furnish (or cause to be furnished) to the Bank such other information regarding the operations, business affairs and financial condition of the Related Parties as the Bank may reasonably request from time to time and permit the Bank, its employees, attorneys and agents, to inspect all of the books, records and properties of the Related Parties at any reasonable time. Notwithstanding the foregoing, the Bank hereby agrees that so long as no Event of Default has occurred which is then continuing, the Bank shall only take any such action with respect to inspection during normal business hours of Borrowers and only after giving the Borrowers advance notice of the Bank's intent to do so.

      6.2. INSURANCE. Keep its (and cause the other Related Parties to keep their respective) insurable properties (including, but not limited to, the Collateral) adequately insured and maintain insurance against fire and other risks customarily insured against by companies engaged in the same or a similar business to that of the Borrowers or the other Related Parties, whichever is applicable, necessary worker's compensation insurance, public liability and product liability insurance, and such other insurance as may be required by law or as may be reasonably required in writing by the Bank, all of which insurance shall be in such amounts, containing such terms, in such form, for such purposes and written by such companies as may be satisfactory to the Bank. All such policies shall contain a provision whereby they may not be canceled except upon thirty days' prior written notice to the Bank. The Borrowers will deliver to the Bank, at the Bank's request, evidence satisfactory to the Bank that such insurance has been so procured and, with respect to casualty insurance, names the Bank as "loss/payee" and as its interest may appear. If any Borrower fails to maintain satisfactory insurance as herein provided, the Bank shall have the option to do so, and each Borrower agrees to repay the Bank, with interest at the Past Due Rate, all amounts so expended by the Bank. Each Borrower hereby appoints the Bank as such Borrower's attorney-in-fact, which appointment is coupled with an interest and irrevocable, to endorse any check or draft payable to such Borrower in connection with returned or unearned premiums on said insurance or the proceeds of said insurance, and any amount so collected may be applied toward satisfaction of the Indebtedness, PROVIDED, HOWEVER, that the Bank shall not be required hereunder so to act.

      6.3. TAXES. Pay promptly and within the time that they can be paid without interest or penalty all taxes, assessments and similar imposts and charges of every kind and nature lawfully levied, assessed or imposed upon the Borrowers, the other Related Parties and their respective property, except to the extent being contested in good faith and for which adequate reserves have been established. If any Borrower shall fail to pay such taxes and assessments by their due date, the Bank shall have the option to do so, and each Borrower agrees to repay the Bank, with interest at the Past Due Rate, all amounts so expended by the Bank.

      6.4. MAINTAIN CORPORATION AND BUSINESS. Do or cause to be done all things necessary to preserve and keep in full force and effect any Borrower's or any of the other Related Parties' corporate existence, rights and franchises, if any, and comply with all applicable laws; continue to conduct and operate their respective businesses substantially as conducted and operated during the present and preceding calendar year at all times maintain, preserve and protect all franchises and trade names and preserve all the remainder of their respective property used or useful in the conduct of their respective business and keep the same in good repair, working order and condition (ordinary wear and tear excepted); and from time to time make, or cause to be made, all needed and proper repairs, renewals, replacements, betterments and improvements thereto so that the business carried on in connection therewith may be conducted at all times in a businesslike manner. Nothing contained in this SECTION 6.4 or elsewhere in this Agreement shall be deemed or construed as a limitation on the Borrowers' abilities to merge with each other.

      6.5. MAINTAIN EFFECTIVE TANGIBLE NET WORTH. Maintain on a consolidated statement basis an Effective Tangible Net Worth of not less than the sum of (a) $3,750,000 PLUS (b) the Tangible Net Worth Step-Up.

      6.6. MAINTAIN LEVERAGE RATIO. Have on a consolidated statement basis the ratio of (a) Debt less the Debt evidenced by the Subordinated Debt Documents to
(b) Effective Tangible Net Worth of not more than (i) 3.00 to 1.00 at all times from and including the date hereof through and including May 31, 1997, (ii) 2.75 to 1.00 at all times from and including June 1, 1997 through and including November 30, 1997, (iii) 2.50 to 1.00 at all times from and including December 1, 1997 through and including November 30, 1999, and (iv) 2.25 on December 1, 1999 and at all times thereafter.

      6.7. FIXED CHARGE COVERAGE RATIO. Maintain on a consolidated basis a Fixed Charge Coverage Ratio of not less than (i) 1.00 to 1.00 at all times from and including March 31, 1997 through and including June 30, 1998, and (ii) 1.10 to
1.00 on July 1, 1998 and at all times thereafter.

      6.8. CURRENT RATIO. Maintain at all times on a consolidated statement basis the ratio of (a) Current Assets to (b) Current Liabilities (inclusive of outstanding Revolving Loans), of not less than 1.00 to 1.00 at all times.

      6.9. ERISA. At all times meet and cause each of the other Related Parties to meet the minimum funding requirements of ERISA with respect to each Borrower and the other Related Parties' employee benefit plans subject to ERISA; promptly after any Borrower knows or has reason to know of the occurrence of any event, which would constitute a reportable event or prohibited transaction under ERISA, or that the PBGC or any Related Party has instituted or will institute proceedings to terminate an employee pension plan, deliver to the Bank a certificate of the president or chief financial officer of each Borrower setting forth details as to such event or proceedings and the action which each Related Party proposes to take with respect thereto, together with a copy of any notice of such event which may be required to be filed with the PBGC; and furnish to the Bank (or cause the plan administrator to furnish the Bank) a copy of the annual return (including all schedules and attachments) for each plan covered by ERISA, and filed with the Internal Revenue Service by any Related Party, not later than ten (10) days after such report has been so filed.

      6.10. USE OF LOAN PROCEEDS. Use the proceeds of any Revolving Loan for working capital purposes and for the payment of the "Cash Consideration" as those terms are defined in the Purchase Agreement, and use the proceeds of the Term Loan to refinance certain Debt described in the Purchase Agreement.

      6.11. KEY AGREEMENTS. Promptly upon entering into any Key Agreement, provide true, correct and complete copies thereof to the Bank.

      6.12. NOTICE OF EVENTS. Notify the Bank immediately upon acquiring knowledge of the occurrence of, or if any Borrower or any of the other Related Parties causes or intends to cause, as the case may be: (1) the institution of any lawsuit or administrative proceeding affecting any Borrower or any of the other Related Parties involving monetary claims in excess of $100,000 or the institution of any lawsuit or administrative proceeding affecting any Borrower or any of the other Related Parties, the adverse determination under which could result in a Material Adverse Change in any Borrower or any of the other Related Parties or on their respective ability to perform any of their respective obligations under any Loan Document to which it is a party; (2) the occurrence of any Material Adverse Change, either in any case or in the aggregate, in any Borrower or to any other Related Party; (3) any Event of Default or any Default, together with a detailed statement by an appropriate officer or other responsible party acceptable to the Bank on behalf of the Borrowers of the steps being taken to cure the effect of such Event of Default or Default; (4) the occurrence of a default or event of default by any Borrower or any of the other Related Parties under any agreement or series of related agreements to which it is a party where such default could result in monetary damages in excess of $100,000, and (5) any material change in the accuracy of the representations and warranties of any Borrower or any of the other Related Parties in this Agreement or any other Loan Document. The Borrowers will notify the Bank in writing within 30 days prior to the date that any Borrower or any of the other Related Parties changes its name or the location of its chief executive office or principal place of business or the place where it keeps its books and records or merges or permits to be merged any Borrower into any other Borrower. Any notice of a permitted merger or name change delivered to the Bank shall be accompanied by such certificates of governmental authorities as the Bank may require substantiating such merger or name change, as the case may be.

      6.13. INVENTORY LEASE AGREEMENTS. Cause each Inventory Lease Agreement executed on or after the date hereof to contain an express statement on its face that such Inventory Lease Agreement is subject to the Liens of the Bank in the Equipment the subject of such Inventory Lease Agreement. In addition, from time to time and upon the request of the Bank deliver to the Bank (a) original copies of all Inventory Lease Agreements then in effect, and (b) a listing of all Inventory Lease Agreements then in effect containing the name and location of any Collateral covered by such Inventory Lease Agreement.

SECTION 7.  NEGATIVE COVENANTS.

      From the date hereof until the principal of and interest on each Note and other Indebtedness is paid in full, each Borrower covenants and agrees that it will not and will not permit any other Borrower or any Related Party to:

      7.1. CAPITAL EXPENDITURES. Make Capital Expenditures on a consolidated basis during any fiscal year of the Borrowers in excess of $400,000 in the aggregate for (all of the Borrowers) during any fiscal year of the Borrowers.

      7.2. STOCK ACQUISITION. Purchase, redeem, retire or otherwise acquire any of the shares of its capital stock, or make any commitment to do so without the written consent of the Bank, except for the purchase by Herlin of all of the shares of the shareholders of CESI other than Herlin, which such shareholders have approximately two (2%) of the stock of CESI, upon the cash-out merger of CESI with and into Herlin at a price not to exceed $0.70 per share, subject to dissenter's rights.

      7.3. LIENS AND ENCUMBRANCES. Create, incur, assume or suffer to exist any mortgage, pledge, encumbrance, security interest, lien or charge of any kind (including any charge upon property purchased or acquired under a conditional sales or other title-retaining agreement or lease required to be capitalized under GAAP) upon any of its property or assets, whether now owned or hereafter acquired, other than Permitted Liens.

      7.4. INDEBTEDNESS. Incur, create, assume or permit to exist any indebtedness or liability on account of deposits or advances or any Borrowed Money Indebtedness, except for (a) the Indebtedness, (b) other indebtedness subordinated to the prior payment in full of the Indebtedness upon terms and conditions approved in writing by the Bank, (d) existing Debt to the extent set forth on SCHEDULE 5.12, (e) other purchase money Debt not to exceed in the aggregate $500,000 at any time, and renewals and extensions of the foregoing (but not increases therein), (f) the Subordinated Debt, (g) trade indebtedness incurred and paid in the ordinary course of business, (h) contingent indebtedness to the extent permitted by SECTION 7.6 of this Agreement, and (i) indebtedness secured by Permitted Liens.

      7.5. EXTENSION OF CREDIT. Make loans, advances or extensions of credit to any Person, except for (a) sales on open account and otherwise in the ordinary course of business, and (b) Permitted Subsidiary Investments.

      7.6. GUARANTEE OBLIGATIONS. Guarantee or otherwise, directly or indirectly, in any way be or become responsible for obligations of any other Person, whether by agreement to purchase the indebtedness of any other Person, agreement for the furnishing of funds to any other person through the furnishing of goods, supplies or services, by way of stock purchase, capital contribution, advance or loan, for the purpose of paying or discharging (or causing the payment or discharge of) the indebtedness of any other person, or otherwise, except for the endorsement of negotiable instruments by a Borrower in the ordinary course of business for deposit or collection.

      7.7. SUBORDINATE INDEBTEDNESS. Subordinate any indebtedness due to it from a Person to indebtedness of other creditors of such Person.

      7.8. PROPERTY TRANSFER, MERGER AND FORMATION OF SUBSIDIARIES. (a) Sell, lease, transfer or otherwise dispose of all or, except as to the sale of Inventory in the ordinary course of business, any material part (and in any event more than five percent [5%] during the term of this Agreement) of its properties and assets (whether in one transaction or in a series of transactions), (b) change its name, consolidate with or merge into any other corporation, permit another corporation to merge into it, acquire all or substantially all the properties or assets of any other person, enter into any reorganization or recapitalization or reclassify its capital stock, enter into any sale-leaseback transaction, or (c) form, acquire or permit to exist any Subsidiary without the express written consent of the Bank given in its sole and absolute discretion. Nothing contained in this Agreement or any of the other Loan Documents (including, without limitation, the references to Subsidiaries or consolidated and consolidating financial statements) shall be deemed or construed as a consent to any Borrower's creation or acquisition of any Subsidiary. Should the Bank in its sole and absolute discretion consent to the creation or acquisition of any Subsidiary which is not a Borrower, then a Subsidiary wholly owned by any Borrower may be merged into, or consolidated with, any Borrower or another Subsidiary wholly owned by such Borrower and such Subsidiary may sell, lease or transfer all or a substantial part of its assets to such Borrower or another Subsidiary wholly owned by such Borrower, and such Borrower or such Subsidiary may acquire all or substantially all of the properties and assets of the Subsidiary so to be merged into, or consolidated with, it or so to be sold, leased or transferred to it. Notwithstanding the foregoing provisions of this Section and subject to the provisions of SECTION
6.12 hereof, any Borrower may be merged into, consolidated with any other Borrower and any Borrower may change its name in connection with any such merger.

      7.9. ACQUIRE SECURITIES. Purchase or hold beneficially any stock or other securities of, or make any investment or acquire any interest whatsoever in, any other Person except for stock of CESI acquired pursuant to the Purchase Agreement, Permitted Subsidiary Investments, certificates of deposit with maturities of one year or less of United States commercial banks with capital, surplus and undivided profits in excess of $100,000,000 and direct obligations of the United States Government or an agency thereof maturing within one year from the date of acquisition thereof and other securities acceptable to the Bank.

      7.10. PENSION PLANS. Allow any fact, condition or event to occur or exist with respect to an employee pension or profit sharing plan which might constitute grounds for termination of any such plan or for the appointment by a United States District Court of a trustee to administer any such plan, or permit any such plan to be the subject of termination proceedings (whether voluntary or involuntary) from which termination proceedings there may result a liability of any Borrower or any of its Subsidiaries to the PBGC which in the opinion of the Bank, will have a materially adverse effect upon the operations, business, property, assets, financial condition or credit of any Borrower.

      7.11. MISREPRESENTATION. Deliver to the Bank any certificate or other document that contains any untrue statement of a material fact or omits to state a material fact necessary to make such certificate or document not misleading in light of the circumstances under which it was furnished.

      7.12. MARGIN STOCK. Apply any of the proceeds of any Note to the purchase of carrying of any "MARGIN STOCK" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, or any regulations, interpretations or rulings thereunder.

      7.13. COMPLIANCE WITH ENVIRONMENTAL LAWS. Use (or permit any tenant to use) any of its respective properties or assets for the handling, processing, storage, transportation, or disposal of any Hazardous Substance except in all respects in compliance with Environmental Laws, generate any Hazardous Substance except in all respects in compliance with Environmental Laws or otherwise conduct any activity or use any of its respective properties or assets in any manner that is likely to violate any Environmental Law.

      7.14. DIVIDENDS. Declare or pay any dividend (other than dividends payable solely in shares of its capital stock) (or permit any other Related Party to do
so) on, or make any other distribution with respect to (whether by reduction of capital or otherwise), any shares of its capital stock except dividends from a Subsidiary to the Borrowers.

      7.15. PURCHASE AGREEMENT; SUBORDINATED DEBT DOCUMENTS. Terminate or agree to the termination of the Purchase Agreement or any of the Subordinated Debt Documents or amend, modify or obtain or grant a waiver of any provision of the Purchase Agreement or any of the Subordinated Debt Documents, unless the same shall be consented to in writing by the Bank.

      7.16. MANAGEMENT COMPENSATION. Pay during any fiscal year of the Borrowers, directly or indirectly, to Randolph W. Herring or Kevin Millin as compensation (including, without limitation, bonuses) for serving as an officer, director or employee of the Borrowers more than the amount contemplated in their respective Employment Agreements each dated as of the date hereof, as the same are in effect on the date hereof; or pay during any fiscal year of the Borrowers, directly or indirectly, to any other senior manager of any Borrower more than the amount contemplated in their respective Employment Agreements described or referenced in SECTION 5.13 hereof, as the same are in effect on the date hereof.

      7.17. CERTIFICATE OF TITLE. Have any assets subject to certificate of title laws which is greater than in the aggregate at any time $50,000 unless otherwise agreed to by the Bank in writing or unless the Borrowers have complied with the terms of the Security Documents.

SECTION 8.  EVENTS OF DEFAULT - ENFORCEMENT - APPLICATION OF PROCEEDS.

      8.1. EVENTS OF DEFAULT. The occurrence of any of the following events shall constitute an Event of Default (herein so called) hereunder:

            8.1.1. FAILURE TO PAY MONIES DUE. If any principal of or accrued interest on any Note, any fees under SECTION 2.7 of this Agreement or any other Indebtedness shall not be paid when due, by acceleration or otherwise.

            8.1.2. MISREPRESENTATION. If any warranty or representation of any of the Related Parties in connection with or contained in this Agreement, or if any financial data or other information now or hereafter furnished to the Bank by or on behalf of any Related Party shall prove to be false or misleading in any material respect as of the date when made or deemed made.

            8.1.3. NONCOMPLIANCE WITH BANK AGREEMENTS. If any Obligor shall fail to perform any of its Debt and covenants under, or shall fail to comply with any of the provisions of, this Agreement or any other agreement with the Bank to which it may be a party, which does not involve the failure to make a payment when due (be it principal, interest, taxes, insurance or otherwise) and which is not cured by the Borrowers within fifteen (15) days after the earlier of the date of notice to the Borrowers by the Bank of such Default or the date the Bank is notified, or should have been notified pursuant to the Borrower's obligation under SECTION 6.13 hereof, of such Default.

            8.1.4. OTHER DEFAULTS. If any Related Party shall default in the due payment of any of its Debt (other than the Indebtedness) involving obligations in excess of $25,000 or in the observance or performance of any term, covenant or condition in any agreement or instrument evidencing, securing or relating to such indebtedness and such default results in the acceleration of such Debt, irrespective of whether any such default shall be forgiven or waived by the holder thereof, unless such payment or performance is being contested in good faith and adequate reserves for the payment or performance thereof, as applicable, have been established.

            8.1.5. JUDGMENTS. If there shall be rendered against any Related Party one or more judgments or decrees involving an aggregate liability of $100,000 or more, which has or have become nonappealable and shall remain undischarged, unsatisfied by insurance and unstayed for more than twenty
      (20) days, whether or not consecutive; or of a writ of attachment or garnishment against the property of any Related Party shall be issued and levied in an action claiming $100,000 or more and not released or appealed and bonded in a manner reasonably satisfactory to the Bank.

            8.1.6. BUSINESS SUSPENSION, BANKRUPTCY, ETC. If any Borrower or any Related Party shall voluntarily suspend transaction of its business; or if any Related Party shall not pay its debts, generally, as they mature or shall make a general assignment for the benefit of creditors; or proceedings in bankruptcy, or for reorganization or liquidation of any Related Party under the Bankruptcy Code or under any other state or federal law for the relief of debtors shall be commenced by any Related Party or shall be commenced against any Related Party and shall not be discharged within sixty (60) days of commencement; or a receiver, trustee or custodian shall be appointed for any Related Party or for any substantial portion of its respective properties or assets.

            8.1.7. CHANGE OF MANAGEMENT. If Randolph W. Herring or Kevin Millin shall cease to serve as an officer or director of any Borrower in substantially the same capacity and with substantially the same powers as he currently serves or has.

            8.1.8. INADEQUATE FUNDING OR TERMINATION OF EMPLOYEE/BENEFIT PLAN(S). If any Related Party shall fail to meet its minimum funding requirements under ERISA with respect to any employee benefit plan established or maintained by such Related Party, or if any such plan shall be the subject of termination proceedings (whether voluntary or involuntary) and there shall result from such termination proceedings a liability of any Related Party to the PBGC which in the opinion of the Bank will cause a Material Adverse Change upon the operations, business, property, assets, financial condition or credit of any Related Party to occur.

            8.1.9. OCCURRENCE OF CERTAIN REPORTABLE EVENTS. If there shall occur, with respect to any pension plan maintained by any Related Party, any reportable event (within the meaning of Section 4043(b) of ERISA) which the Bank shall determine in good faith constitutes a ground for the termination of any such plan, and if such event continues for 30 days after the Bank gives written notice to the Borrowers, PROVIDED that termination of such plan or appointment of such trustee would, in the opinion of the Bank cause a Material Adverse Change in any Related Party to occur.

            8.1.10. LOSS OR DAMAGE. If any loss, theft, substantial damage or destruction to all or of any material portion of the Collateral occurs which is not fully covered by insurance.

            8.1.11. ADVERSE CHANGE. If any Material Adverse Change in any Related Party occurs.

            8.1.12. GOVERNMENTAL LIENS. Except as expressly permitted herein, if a notice of lien, levy or assessment is filed of record with respect to all or any of the assets of any Related Party by the United States of America, or any department, agency, or instrumentality thereof, or by any state, county, municipal or other governmental agency, including, without limitation, the PBGC, or if any taxes or debts owing at any time or times hereafter to any one of them becomes a lien or encumbrance upon the Collateral or any other assets of any Borrower or any Related Party.

            8.1.13. PURCHASE AGREEMENT. If a default under the terms of the Purchase Agreement or any document or instrument executed in connection therewith which could cause a Material Adverse Change in any Related Party to occur.

      8.2. REMEDIES. Upon the occurrence of any Event of Default, and at any time thereafter, the obligation, if any, to make a Revolving Loan shall cease and terminate, and the Bank shall have the right, at its option, to declare the unpaid balance of the Indebtedness to be immediately due and payable without further notice (including notice of intent to accelerate and notice of acceleration), protest or demand or presentment for payment, all of which are hereby expressly waived by any Borrower, and to enforce or avail itself of any and all powers, rights and remedies available at law or provided in this Agreement, the Notes, the other Loan Documents or any other document executed pursuant hereto or in connection herewith. Notwithstanding any provision in this Section to the contrary, upon the occurrence of any Event of Default, the Bank shall have the right, immediately and without notice, to take possession of and exercise possessory rights with regard to any Collateral. Every power, right or remedy of the Bank set forth in this Agreement, the Notes and the other Loan Documents or any other document executed pursuant hereto or in connection herewith, or afforded by law may be exercised from time to time, and as often as may be deemed expedient by the Bank.

      8.3. APPLICATION OF PROCEEDS. The proceeds of any sale or other disposition of the Collateral authorized by this Agreement shall be applied by the Bank, first upon all expenses authorized by the Uniform Commercial Code and all reasonable attorneys' fees and legal expenses incurred by the Bank; the balance of the proceeds of such sale or other disposition shall be applied to the payment of the Indebtedness, first to interest, then to principal; and the surplus, if any, shall be paid over to the Borrowers or to such other person or persons as may be entitled thereto under applicable law. The Borrowers shall remain jointly and severally liable for any deficiency, which shall be paid to the Bank immediately upon demand.

      8.4. CUMULATIVE REMEDIES. The remedies provided for herein are cumulative to the remedies for collection of the Indebtedness as provided by law or by any mortgage, security agreement or other document contemplated hereby. Nothing herein contained is intended, nor should it be construed, to preclude the Bank from pursuing any other remedy for the recovery of any other sum to which the Bank may be or become entitled for the breach of this Agreement by any Borrower.

SECTION 9.  MISCELLANEOUS.

      9.1. INDEPENDENT RIGHTS. No single or partial exercise of any right, power or privilege hereunder, or any delay in the exercise thereof, shall preclude other or further exercise of the rights of the parties to this Agreement.

      9.2. COVENANT INDEPENDENCE. Each covenant in this Agreement shall be deemed to be independent of any other covenant, and an exception in one covenant shall not create an exception in another covenant.

      9.3. WAIVERS AND AMENDMENTS. No forbearance on the part of the Bank in enforcing any of its rights under this Agreement nor any renewal, extension or rearrangement of any payment or covenant to be made or performed by a Borrower hereunder or under any of the other Loan Documents, shall constitute a waiver of any of the terms of this Agreement or of any such right. No Default or Event of Default shall be waived by the Bank except in writing signed and delivered by an officer of the Bank, and no waiver of any Default or Event of Default shall operate as a waiver of any other Default or Event of Default or of the same Default or Event of Default on a future occasion. No other amendment, modification or waiver of, or consent with respect to, any provision of this Agreement or any Note or other documents contemplated hereby shall be effective unless the same shall be in writing and signed and delivered by an officer of the Bank.

      9.4. GOVERNING LAW. THIS AGREEMENT, AND EACH AND EVERY TERM AND PROVISION HEREOF, SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW OF THE STATE OF TEXAS.

      9.5. SURVIVAL OF WARRANTIES, ETC. All of the covenants, agreements, representations and warranties made by any Related Party in connection with this Agreement and any document contemplated hereby shall survive the borrowing and the delivery of the Notes hereunder and shall be deemed to have been relied upon by the Bank, notwithstanding any investigation heretofore or hereafter made by the Bank. All statements contained in any certificate or other document delivered to the Bank at any time by or on behalf of any Related Party pursuant hereto or in connection with the transactions contemplated hereby shall constitute representations and warranties by any Borrower in connection with this Agreement.

      9.6. PAYMENTS ON SATURDAYS, ETC. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a Saturday, Sunday or any other day which is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension, if any, shall be included in computing interest in connection with such payment.

      9.7. BINDING EFFECT. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns; PROVIDED, HOWEVER, no Borrower may assign or transfer its rights or obligations hereunder without the prior written consent of the Bank.

      9.8. MAINTENANCE OF RECORDS. Each Borrower will keep all of its records concerning the Collateral at its principal place of business. Each Borrower will give the Bank prompt written notice of any change in its principal place of business, or in the location of said records.

      9.9. NOTICES. Except as expressly provided herein, all notices and communications provided for herein or in any other Loan Document contemplated hereby or required by law to be given shall be effective when received or, in the case of notices from the Bank to any Borrower, upon sending by first class mail, postage prepaid, addressed as follows: IF TO ANY BORROWER, to: 910 Travis Street, Suite 2130, Houston, Texas 77002, Attention: President, and IF TO THE BANK, to: Gary W. Orr, 1601 Elm Street, Dallas, Texas 75201, with a copy to P.O. Box 4167, Houston, Texas 77210-4167, Attn: Mark H. Metcalfe, or to such other address as a party shall have designated to the other in writing.

      9.10. COUNTERPARTS. This Agreement may be signed in any number of counterparts with the same effect as if the signatures were upon the same instrument.

      9.11. HEADINGS. Article and section headings in this Agreement are included for the convenience of reference only and shall not constitute a part of this Agreement for any purpose.

      9.12. CAPITAL ADEQUACY. If as a result of any regulatory change directly or indirectly affecting the Bank or any of the Bank's affiliates there shall be imposed, modified or deemed applicable any tax, reserve, special deposit, minimum capital, capital ratio, or similar requirement against or with respect to or measured by reference to loans made or to be made hereunder or participations therein, and the result shall be to increase the cost to the Bank or any of the Bank's affiliates of making or maintaining any loan hereunder or to any other party maintaining any participation therein, or reduce any amount receivable in respect of any such loan (which increase in cost, or reduction in amount receivable, shall be the result of the Bank's or the Bank's affiliated company's reasonable allocation among all affected customers of the aggregate of such increases or reductions resulting from such event), then, within thirty
(30) days after receipt by the Borrowers of a certificate from the Bank containing the information described in this Section below which shall be delivered to the Borrowers, the Borrowers agree from time to time to pay the Bank such additional amounts as shall be sufficient to compensate the Bank or any of the Bank's affiliates (for as long as such increased costs or reductions in amount receivable exist) for such increased costs or reductions in amount receivable which the Bank determines in the Bank's sole reasonable discretion are material. The certificate requesting compensation under this Section shall identify the regulatory change which has occurred, the requirements which have been imposed, modified or deemed applicable, the amount of such additional cost or reduction in amount receivable and the way in which such amount has been calculated.

      9.13. COSTS AND ATTORNEYS' FEES. If the Bank retains an attorney in connection with any Default or to collect, enforce or defend this Agreement, any of the Notes or any of the Loan Documents in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if any Borrower sues the Bank in connection with this Agreement, any of the Notes or any of the Loan Documents and does not prevail, then each Borrower agrees to pay to the Bank, in addition to principal and interest, all reasonable costs and expenses incurred by the Bank in trying to collect any of the Notes or any of the Debt or in any such suit or proceeding, including reasonable attorneys' fees. To the extent not prohibited by applicable law or otherwise provided herein, the Borrowers will pay, jointly and severally, immediately upon demand, all reasonable costs and expenses and reimburse the Bank for any and all reasonable expenditures of every character incurred or expended from time to time, regardless of whether or not a Default has occurred, in connection with (a) the preparation, negotiation, documentation, closing, renewal, revision, modification, increase, review or restructuring of this Agreement or any of the other Loan Documents including, without limitation, legal, accounting, auditing, or in connection with collecting or attempting to enforce or collect this Agreement, any of the Notes or any of the other Loan Documents, (b) the Bank's evaluating, monitoring, administrating and protecting any Collateral now or hereafter securing payment of any part of the Indebtedness and (c) the Bank's creating, perfecting and realizing upon the Bank's security interests in and liens on any Collateral, and all reasonable costs and expenses relating to the Bank's exercising any of its rights and remedies hereunder or under any other Loan Document or at law, including, without limitation, all reasonable appraisal fees, consulting fees, filing fees, taxes, brokerage fees and commissions, title review and abstract fees, UCC search fees, other fees and expenses incident to title searches, reports and security interests, escrow fees, attorneys' fees, legal expenses, court costs, other fees and expenses incurred in connection with any complete or partial liquidation of any Collateral and all reasonable fees and expenses for any professional services relating to the Collateral or any operations conducted in connection with it; PROVIDED, that no right or option granted by the Borrowers to the Bank or otherwise arising pursuant to any provision of this or any other instrument shall be deemed to impose or admit a duty on the Bank to supervise, monitor or control any aspect of the character or condition of the Collateral or any operations conducted in connection with it for the benefit of the Borrowers or any other Person other than the Bank. Each Borrower agrees to indemnify, defend and hold the Bank, its shareholders, directors, officers, agents and employees (collectively "INDEMNIFIED PARTIES") harmless from and against any and all loss, liability, obligation, damage, penalty, judgment, claim, deficiency, expense, action, suit, cost and disbursement of any kind or nature whatsoever (including interest, penalties, attorneys' fees and amounts paid in settlement), REGARDLESS OF WHETHER CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE OF ANY OF THE INDEMNIFIED PARTIES, imposed on, incurred by or asserted against the Indemnified Parties growing out of or resulting from this Agreement, any Note, any other Loan Document or any transaction or event contemplated herein or therein (except that such indemnity shall not be paid to any Indemnified Party to the extent that such loss, etc. directly results from the gross negligence or willful misconduct of that Indemnified Party). Any amount to be paid under this Section by any Borrower to the Bank shall be a demand obligation owing by such Borrower to the Bank and shall bear interest from the date of expenditure until paid at the Past Due Rate.

      9.14. GENDER. Throughout this Agreement, the masculine shall include the feminine and vice versa and the singular shall include the plural and vice versa, unless the context of this Agreement indicates otherwise.

      9.15. CROSS DEFAULT; CROSS COLLATERAL. Each Borrower hereby agrees that all other agreements between the Borrowers and the Bank or any of its affiliates is hereby amended so that a default under this Agreement is a default under all other agreements and a default under any one of the other agreements is a default under this Agreement, and the collateral under this Agreement secures the obligations now or hereafter outstanding under all other agreements between the Borrowers and the Bank or any of its affiliates and the collateral pledged under any other agreement with the Bank or any of its affiliates secures the obligations under this Agreement.

      9.16. JOINT AND SEVERAL OBLIGATIONS. The Borrowers shall be jointly and severally liable for the payment and performance of the Indebtedness without regard to which Borrower receives the proceeds hereof. Each Borrower hereby acknowledges that it expects to derive economic advantage from each of the Loans.

      9.17. SEVERABILITY OF PROVISIONS. Any provision of this Agreement, any Note or any other Loan Documents that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, such Note or such other documents or affecting the validity or enforceability of such provision in any other jurisdiction.

      9.18. ASSIGNMENT. The Bank shall have the absolute and unrestricted right to sell, assign, transfer, or grant participation in, all or any portion of the Loans and any collateral, guaranties or other security relating thereto without the consent of the Borrowers; PROVIDED, however, no such action on the part of the Bank shall have the effect of changing any Borrower's obligations hereunder without the written consent of such Borrower. The Bank shall give the Borrowers written notice of any absolute assignment of any of the Loans if the result thereof will be to cause the Borrowers to deal directly with another financial institution which is not the successor in interest by merger to the Bank.

      9.19. VENUE. The Borrowers hereby irrevocably (a) agree that any legal proceeding against the Bank arising out of or in connection with the Loan Documents shall be brought in the district courts of Dallas County, Texas, or in the United States District Court for the Northern

District of Texas, Dallas Division (collectively, the "DALLAS COURTS"); (b) submits to the non-exclusive jurisdiction of the Dallas Courts; (c) agrees and consents that service of process may be made upon it in any proceeding arising out of the Loan Documents or any transaction contemplated thereby by service of process as provided by Texas law; (d) WAIVES, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of any Loan Document or the transactions contemplated thereby in the Dallas Courts; and (e) WAIVES any claim that any such suit, action or proceeding in any Dallas Court has been brought in an inconvenient forum. All of the obligations of the Borrowers under the Loan Documents are performable in Dallas County, Texas. Nothing herein shall affect the right of the Bank to commence legal proceedings or otherwise proceed against any Borrower in any jurisdiction or to serve process in any manner permitted by applicable law. Each Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions in any manner provided by law.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      9.20. WAIVER OF JURY TRIAL. EACH BORROWER AND THE BANK HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY AND ALL ACTIONS OR PROCEEDINGS AT ANY TIME IN WHICH SUCH BORROWER AND BANK ARE PARTIES ARISING OUT OF THIS AGREEMENT.

      IN WITNESS WHEREOF, the Borrowers and the Bank have caused this Agreement to be executed by their duly authorized officers as of the day and year first written above.

                                    HERLIN INDUSTRIES, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER


                                    CATALYST ENERGY SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER


                                    MANIFOLD VALVE SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT


                                   COMPRESSOR DYNAMICS, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT

                                    COMERICA BANK-TEXAS, a Texas banking
                                    corporation

                                    By:  MARK H. METCALFE , VICE
                                          PRESIDENT

                                                                       EXHIBIT 3
                             SUBORDINATION AGREEMENT
                      (St. James Capital Partners, L.P.)

      THIS SUBORDINATION AGREEMENT ("AGREEMENT") is dated effective as of December 5, 1996. The parties to it are ST. JAMES CAPITAL PARTNERS, L.P. ("SUBORDINATE CREDITOR"), a Delaware limited partnership, HERLIN INDUSTRIES, INC. ("HERLIN"), CATALYST ENERGY SERVICES, INC., MANIFOLD VALVE SERVICES, INC., and COMPRESSOR DYNAMICS, INC., each a Delaware corporation (collectively, the "BORROWERS" and each a "BORROWER"), and COMERICA BANK-TEXAS ("SENIOR CREDITOR"), a Texas banking corporation.

RECITALS:

      A. Of even date herewith, the Herlin is executing and delivering to Subordinate Creditor a promissory note of even date herewith (which, as it may have been renewed, extended or rearranged is called the "SUBORDINATE NOTE"), in the original principal sum of Three Million Dollars ($3,000,000). A true, correct and complete copy of the Subordinate Note is attached hereto as EXHIBIT A and incorporated herein by reference for all purposes. All liens, security interests and assignments now or hereafter securing payment or performance of the Subordinate Note are herein called the "SUBORDINATE LIENS."

      B. The Borrowers and Senior Creditor have entered into the Credit Agreement pursuant to which, among other things, Senior Creditor has established a $9,800,000 revolving and term loan facility in favor of the Borrowers. In addition, pursuant to the Credit Agreement, the Borrowers executed and delivered to Senior Creditor the Notes. All capitalized terms used herein and not defined herein shall have the meanings herein assigned to them in the Credit Agreement. All liens, security interests and assignments now or hereafter securing payment or performance of the Indebtedness under the Credit Agreement are herein called the "SENIOR LIENS."

      C. Senior Creditor has required that the Subordinate Liens be subordinated to the Senior Liens.

      D. The Borrowers, Subordinate Creditor and Senior Creditor now agree to subordinate the Subordinate Liens to the Senior Liens, all as set forth in the succeeding provisions of this Agreement (which shall control over any conflicting or inconsistent recitals above).

AGREEMENTS:

      In consideration of the premises and the mutual agreements herein set forth, Borrowers, Subordinate Creditor and Senior Creditor hereby agree as follows:

      1. As used in this Agreement, the following terms shall have the respective meanings indicated:

      (a) SENIOR INDEBTEDNESS shall mean all indebtedness now or hereafter secured by any ------------------- of the Senior Liens, including, without limitation, all of the Indebtedness. The Senior Indebtedness shall include amounts accruing subsequent to the filing of any bankruptcy, receivership, insolvency or like petition. Without limiting the generality of the foregoing, Senior Indebtedness shall include all obligations for fees, to indemnify, to reimburse for expenses and to reimburse for advances (whether for the payment of taxes, insurance premiums, the preservation or protection of property or the title thereto or for any other reason).

      (b) SUBORDINATED INDEBTEDNESS shall mean all indebtedness now or hereafter secured by any of the Subordinate Liens, including, without limitation, all indebtedness evidenced by the Subordinate Note and all renewals, extensions, rearrangements, refundings and modifications of the Subordinate Note permitted by Senior Creditor, and all indebtedness and obligations arising under or incurred pursuant to any other documents executed or delivered in connection therewith.

      2. Unless and until all Senior Indebtedness shall have been fully paid and satisfied and the obligation of Senior Creditor to make any further loans or advances to Borrowers shall have ceased and terminated, Subordinate Creditor will not (a) ask, demand, sue for, take or receive, or retain, from Borrowers or any other person or entity, by setoff or in any other manner, payment of all or any part of the Subordinated Indebtedness, (b) ask, demand or receive any security for the Subordinated Indebtedness, (c) amend the Subordinate Note or any other document existing in connection with the Subordinated Indebtedness, or
(d) declare the Subordinated Indebtedness due and payable by reason of any default or for any other reason, or bring or join with any creditor in bringing any proceeding against Borrowers under any bankruptcy, reorganization, readjustment or arrangement of debt, suspension of payments, receivership, liquidation or insolvency or similar law or statute now or hereafter in effect ("PROCEEDINGS"). Subordinate Creditor hereby directs Borrowers to make, and Borrowers hereby agree to make, such prior payment of the Senior Indebtedness to Senior Creditor.

      3. (a) Upon any distribution of the assets of Borrowers in connection with any dissolution, winding up, liquidation or reorganization of Borrowers (whether in Proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of Borrowers or otherwise), Senior Creditor shall first be entitled to receive payment in full of all Senior Indebtedness before Subordinate Creditor shall be entitled to receive any payment in respect of the Subordinated Indebtedness. Upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets of Borrowers of any kind or character, whether in cash, property or securities, to which Subordinate Creditor would be entitled except for the provisions of this Agreement (including any such payment or distribution which may be payable or deliverable by virtue of the provisions of any securities which are subordinated as junior in right of payment to the Subordinated Indebtedness) shall be made by the liquidating trustee or agent or other persons making such payment or distribution (whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise) (a "PAYING PARTY"), or if received by Subordinate Creditor, by Subordinate Creditor, directly to Senior Creditor, to the extent necessary to pay in full the Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to Senior Creditor. Subordinate Creditor hereby authorizes and directs each Paying Party to pay over to Senior Creditor upon demand by Senior Creditor, all such payments or distributions without the necessity of any inquiry as to the status or balance of the Senior Indebtedness, and without further notice to or consent of Subordinate Creditor. In furtherance of the foregoing, but not by way of limitation thereof, in the event Borrowers are subject to any Proceeding, with the result that Borrowers are excused from the obligation to pay all or part of the interest otherwise payable in respect of the Senior Indebtedness during the period subsequent to the commencement of any such Proceeding, Subordinate Creditor agrees that all or such part of such interest, as the case may be, shall be payable out of, and to that extent diminish and be at the expense of, reorganization dividends or distributions in respect of the Subordinated Indebtedness.

            (b) Subordinate Creditor hereby irrevocably authorizes and empowers Senior Creditor to demand, sue for, collect and receive every such payment or distribution and give acquittance therefor, to execute, sign, endorse, transfer and deliver any and all receipts and instruments, and to file claims and take such other proceedings, all in the name of Subordinate Creditor, or otherwise, as Senior Creditor may deem necessary or advisable for the enforcement of this Agreement, but Senior Creditor has no obligation to do so. Subordinate Creditor hereby agrees duly and promptly to take such action as may be required by Senior Creditor to collect the Subordinated Indebtedness for the account of Senior Creditor and/or to file appropriate proofs of claim in respect of the Subordinated Indebtedness.

            (c) In the event any payment or distribution of assets of Borrowers of any kind or character, whether in cash, property or securities, and whether or not pursuant to any dis solution, winding up, liquidation or reorganization, not permitted by or in accordance with the provisions of this Agreement shall be received by Subordinate Creditor, such payment or distri bution to Subordinate Creditor shall not be commingled with other funds and shall be held in trust for the benefit of, and shall be paid over or delivered to, Senior Creditor, or to its representative, in precisely the form received (except for the endorsement or assignment of Subordinate Creditor where necessary). In the event of any failure by Subordinate Creditor to make any such endorsement or assignment, Senior Creditor is hereby irrevocably authorized to make same.

            (d) The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of Subordinate Creditor and Senior Creditor, and are solely for the benefit of Senior Creditor and may not be relied upon or enforced by any party other than Senior Creditor, and nothing contained in this Agreement is intended to or shall impair the obligation of Borrowers, which is unconditional and absolute, to pay to Subordinate Creditor the principal of and interest on the Subordinated Indebtedness as and when the same shall become due and payable in accordance with its terms, or to affect the relative rights of Subordinate Creditor and creditors of Borrowers other than Senior Creditor.

            (e) Senior Creditor may, at any time and from time to time, without the consent of or notice to Subordinate Creditor, and without impairing or releasing the obligations of Subordinate Creditor hereunder (i) change the manner, place or terms of payment or change or extend the time of payment of, or renew or alter, the Senior Indebtedness or the security therefor, or otherwise amend in any manner the Credit Agreement or any document executed in connection therewith; (ii) exercise or refrain from exercising any rights against Borrowers and others; (iii) apply any sums by whomsoever paid or however realized to the Senior Indebtedness; (iv) sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property whatsoever and by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, any Senior Indebtedness; (v) release anyone liable in any manner for the payment or collection of any Senior Indebtedness; and (vi) settle or compromise all or any part of the Senior Indebtedness, and subordinate the payment of any part of the Senior Indebtedness to the payment of any other indebtedness (including any other part of the Senior Indebtedness). No invalidity, irregularity or unenforceability of all or any part of the Senior Indebtedness or of any of the Senior Liens shall affect, impair or be a defense to this Agreement.

      4. Subordinate Creditor represents and warrants that no liens, security interests or assignments exist to secure any Subordinated Indebtedness other than the Permitted Subordinated Liens, and agrees that no further liens, security interests or assignments will arise or will be taken in the future to secure any Subordinated Indebtedness. Without limiting the foregoing, Subordinate Creditor hereby agrees (a) that Subordinate Creditor will not enforce the Subordinate Liens without the prior written consent of Senior Creditor and (b) that the Subordinate Liens, to the extent enforceable, will be enforceable by Senior Creditor. All amounts, whether in the form of cash, proceeds, checks, drafts, orders or other instruments for the payment of money, recovered with respect to any property of Borrowers subject to the Subordinate Liens by the enforcement of the Subordinate Liens shall immediately upon receipt thereof by Subordinate Creditor be paid over and delivered in the form received, but with any necessary endorsements or instruments required for payment to Senior Creditor, and, until so delivered shall not be commingled with any other funds or property but shall be held by Subordinate Creditor upon an express trust for the benefit of Senior Creditor.

      5. Subordinate Creditor does hereby expressly subordinate and make second, junior and inferior any and all liens, rights, powers, titles and interests of Subordinate Creditor under, pursuant to or by virtue of the Subordinate Liens to all liens, rights, titles and interests of Senior Creditor under, pursuant to or by virtue of the Senior Liens, and Subordinate Creditor agrees that all liens, rights, titles and interests of the Senior Liens shall be unconditionally first, prior and superior to any and all liens, rights, powers, titles and interests of Subordinate Creditor under, pursuant to or by virtue of the Subordinate Liens. Subordinate Creditor further agrees that any and all liens, rights, titles and interests of Subordinate Creditor under, pursuant to or by virtue of the Subordinate Liens shall be and remain expressly subject and subordinate to any renewal, extension, refinancing, consolidation, modification or supplement of the liens, rights, titles and interests of the Senior Liens, as well as any and all increases thereof.

      6. Subordinate Creditor, its successors or assigns or any other legal holder of the Subordinated Indebtedness shall not acquire by subrogation, contract or otherwise any lien upon or other estate, right or interest in any property (including but not limited to any which may arise in respect to real estate taxes, assessments or other governmental charges) which is or may be prior in right to the Senior Liens or any renewal, extension, refinancing, consolidation, modification or supplement thereof.

      7. Subordinate Creditor, its successors or assigns or any other legal holder of the Subordinated Indebtedness hereby assigns and releases to the legal holder of the Senior Indebtedness:

      (a) all of its right, title, interest or claim, if any, in and to the proceeds of all policies of insurance covering any property for application upon the indebtedness secured by or other disposition thereof in accordance with the provisions of the Senior Liens;

      (b) all of its right, title and interest or claim, if any, in and to all awards or other compensation made for any taking of any part of any property covered by the Senior Liens to be applied upon the indebtedness secured by or disposed of in accordance with the provisions of the Senior Liens.

In the event that following any such application and disposition of the insurance proceeds and condemnation award and other compensation, any balance remains, then, except as Borrowers and Subordinate Creditor may otherwise agree, such excess shall be made payable to the joint order of Subordinate Creditor and Borrowers or their successors or assigns.

      8. The Subordinate Liens shall be and the same are hereby are and shall continue subject and subordinate to any and all leases upon all or any part of any property covered by the Senior Liens and to which the Senior Liens shall now be or shall hereafter have been made subject and subordinate.

      9. Subordinate Creditor represents to Senior Creditor that the Subordinated Indebtedness is in good standing and in full force and effect and no breaches or defaults exist thereunder which have not been cured or waived, that no accrued interest on the Subordinate Note has been paid, and that the outstanding principal balance of the Subordinate Note on this date is $3,000,000.

      10. This Agreement extends to and covers all amounts due on the Senior Indebtedness both before and after and filing of any Proceeding by or against Borrowers, and Senior Creditor shall be entitled to amounts accruing on the Senior Indebtedness from the date of filing of said Proceeding to the date of full and final payment of the Senior Indebtedness.

      11. Senior Creditor and Borrower acknowledge and agree that the Subordinate Note and any and all other instruments evidencing or securing the Secured Indebtedness may be transferred and assigned, in whole or in part, PROVIDED, that (a) Subordinate Creditor has first given Senior Creditor ten (10) days' prior written notice of any such assignment or transfer specifying the name, address and contact person of any such transferee or assignee (collectively, an "ASSIGNEE"), and (b) the proposed Assignee has executed and delivered to Senior Creditor an agreement in form and substance reasonably satisfactory to Senior Creditor pursuant to which such Assignee acknowledges, ratifies, confirms and agrees that the Subordinate Note and any other instrument evidencing or securing the Subordinated Indebtedness are second and subordinate to the Senior Indebtedness and are expressly made subject to the terms and conditions of this Agreement and, further, that any subsequent transfer or assignment of the Subordinate Note or any of the other Subordinated Indebtedness shall be subject to the terms and provisions. Any instrument evidencing the Subordinated Indebtedness will contain provisions referring specifically to this Agreement.

      12. In the event of a breach by any party hereto of any of the provisions of this Agreement, or in the event any representation or warranty contained herein or furnished to Senior Creditor by any party hereto shall prove to have been false when made, Senior Creditor shall have all rights provided to it under law or equity, including without limitation the right to sue the breaching party or parties to recover damages suffered by Senior Creditor as a result of such breach, and the right to obtain injunctive relief.

      13. Subordinate Creditor shall give, execute and deliver any notice, statement, instrument, document, agreement or other papers, and shall permit Senior Creditor, upon request, to make any notation or endorsement upon any promissory note or other instrument or documents evidencing or securing the Subordinated Indebtedness, that may be necessary or desirable, or that Senior Creditor any reasonably request, in order to create, preserve or validate the rights of Senior Creditor hereunder, to enable Senior Creditor to exercise or enforce its rights hereunder, or otherwise to effect the purposes of this Agreement.

      14. This Agreement is a continuing one, and all Senior Indebtedness to which it applies or may apply under the terms hereof shall conclusively be presumed to have been created in reliance hereon.

      15. Borrowers hereby agree to pay upon demand all attorneys' fees and expenses reasonably incurred by Senior Creditor in connection with the enforcement of its rights under this Agreement.

      16. Subordinate Creditor and Borrowers agree that, if at any time all or any part of any payment previously applied by Senior Creditor to the Senior Indebtedness is or must be returned by Senior Creditor--or recovered from Senior Creditor--for any reason (including the order of any bankruptcy court), this Agreement shall automatically be reinstated to the same effect, as if the prior application had not been made, and, in addition, Borrowers hereby agree to indemnify Senior Creditor against, and to save and hold Senior Creditor harmless from any required return by Senior Creditor--or recovery from Senior Creditor--of any such payments because of its being deemed preferential under applicable bankruptcy, receivership or insolvency laws, or for any other reason.

      17. Subordinate Creditor acknowledges that it has received copy and is familiar with the terms of and conditions of the Credit Agreement and the other Loan Documents and that it approves all such terms and conditions and consents to the execution and delivery thereof and of this Agreement by Borrowers, and to the performance of each thereof by Borrowers.

      18. Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering it against receipt for it, by depositing it with an overnight delivery service or by depositing it in a receptacle maintained by the United States Postal Service, postage prepaid, registered or certified mail, return receipt requested, addressed to the respective parties at the following addresses (and if so given, shall be deemed given when mailed:

      If to Subordinate Creditor:

            St. James Capital Partners, L.P.
            c/o St. James Capital Corp.
            5599 San Felipe, suite 301
            Houston, Texas  77056

      If to Borrowers:

            Herlin Industries, Inc.
            910 Travis Street, Suite 2130
            Houston, Texas  77002

            Catalyst Energy Services, Inc.
            910 Travis Street, Suite 2130
            Houston, Texas  77002

            Manifold Valve Services, Inc.
            910 Travis Street, Suite 2130
            Houston, Texas  77002

            Compressor Dynamics, Inc.
            910 Travis Street, Suite 2130
            Houston, Texas  77002

      If to Senior Creditor:

            Comerica Bank - Texas
            P.O. Box 4167
            Houston, Texas  77210-4167
            Attention:  Mark H. Metcalfe, Vice President


Borrowers' addresses for notice may be changed at any time and from time to time, but only after thirty (30) days' advance written notice to the other parties and shall be the most recent such address furnished in writing by Borrowers to the other parties. Subordinate Creditor's and Senior Creditor's respective addresses for notice may be changed at any time and from time to time, but only after ten (10) days' advance written notice to Borrowers and each such party's address for notice shall be the most recent such address furnished in writing by such party to Borrowers. Actual notice, however and from whomever given or received, shall always be effective when received.

      19. This Agreement shall not be changed orally but shall be changed only by agreement in writing signed by Subordinate Creditor and Senior Creditor (without any necessity for notice to or consent by Borrowers, which are expressly WAIVED by Borrowers). No course of dealing between the parties, no usage of trade and no parole or extrinsic evidence of any nature shall be used to supplement or modify any of the terms or provisions of this Agreement.

      20. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby, and this Agreement shall be liberally construed so as to carry out the intent of the parties to it.

      21. This Agreement (a) shall be binding upon the parties hereto and their respective successors and assigns; (b) may be modified or amended only by a writing and signed by each party hereto; (c) shall be governed by and construed in accordance with the laws of the State of Texas; (d) may be executed in several counterparts, and by the parties hereto on separate counterparts and each counterpart when so executed and delivered shall constitute an original agreement, and all such separate counterparts shall constitute but one and the same agreement; and (e) embodies the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements, consents and understandings relating to such subject matter.

      22. This Agreement is performable in Dallas County, Texas, which shall be a proper place of venue for suit on or in respect of this Agreement. Subordinate Creditor irrevocably agrees that any legal proceeding in respect of this Agreement shall be brought in the district courts of Dallas County, Texas or the United States District Court for the Northern District of Texas, Dallas Division State of Texas. Subordinate Creditor hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any Specified Court, and hereby further irrevocably waives any claims that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Subordinate Creditor further irrevocably consents to the service of process out of any of the Specified Courts in any such suit, action or proceeding by the mailing of copies thereof by certified mail, return receipt requested, postage prepaid, to Subordinate Creditor at its address as provided in this Agreement or as otherwise provided by Texas law. Nothing herein shall affect the right of Senior Creditor to commence legal proceedings or otherwise proceed against Subordinate Creditor in any jurisdiction or to serve process in any manner permitted by applicable law. Subordinate Creditor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF TEXAS AND THE UNITED STATES OF AMERICA FROM TIME TO TIME IN EFFECT.


      EXECUTED as of the date first above written.


                      SUBORDINATE CREDITOR:

                       ST. JAMES CAPITAL PARTNERS, L.P.

                       St. James Capital Corp., its General Partner



                           By:_________________________________
Y
                               John L. Thompson  President

                 BORROWERS:

                 HERLIN INDUSTRIES, INC., a Delaware corporation


                 By:____________________________________________
                       RANDOLPH W. HERRING, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER


                 CATALYST ENERGY SERVICES, INC., a Delaware corporation


                 By:____________________________________________
                       RANDOLPH W. HERRING, PRESIDENT AND
                           CHIEF EXECUTIVE OFFICER



                 MANIFOLD VALVE SERVICES, INC., a Delaware corporation



                 By:____________________________________________
                       RANDOLPH W. HERRING, VICE PRESIDENT


                 COMPRESSOR DYNAMICS, INC., a Delaware corporation



                 By:____________________________________________
                       RANDOLPH W. HERRING, VICE PRESIDENT

                 SENIOR CREDITOR:

                 COMERICA BANK - TEXAS, a Texas banking corporation



                 By:____________________________________________
                        Mark H. Metcalfe, Vice President


Attachments:

EXHIBIT A - Subordinate Note

                                       12
                                                                       EXHIBIT 4
                                REVOLVING NOTE

                                Houston, Texas
$3,500,000                                                    December 5, 1996

      FOR VALUE RECEIVED, HERLIN INDUSTRIES, INC., CATALYST ENERGY SERVICES, INC., MANIFOLD VALVE SERVICES, INC., and COMPRESSOR DYNAMICS, INC., each a Delaware corporation, jointly and severally, promise to pay to the order of COMERICA BANK-TEXAS, a Texas banking corporation, at any office thereof in the State of
Texas (or such other place as the holder hereof may hereafter designate in writing), in immediately available funds and in lawful money of the United States of America, the principal sum of Three Million Five Hundred Thousand Dollars ($3,500,000) (or the unpaid balance of all principal advanced against this note, if that amount is less), together with interest as follows: (a) interest on the unpaid principal balance of this note from time to time outstanding at the Stated Rate and interest on all past due amounts, both principal and accrued interest, from the respective due dates thereof until paid at the Past Due Rate and (b) the Additional Interest; PROVIDED, that for the full term of this note the interest rate produced by the aggregate of all sums paid or agreed to be paid to the holder of this note for the use, forbearance or detention of the debt evidenced hereby (including, but not limited to, all interest on this note at the Stated Rate plus the Additional Interest) shall not exceed the Maximum Legal Rate.

      1. DEFINITIONS. As used in this note, the following terms shall have the respective meanings indicated:

      (a) "ADDITIONAL INTEREST" means the aggregate of all amounts accrued or paid pursuant to this note or any of the other Loan Documents (other than interest on this note at the Stated Rate) which, under applicable laws, is or may be deemed to constitute interest on the indebtedness evidenced by this note.

      (b) "LOAN AGREEMENT" means the Loan Agreement dated concurrently herewith between Makers and Payee, as the same may be amended, supplemented, restated or replaced from time to time.

      (c) "MAKERS" means HERLIN INDUSTRIES, INC., CATALYST ENERGY SERVICES, INC., MANIFOLD VALVE SERVICES, INC., and COMPRESSOR DYNAMICS, INC., each a Delaware corporation. "MAKER" means any of the Makers.

      (d) "PAYEE" means COMERICA BANK-TEXAS, a Texas banking corporation, and any other holder or holders of this note from time to time and, upon acquisition of this note by any holder or holders other than the named payee, effective as of the time of such acquisition, the term "Payee" shall mean all of the then holders of this note, to the exclusion of all prior holders not then retaining or reserving an interest in this note, to the end that all the rights, powers, remedies, liens, benefits and privileges accruing and to accrue hereunder to Payee, as such term is used herein, shall inure to the benefit of and be owned and held by the holder or holders of this note

                             Page 1 of 7 Pages
from time to time, whether such holder acquires this note through succession to or assignment from a prior Payee.

      (e) "STATED RATE" means, on any day, the rate per annum as provided in
Section 2.5 of the Loan Agreement for interest on principal of this note, not to exceed the Maximum Legal Rate for such day.

Capitalized terms used herein and not defined herein shall have the meanings herein as are assigned to them, respectively, in the Loan Agreement.

      2. LOAN AGREEMENT; ADVANCES; SECURITY. This note has been issued pursuant to the terms of the Loan Agreement, and is the Revolving Note referred to in the Loan Agreement. Advances against this note by Payee or other holder hereof shall be governed by the terms and provisions of the Loan Agreement. Reference is hereby made to the Loan Agreement for all purposes. Payee is entitled to the benefits of and security provided for in the Loan Agreement. The unpaid principal balance of this note at any time shall be the total of all amounts lent or advanced against this note less the amount of all payments or permitted prepayments made on this note and by or for the account of Makers. All loans and advances and all payments and permitted prepayments made hereon may be endorsed by the holder of this note on a schedule which may be attached hereto (and thereby made a part hereof for all purposes) or otherwise recorded in the holder's records; PROVIDED, that any failure to make notation of (a) any advance shall not cancel, limit or otherwise affect any Maker's obligations or any holder's rights with respect to that advance, or (b) any payment or permitted prepayment of principal shall not cancel, limit or otherwise affect any Maker's entitlement to credit for that payment as of the date received by the holder.

      3. COMPUTATION OF INTEREST. Interest on the amount of each advance against this note shall be computed on the amount of that advance and from the date it is made.

      4. MANDATORY PAYMENTS OF PRINCIPAL AND INTEREST. Accrued and unpaid interest on the unpaid principal balance of this note shall be due and payable as provided in Section 2.5.1 of the Loan Agreement. In addition, the principal of this note, together with accrued and then unpaid interest on the unpaid principal balance of this note, shall be finally due and payable on the Revolving Note Maturity Date.

      5. NO USURY INTENDED; SPREADING. Reference is hereby made to Section 2.6 of the Loan Agreement, which is incorporated herein and hereby made a part hereof. Notwithstanding any provision to the contrary contained in this note or any of the other Loan Documents, it is expressly provided that in no case or event shall the aggregate of (i) all interest on the unpaid balance of this note, accrued or paid from the date hereof and (ii) the aggregate of any other amounts accrued or paid pursuant to this note or any of the other Loan Documents, which under applicable laws are or may be deemed to constitute interest upon the indebtedness evidenced by this note from the date hereof, ever exceed the Maximum Legal Rate. In this connection, Makers and Payee stipulate and agree that it is their common and overriding intent to contract in strict compliance with applicable usury laws. In furtherance thereof, none of the terms of this note or

                             Page 2 of 7 Pages
any of the other Loan Documents shall ever be construed to create a contract to pay, as consider ation for the use, forbearance or detention of money, interest at a rate in excess of the Maximum Legal Rate. Any Maker or other parties now or hereafter becoming liable for payment of the indebtedness evidenced by this note shall never be liable for interest in excess of the Maximum Legal Rate. If, for any reason whatever, the interest paid or received on this note during its full term produces a rate which exceeds the Maximum Legal Rate, the holder of this note shall credit against the principal of this note (or, if such indebtedness shall have been paid in full, shall refund to the payor of such interest) such portion of said interest as shall be necessary to cause the interest paid on this note to produce a rate equal to the Maximum Legal Rate. All sums paid or agreed to be paid to the holder of this note for the use, forbearance or detention of the indebtedness evidenced hereby shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread in equal parts throughout the full term of this note, so that the interest rate is uniform throughout the full term of this note. The provisions of this Paragraph shall control all agreements, whether now or hereafter existing and whether written or oral, between Makers and Payee.

      6. DEFAULT. If any Event of Default occurs under any Loan Document, then that shall automatically constitute default under this note, the obligation (if any) of Payee to make further advances against this note shall cease and terminate and the owner or holder hereof may, at its, his or her option, exercise any or all rights, powers and remedies afforded under any Loan Document and by law, including the right to declare the unpaid balance of principal and accrued interest on this note at once mature and payable.

      7. NO WAIVER BY PAYEE. No delay or omission of Payee or any other holder hereof to exercise any power, right or remedy accruing to Payee or any other holder hereof shall impair any such power, right or remedy or shall be construed to be a waiver of the right to exercise any such power, right or remedy. Payee's right to accelerate this note for any late payment or any Maker's failure to timely fulfill its other obligations hereunder or under the other Loan Documents shall not be waived or deemed waived by Payee by Payee's having accepted a late payment or late payments in the past or Payee otherwise not accelerating this note or exercising other remedies for any Maker's failure to timely fulfill its other obligations hereunder or under the other Loan Documents. Payee shall not be obligated or be deemed obligated to notify Makers that it is requiring Makers to strictly comply with the terms and provisions of this note and the other Loan Documents before accelerating this note and exercising its other remedies hereunder or under the other Loan Documents because of any Maker's failure to timely perform its obligations under this note and the other Loan Documents.

      8. COSTS AND ATTORNEYS' FEES. If any holder of this note retains an attorney in connection with any default or to collect, enforce or defend this note or any of the Loan Documents in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if any Maker sues any holder in connection with this note or any of the Loan Documents and does not prevail, then Makers jointly and severally agree to pay to each such holder, in addition to principal and interest, all reasonable costs and expenses incurred by such holder in trying to collect this note or in any such suit or proceeding, including reasonable attorneys' fees. To the extent not prohibited by applicable law or otherwise provided in the Loan Documents, Makers will pay all

                             Page 3 of 7 Pages
costs and expenses and reimburse Payee for any and all reasonable expenditures of every character incurred or expended from time to time, regardless of whether or not a default has occurred, in connection with (a) the preparation, negotiation, documentation, closing, renewal, revision, modification, increase, review or restructuring of this note or any loan or credit facility evidenced by or relating to this note, including legal, accounting, auditing, or in connection with collecting or attempting to enforce or collect this note or any of the other Loan Documents, (b) Payee's evaluating, monitoring, administrating and protecting any Collateral now or hereafter securing payment of any part of this note and (c) Payee's creating, perfecting and realizing upon Payee's security interests in and liens on any Collateral, and all reasonable costs and expenses relating to Payee's exercising any of its rights and remedies hereunder or under any other Loan Document or at law, including, without limitation, appraisal fees, consulting fees, filing fees, taxes, brokerage fees and commissions, title review and abstract fees, Uniform Commercial Code search fees, other fees and expenses incident to title searches, reports and security interests, escrow fees, attorneys' fees, legal expenses, court costs, other fees and expenses incurred in connection with any complete or partial liquidation of any Collateral and fees and expenses for any professional services relating to the Collateral or any operations conducted in connection with it; PROVIDED, that no right or option granted by any Maker to Payee or otherwise arising pursuant to any provision of this or any other instrument shall be deemed to impose or admit a duty on Payee to supervise, monitor or control any aspect of the character or condition of the Collateral or any operations conducted in connection with it for the benefit of Makers or any other person or entity other than Payee. Each Maker agrees to indemnify, defend and hold Payee, its shareholders, directors, officers, agents and employees (collectively "INDEMNIFIED PARTIES") harmless from and against any and all loss, liability, obligation, damage, penalty, judgment, claim, deficiency, expense, action, suit, cost and disbursement of any kind or nature whatsoever (including interest, penalties, attorneys' fees and amounts paid in settlement), REGARDLESS OF WHETHER CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE OF ANY OF THE INDEMNIFIED PARTIES (BUT NOT GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), imposed on, incurred by or asserted against the Indemnified Parties growing out of or resulting from this note, any Loan Document or any transaction or event contemplated herein or therein (except that such indemnity shall not be paid to any Indemnified Party to the extent that such loss, etc. directly results from the gross negligence or willful misconduct of that Indemnified Party). Any amount to be paid under this Paragraph by any Maker to Payee shall be a demand obligation owing by such Maker to Payee and shall bear interest from the date of expenditure until paid at the Past Due Rate.

      9. WAIVERS BY MAKERS AND OTHERS. Except to the extent, if any, that notice of default is expressly required herein or in any of the other Loan Documents, each Maker and any and all co-makers, endorsers, guarantors and sureties severally waive notice (including, but not limited to, notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them. Each such person agrees that his, her or its liability on or with respect to this note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or to maintain perfection of any lien against or security interest in any such security or the partial or complete

                             Page 4 of 7 Pages
unenforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.

      10. PARAGRAPH HEADINGS. Paragraph headings appearing in this note are for convenient reference only and shall not be used to interpret or limit the meaning of any provision of this note.

      11. VENUE; CHOICE OF LAW. This note is performable in Dallas County, Texas, which shall be a proper place of venue for suit on or in respect of this note. Each Maker hereby irrevocably agrees that any legal proceeding in respect of this note shall be brought in the district courts of Dallas County, Texas, or in the United States District Court for the Northern District of Texas, Dallas Division (collectively, the "SPECIFIED COURTS"). Each Maker hereby irrevocably submits to the nonexclusive jurisdiction of the state and federal courts of the State of Texas. Each Maker hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this note or any of the Loan Documents brought in any Specified Court, and hereby further irrevocably waives any claims that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Maker further irrevocably consents to the service of process out of any of the Specified Courts in any such suit, action or proceeding by the mailing of copies thereof by certified mail, return receipt requested, postage prepaid, to such Maker. Nothing herein shall affect the right of Payee to commence legal proceedings or otherwise proceed against any Maker in any jurisdiction or to serve process in any manner permitted by applicable law. Each Maker agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF TEXAS AND THE UNITED STATES OF AMERICA FROM TIME TO TIME IN EFFECT.

      12. OFFSET RIGHTS. Payee is hereby authorized at any time and from time to time, without notice to any person or entity (and each Maker hereby WAIVES any such notice) to the fullest extent permitted by law, to set-off and apply any and all monies, securities and other properties of any Maker now or in the future in the possession, custody or control of Payee, or on deposit with or otherwise owed to any Maker by Payee--including without limitation all such monies, securities and other properties held in general, special, time, demand, provisional or final accounts or for safekeeping or as collateral or otherwise (but excluding those accounts clearly designated as escrow or trust accounts held by any Maker for others)--against any and all of such Maker's obligations to Payee now or hereafter existing under this note, irrespective of whether Payee shall have made any demand under this note. Payee agrees to use reasonable efforts to promptly notify such Maker after any such set-off and application made by Payee, PROVIDED that failure to give--or delay in giving--any such notice shall not affect the validity of such set-off and application or impose any liability on Payee. Payee's rights under this Paragraph are in addition to other rights and remedies (including, without limitation, other rights of set-off) which Payee may have.

                             Page 5 of 7 Pages

      13. SUCCESSORS AND ASSIGNS. This note and all the covenants and agreements contained herein shall be binding upon, and shall inure to the benefit of, the respective legal representatives, heirs, successors and assigns of Makers and Payee.

      14. RECORDS OF PAYMENTS. The records of Payee shall be, absent manifest error, prima facie evidence of the amounts owing on this note.

      15. SEVERABILITY. If any provision of this note is held to be illegal, invalid or unenforceable under present or future laws, the legality, validity and enforceability of the remaining provisions of this note shall not be affected thereby, and this note shall be liberally construed so as to carry out the intent of the parties to it. Each waiver in this note is subject to the overriding and controlling rule that it shall be effective only if and to the extent that (a) it is not prohibited by applicable law and (b) applicable law neither provides for nor allows any material sanctions to be imposed against Payee for having bargained for and obtained it.

      16. SALE AND ASSIGNMENT. Payee shall have the absolute and unrestricted right to sell, assign, transfer, or grant participation in, all or any portion of the loans and any collateral, guaranties or other security relating thereto without the consent of any Maker; PROVIDED, HOWEVER, no such action on the part of Payee shall have the effect of changing such Maker's obligations hereunder without the written consent of Maker. Payee shall give Makers written notice of any absolute assignment of any of the loans if the result thereof will be to cause any Maker to deal directly with another financial institution which is not the successor in interest by merger to Payee.

      17. NOTICES. Any notice, request or other communication required or permitted to be given hereunder shall be made as provided in the Loan Agreement.

      18. PREPAYMENT. Makers may at any time pay the full amount or any part of this note without the payment of any premium or fee.

      19. REVOLVING LOAN. Subject to the terms and provisions of the Loan Agreement, Makers may use all or any part of the credit provided to be evidenced by this note at any time before the Revolving Note Maturity Date. Makers may borrow, repay and reborrow hereunder, and except as set forth in the Loan Agreement, there is no limitation on the number of advances made hereunder so long as the total unpaid principal amount at any time outstanding hereunder does not exceed the lesser of (a) the Borrowing Base, or (b) the Commitment Amount. Pursuant to Article 15.10(b) of Chapter 15 ("CHAPTER 15") of Title 79, Texas Revised Civil Statutes, 1925, as amended, Makers and Payee expressly agree that Chapter 15 shall not apply to this note or to any loan evidenced by this note and that neither this note nor any such loan shall be governed by or subject to the provisions of Chapter 15 in any manner whatsoever.

      20. BUSINESS LOANS. Each Maker warrants and represents to Payee and all other holders of this note that all loans evidenced by this note are and will be for business, commercial, investment or other similar purpose and not primarily for personal, family, household or agricultural use, as such terms are used in Chapter One of the Texas Credit Code, as in effect on the date hereof.

                             Page 6 of 7 Pages

      21. ENTIRE AGREEMENT. This note and the other Loan Documents embody the entire agreement and understanding between Payee and Makers and other parties with respect to their subject matter and supersede all prior conflicting or inconsistent agreements, consents and understandings relating to such subject matter. To the extent the terms and conditions are inconsistent with the Loan Agreement, the terms and conditions of the Loan Agreement shall control. Each Maker acknowledges and agrees that there is no oral agreement between Makers and Payee which has not been incorporated in this note and the other Loan Documents.

                                    HERLIN INDUSTRIES, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER


                                    CATALYST ENERGY SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER


                                    MANIFOLD VALVE SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT


                                    COMPRESSOR DYNAMICS, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT

                             Page 7 of 7 Pages

                                                                       EXHIBIT 5
                                    TERM NOTE

                                Houston, Texas

$6,300,000                                                    December 5, 1996

      FOR VALUE RECEIVED, HERLIN INDUSTRIES, INC., CATALYST ENERGY SERVICES, INC., MANIFOLD VALVE SERVICES, INC., and COMPRESSOR DYNAMICS, INC., each a Delaware corporation, jointly and severally promise to pay to the order of COMERICA BANK-TEXAS, a Texas banking corporation, at any office thereof in the State of Texas (or such other place as the holder hereof may hereafter designate in writing), in immediately available funds and in lawful money of the United States of America, the principal sum of Six Million Three Hundred Thousand Dollars ($6,300,000) (or the unpaid balance of all principal advanced against this note, if that amount is less), together with interest as follows: (a) interest on the unpaid principal balance of this note from time to time outstanding at the Stated Rate and interest on all past due amounts, both principal and accrued interest, from the respective due dates thereof until paid at the Past Due Rate and (b) the Additional Interest; PROVIDED, that for the full term of this note the interest rate produced by the aggregate of all sums paid or agreed to be paid to the holder of this note for the use, forbearance or detention of the debt evidenced hereby (including, but not limited to, all interest on this note at the Stated Rate plus the Additional Interest) shall not exceed the Maximum Legal Rate.

      1. DEFINITIONS. As used in this note, the following terms shall have the respective meanings indicated:

      (a) "ADDITIONAL INTEREST" means the aggregate of all amounts accrued or paid pursuant to this note or any of the other Loan Documents (other than interest on this note at the Stated Rate) which, under applicable laws, is or may be deemed to constitute interest on the indebtedness evidenced by this note.

      (b) "LOAN AGREEMENT" means the Loan Agreement dated concurrently herewith between Makers and Payee, as the same may be amended, supplemented, restated or replaced from time to time.

      (c) "MAKERS" means HERLIN INDUSTRIES, INC., CATALYST ENERGY SERVICES, INC., MANIFOLD VALVE SERVICES, INC., and COMPRESSOR DYNAMICS, INC., each a Delaware corporation. "MAKER" means any of the Makers.

      (d) "PAYEE" means COMERICA BANK-TEXAS, a Texas banking corporation, and any other holder or holders of this note from time to time and, upon acquisition of this note by any holder or holders other than the named payee, effective as of the time of such acquisition, the term "Payee" shall mean all of the then holders of this note, to the exclusion of all prior holders not then retaining or reserving an interest in this note, to the end that all the rights, powers, remedies, liens, benefits and privileges accruing and to accrue hereunder to Payee, as such term is used

                             Page 1 of 7 Pages
herein, shall inure to the benefit of and be owned and held by the holder or holders of this note from time to time, whether such holder acquires this note through succession to or assignment from a prior Payee.

      (e) "STATED RATE" means, on any day, the rate per annum as provided in
Section 2.5 of the Loan Agreement for interest on principal of this note, not to exceed the Maximum Legal Rate for such day.

Capitalized terms used herein and not defined herein shall have the meanings herein as are assigned to them, respectively, in the Loan Agreement.

      2. LOAN AGREEMENT; ADVANCES; SECURITY. This note has been issued pursuant to the terms of the Loan Agreement, and is the Term Note referred to in the Loan Agreement. Advances against this note by Payee or other holder hereof shall be governed by the terms and provisions of the Loan Agreement. Reference is hereby made to the Loan Agreement for all purposes. Payee is entitled to the benefits of and security provided for in the Loan Agreement. The unpaid principal balance of this note at any time shall be the total of all amounts lent or advanced against this note less the amount of all payments or permitted prepayments made on this note and by or for the account of Makers. All loans and advances and all payments and permitted prepayments made hereon may be endorsed by the holder of this note on a schedule which may be attached hereto (and thereby made a part hereof for all purposes) or otherwise recorded in the holder's records; PROVIDED, that any failure to make notation of (a) any advance shall not cancel, limit or otherwise affect any Maker's obligations or any holder's rights with respect to that advance, or (b) any payment or permitted prepayment of principal shall not cancel, limit or otherwise affect any Maker's entitlement to credit for that payment as of the date received by the holder.

      3. COMPUTATION OF INTEREST. Interest on the amount of each advance against this note shall be computed on the amount of that advance and from the date it is made.

      4. MANDATORY PAYMENTS OF PRINCIPAL AND INTEREST. The principal of this note and accrued and unpaid interest on the unpaid principal balance of this note shall be due and payable as provided in Section 2.5.2 of the Loan Agreement. In addition, all principal of this note, together with accrued and then unpaid interest on the unpaid principal balance of this note, shall be finally due and payable on the Term Note Maturity Date.

      5. NO USURY INTENDED; SPREADING. Reference is hereby made to Section 2.6 of the Loan Agreement, which is incorporated herein and hereby made a part hereof. Notwithstanding any provision to the contrary contained in this note or any of the other Loan Documents, it is expressly provided that in no case or event shall the aggregate of (i) all interest on the unpaid balance of this note, accrued or paid from the date hereof and (ii) the aggregate of any other amounts accrued or paid pursuant to this note or any of the other Loan Documents, which under applicable laws are or may be deemed to constitute interest upon the indebtedness evidenced by this note from the date hereof, ever exceed the Maximum Legal Rate. In this connection, Makers and Payee stipulate and agree that it is their common and overriding intent to contract in strict

                             Page 2 of 7 Pages
compliance with applicable usury laws. In furtherance thereof, none of the terms of this note or any of the other Loan Documents shall ever be construed to create a contract to pay, as consider ation for the use, forbearance or detention of money, interest at a rate in excess of the Maximum Legal Rate. Any Maker or other parties now or hereafter becoming liable for payment of the indebtedness evidenced by this note shall never be liable for interest in excess of the Maximum Legal Rate. If, for any reason whatever, the interest paid or received on this note during its full term produces a rate which exceeds the Maximum Legal Rate, the holder of this note shall credit against the principal of this note (or, if such indebtedness shall have been paid in full, shall refund to the payor of such interest) such portion of said interest as shall be necessary to cause the interest paid on this note to produce a rate equal to the Maximum Legal Rate. All sums paid or agreed to be paid to the holder of this note for the use, forbearance or detention of the indebtedness evidenced hereby shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread in equal parts throughout the full term of this note, so that the interest rate is uniform throughout the full term of this note. The provisions of this Paragraph shall control all agreements, whether now or hereafter existing and whether written or oral, between Makers and Payee.

      6. DEFAULT. If any Event of Default occurs under the Loan Agreement, then that shall automatically constitute default under this note, the obligation (if any) of Payee to make further advances against this note shall cease and terminate and the owner or holder hereof may, at its, his or her option, exercise any or all rights, powers and remedies afforded under any Loan Document and by law, including the right to declare the unpaid balance of principal and accrued interest on this note at once mature and payable.

      7. NO WAIVER BY PAYEE. No delay or omission of Payee or any other holder hereof to exercise any power, right or remedy accruing to Payee or any other holder hereof shall impair any such power, right or remedy or shall be construed to be a waiver of the right to exercise any such power, right or remedy. Payee's right to accelerate this note for any late payment or any Maker's failure to timely fulfill its other obligations hereunder or under the other Loan Documents shall not be waived or deemed waived by Payee by Payee's having accepted a late payment or late payments in the past or Payee otherwise not accelerating this note or exercising other remedies for any Maker's failure to timely fulfill its other obligations hereunder or under the other Loan Documents. Payee shall not be obligated or be deemed obligated to notify Makers that it is requiring Makers to strictly comply with the terms and provisions of this note and the other Loan Documents before accelerating this note and exercising its other remedies hereunder or under the other Loan Documents because of any Maker's failure to timely perform its obligations under this note and the other Loan Documents.

      8. COSTS AND ATTORNEYS' FEES. If any holder of this note retains an attorney in connection with any default or to collect, enforce or defend this note or any of the Loan Documents in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if any Maker sues any holder in connection with this note or any of the Loan Documents and does not prevail, then Makers jointly and severally agree to pay to each such holder, in addition to principal and interest, all reasonable costs and expenses incurred by such holder in trying to collect

                             Page 3 of 7 Pages
this note or in any such suit or proceeding, including reasonable attorneys' fees. To the extent not prohibited by applicable law or otherwise provided in the Loan Documents, Makers will pay all costs and expenses and reimburse Payee for any and all reasonable expenditures of every character incurred or expended from time to time, regardless of whether or not a default has occurred, in connection with (a) the preparation, negotiation, documentation, closing, renewal, revision, modification, increase, review or restructuring of this note or any loan or credit facility evidenced by or relating to this note, including legal, accounting, auditing, or in connection with collecting or attempting to enforce or collect this note or any of the other Loan Documents, (b) Payee's evaluating, monitoring, administrating and protecting any Collateral now or hereafter securing payment of any part of this note and (c) Payee's creating, perfecting and realizing upon Payee's security interests in and liens on any Collateral, and all reasonable costs and expenses relating to Payee's exercising any of its rights and remedies hereunder or under any other Loan Document or at law, including, without limitation, appraisal fees, consulting fees, filing fees, taxes, brokerage fees and commissions, title review and abstract fees, Uniform Commercial Code search fees, other fees and expenses incident to title searches, reports and security interests, escrow fees, attorneys' fees, legal expenses, court costs, other fees and expenses incurred in connection with any complete or partial liquidation of any Collateral and fees and expenses for any professional services relating to the Collateral or any operations conducted in connection with it; PROVIDED, that no right or option granted by any Maker to Payee or otherwise arising pursuant to any provision of this or any other instrument shall be deemed to impose or admit a duty on Payee to supervise, monitor or control any aspect of the character or condition of the Collateral or any operations conducted in connection with it for the benefit of Makers or any other person or entity other than Payee. Each Maker agrees to indemnify, defend and hold Payee, its shareholders, directors, officers, agents and employees (collectively "INDEMNIFIED PARTIES") harmless from and against any and all loss, liability, obligation, damage, penalty, judgment, claim, deficiency, expense, action, suit, cost and disbursement of any kind or nature whatsoever (including interest, penalties, attorneys' fees and amounts paid in settlement), REGARDLESS OF WHETHER CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE OF ANY OF THE INDEMNIFIED PARTIES (BUT NOT GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), imposed on, incurred by or asserted against the Indemnified Parties growing out of or resulting from this note, any Loan Document or any transaction or event contemplated herein or therein (except that such indemnity shall not be paid to any Indemnified Party to the extent that such loss, etc. directly results from the gross negligence or willful misconduct of that Indemnified Party). Any amount to be paid under this Paragraph by any Maker to Payee shall be a demand obligation owing by such Maker to Payee and shall bear interest from the date of expenditure until paid at the Past Due Rate.

      9. WAIVERS BY MAKERS AND OTHERS. Except to the extent, if any, that notice of default is expressly required herein or in any of the other Loan Documents, each Maker and any and all co-makers, endorsers, guarantors and sureties severally waive notice (including, but not limited to, notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them. Each such person agrees that his,

                             Page 4 of 7 Pages
her or its liability on or with respect to this note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or to maintain perfection of any lien against or security interest in any such security or the partial or complete unenforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.

      10. PARAGRAPH HEADINGS. Paragraph headings appearing in this note are for convenient reference only and shall not be used to interpret or limit the meaning of any provision of this note.

      11. VENUE; CHOICE OF LAW. This note is performable in Dallas County, Texas, which shall be a proper place of venue for suit on or in respect of this note. Each Maker hereby irrevocably agrees that any legal proceeding in respect of this note shall be brought in the district courts of Dallas County, Texas, or in the United States District Court for the Northern District of Texas, Dallas Division (collectively, the "SPECIFIED COURTS"). Each Maker hereby irrevocably submits to the nonexclusive jurisdiction of the state and federal courts of the State of Texas. Each Maker hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this note or any of the Loan Documents brought in any Specified Court, and hereby further irrevocably waives any claims that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Maker further irrevocably consents to the service of process out of any of the Specified Courts in any such suit, action or proceeding by the mailing of copies thereof by certified mail, return receipt requested, postage prepaid, to such Maker. Nothing herein shall affect the right of Payee to commence legal proceedings or otherwise proceed against any Maker in any jurisdiction or to serve process in any manner permitted by applicable law. Each Maker agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF TEXAS AND THE UNITED STATES OF AMERICA FROM TIME TO TIME IN EFFECT.

      12. OFFSET RIGHTS. Payee is hereby authorized at any time and from time to time, without notice to any person or entity (and each Maker hereby WAIVES any such notice) to the fullest extent permitted by law, to set-off and apply any and all monies, securities and other properties of any Maker now or in the future in the possession, custody or control of Payee, or on deposit with or otherwise owed to any Maker by Payee--including without limitation all such monies, securities and other properties held in general, special, time, demand, provisional or final accounts or for safekeeping or as collateral or otherwise (but excluding those accounts clearly designated as escrow or trust accounts held by any Maker for others)--against any and all of such Maker's obligations to Payee now or hereafter existing under this note, irrespective of whether Payee shall have made any demand under this note. Payee agrees to use reasonable efforts to promptly notify such Maker after any such set-off and application made by Payee, PROVIDED that failure to give--or delay in giving--any such notice shall not affect the validity of such set-off and application or impose any liability on Payee. Payee's rights under this Paragraph are in addition

                             Page 5 of 7 Pages
to other rights and remedies (including, without limitation, other rights of set-off) which Payee may have.

      13. SUCCESSORS AND ASSIGNS. This note and all the covenants and agreements contained herein shall be binding upon, and shall inure to the benefit of, the respective legal representatives, heirs, successors and assigns of Makers and Payee.

      14. RECORDS OF PAYMENTS. The records of Payee shall be, absent manifest error, prima facie evidence of the amounts owing on this note.

      15. SEVERABILITY. If any provision of this note is held to be illegal, invalid or unenforceable under present or future laws, the legality, validity and enforceability of the remaining provisions of this note shall not be affected thereby, and this note shall be liberally construed so as to carry out the intent of the parties to it. Each waiver in this note is subject to the overriding and controlling rule that it shall be effective only if and to the extent that (a) it is not prohibited by applicable law and (b) applicable law neither provides for nor allows any material sanctions to be imposed against Payee for having bargained for and obtained it.

      16. SALE AND ASSIGNMENT. Payee shall have the absolute and unrestricted right to sell, assign, transfer, or grant participation in, all or any portion of the loans and any collateral, guaranties or other security relating thereto without the consent of any Maker; PROVIDED, HOWEVER, no such action on the part of Payee shall have the effect of changing such Maker's obligations hereunder without the written consent of Maker. Payee shall give Makers written notice of any absolute assignment of any of the loans if the result thereof will be to cause any Maker to deal directly with another financial institution which is not the successor in interest by merger to Payee.

      17. NOTICES. Any notice, request or other communication required or permitted to be given hereunder shall be made as provided in the Loan Agreement.

      18. PREPAYMENT. Makers may at any time pay the full amount or any part of this note without the payment of any premium or fee.

      19. BUSINESS LOANS. Each Maker warrants and represents to Payee and all other holders of this note that all loans evidenced by this note are and will be for business, commercial, investment or other similar purpose and not primarily for personal, family, household or agricultural use, as such terms are used in Chapter One of the Texas Credit Code, as in effect on the date hereof.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                             Page 6 of 7 Pages

      20. ENTIRE AGREEMENT. This note and the other Loan Documents embody the entire agreement and understanding between Payee and Makers and other parties with respect to their subject matter and supersede all prior conflicting or inconsistent agreements, consents and understandings relating to such subject matter. To the extent the terms and conditions are inconsistent with the Loan Agreement, the terms and conditions of the Loan Agreement shall control. Each Maker acknowledges and agrees that there is no oral agreement between Makers and Payee which has not been incorporated in this note and the other Loan Documents.


                                    HERLIN INDUSTRIES, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER


                                    CATALYST ENERGY SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER


                                    MANIFOLD VALVE SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT


                                    COMPRESSOR DYNAMICS, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT


                             Page 7 of 7 Pages

                                                                       EXHIBIT 6
                               SECURITY AGREEMENT
      (ACCOUNTS RECEIVABLE, INVENTORY, GENERAL INTANGIBLES AND EQUIPMENT)

      For value received, the undersigned (herein called "DEBTOR") hereby grants to COMERICA BANK - TEXAS, a Texas banking association, whose address is 1508 Mockingbird, Dallas, Texas 75235 (herein called "BANK"), a continuing security interest in Debtor's Accounts Receivable, Debtor's interest in the goods, the sale of which has given rise to any Account Receivable, Debtor's Property in Possession of Bank, Debtor's Inventory, Debtor's Equipment, Debtor's "Chattel Paper," "Contract Rights" and "General Intangibles" and other property as described in EXHIBIT A attached hereto, all balances of deposit accounts of Debtor from time to time with Bank, and the proceeds and products of all the foregoing, to secure payment of any and all indebtedness and liability whatsoever of Debtor to Bank, whether direct or indirect, absolute or contingent, due or to become due, NOW EXISTING OR HEREAFTER ARISING and howsoever evidenced, including, without limitation, obligations arising from applications or agreements for the issuance of letters of credit or otherwise (if any), and including, without limitation, any and all indebtedness an liability arising from time to time pursuant to that certain Loan Agreement of even date herewith between Debtor and Bank, as amended, restated, replaced and modified from time to time (collectively, the "LOAN AGREEMENT"), the Notes (as that term is defined in the Loan Agreement) and the other Loan Documents (as that term is defined in the Loan Agreement) (the foregoing being herein collectively called the "INDEBTEDNESS").

1.    DEFINITIONS.  As used herein:

      (a) The phrase "ACCOUNT(S) RECEIVABLE" or "DEBTOR'S ACCOUNT(S) RECEIVABLE" means and includes all "Accounts" as that term is defined in or described on EXHIBIT A attached hereto, together with all accounts and general intangibles (including, but not limited to, Tax Refunds, trade names, trade styles and goodwill, trademarks, copyrights and patents, and applications therefor, trade and proprietary secrets, formulae, designs, blueprints and plans, customer lists, literary rights, licenses and permits, notes and other receivables (other than as otherwise provided for herein), insurance proceeds, beneficial interests in trusts, minute books and other books and records and all other property deemed an account or general intangible under the Uniform Commercial Code) now owned or hereafter acquired by Debtor evidencing any obligation to Debtor for payment for goods sold or leased or services rendered.

      (b) "COLLATERAL" means and includes any and all property of Debtor in which Bank now has or by this Agreement now or hereafter acquires a security interest.

      (c) The phrase "DEBTOR'S PROPERTY IN POSSESSION OF BANK" means and includes goods, instruments, documents, policies and certificates of insurance, deposits, money or other property now owned or hereafter acquired by Debtor or in which Debtor now has or hereafter acquires an interest and which are now or hereafter in possession of Bank, or as to which Bank now or hereafter controls possession by documents or otherwise.

      (d) The phrase "EQUIPMENT" or "DEBTOR'S EQUIPMENT" means all "Equipment" as that term is defined or described on EXHIBIT A attached hereto, together with all furniture, fixtures, machinery and equipment of the Debtor and also (i) all other similar property now owned or hereafter acquired by Debtor, (ii) all additions, attachments, accessions, parts, replacements, substitutions and renewals of or for all furniture, fixtures, machinery and equipment of the Debtor, wherever situated, now owned or hereafter acquired, (iii) all property of Debtor at any time in possession of Bank.

      (e) "INVENTORY" or "DEBTOR'S INVENTORY" means all "Inventory" as that term is defined in or described on EXHIBIT A attached hereto, together with all goods wherever located, now owned or hereafter acquired by Debtor, which are held for sale or lease or furnished or to be furnished under any contract of service (including any such goods which are returned to or repossessed by Debtor), or are raw materials, work in process or materials used or consummated in Debtor's business.

      (f) The phrase "PLEDGED DOCUMENTS" means and includes (a) that certain Stock Purchase Agreement as of November 15, 1996, executed by and among the Debtor and certain stockholders of Catalyst Energy Services, Inc., a Delaware corporation, together with any amendments, supplements, renewals, extensions, modifications and rearrangements of and substitutions for such instruments, together with any and all liens, security interests, guaranties and assignments now or hereafter securing payment of the Pledged Documents; (b) all rights, powers, privileges, benefits and remedies of Debtor under the Pledged Documents and all documents and instruments now or hereafter evidencing or creating any of said liens and under each and every instrument now or hereafter governing, evidencing, securing or guarantying or otherwise relating to or delivered in connection with any of the foregoing (including all guaranties, lien priority agreements, security agreements, deeds of trust, mortgages, collateral assignments, subordination agreements, negative pledge agreements, loan agreements and title and casualty insurance policies); and (c) all instruments, documents, chattel papers, accounts, general intangibles, profits, income, surplus, money, credits, claims, demands and other property (real or personal) and revenues of any kind or character now or hereafter relating to, accruing or arising under or in respect of any of the foregoing, or paid, payable or otherwise distributed or distributable or transferred or transferrable to Debtor under, in connection with or otherwise in respect of any of the foregoing.

      (i) "TAX REFUNDS" means refunds or claims for refunds of any taxes at any time paid by Debtor to the United States of America, any state, city, county or any other governmental entity.

      (g) The phrase "UNIFORM COMMERCIAL CODE" means the Texas Business and Commerce Code, Section 1.01 ET SEQ., as amended.

      (h) Capitalized terms used herein and not defined herein shall have the meanings herein assigned to them in the Loan Agreement, respectively. Except as otherwise herein provided, all other terms used herein shall have the meanings assigned to them in Chapter 9 (or, absent definition in Chapter 9, in any other Chapter) of the Uniform Commercial Code.

      2. WARRANTIES, COVENANTS AND AGREEMENTS. Debtor warrants, covenants and agrees as follows:

      (a) The Equipment has been acquired (or will be acquired) for use primarily in the business of Debtor.

      (b) None of Collateral which is fixtures under applicable law is attached to any real property other than the real property described on EXHIBIT B attached hereto and incorporated herein by reference for all purposes. Debtor upon reasonable demand of Bank shall furnish Bank with consents or disclaimers filed by all persons having an interest in the real estate (including owners, mortgage holders and lessees) consenting to Bank's security interest and acknowledging its priority or disclaiming any interest in the Collateral. Debtor shall promptly notify Bank of any after-acquired Collateral which may be or become fixtures under applicable law.

      (c) Bank at its option may disburse loan proceeds directly to the seller of any Collateral to be acquired by Debtor with proceeds of loans from Bank; PROVIDED, that if at the time of any such disbursement no Default or Event of Default has occurred and is then continuing, Bank may make such direct disbursement only after giving advance oral or written notice to Debtor of its intent to make such disbursement.

      (d) Debtor shall (i) furnish to Bank, in such form and at such intervals as Bank may reasonably request, information to the extent required under the Loan Agreement adequate to identify the Inventory, its cost and location, and reports with respect to the acquisition and sale of Inventory, (ii) evidence to Bank, in such form and at such intervals as Bank may request, the account balances and the nature and extent of those Accounts Receivable in which Debtor has rights, the names and address of all account debtors and reports with respect to the payments on and aging of Accounts Receivable, (iii) keep adequate records of the Collateral and such other records as Bank shall determine to be necessary, and (iv) allow Bank to examine, inspect and make abstracts from, or copy, any of the Debtor's books and records (relating to the Collateral or otherwise and whether printed or in magnetic or other machine readable form), and to arrange for verification of Accounts Receivable directly with account debtors or by other methods (PROVIDED, that so long as no Default or Event of Default has occurred which is then continuing, Debtor shall not be required to arrange for verification of Accounts Receivable directly with account debtors or by other methods unless Bank shall have first given Debtor oral or written notice that such verification is being required by Bank).

      (e) Debtor shall at the reasonable request of Bank (i) mark its records and the Collateral to clearly indicate the security interest of Bank hereunder, and (ii) deliver to the Bank all accounting and other records pertaining to, and all writings evidencing, the Collateral or any portion thereof, together with all books, records and documents of the Debtor related thereto in whatever form kept by Debtor, whether printed, or in magnetic tape or discs or other machine readable form, and all forms, programs, software and other materials and instructions necessary or useful to the Bank in connection with such accounting and other records.

      (f) At the time any Collateral becomes subject to a security interest in favor of Bank, Debtor shall be deemed to have warranted that (i) Debtor is the lawful owner of such Collateral and has the right and authority to subject the same to a security interest in Bank; (ii) none of the Collateral is subject to any security interest other than that in favor of Bank, and there are no financing statements on file other than Permitted Liens; and (iii) Debtor acquired its rights in the Collateral in the ordinary course of its business.

      (g) On each occasion on which Debtor evidences to Bank the account balances on and the nature and extent of those Accounts Receivable in which Debtor has rights, Debtor shall be deemed to have warranted that (i) except as otherwise indicated, every Account Receivable so evidenced is valid and enforceable without performance by Debtor of any other act; (ii) the account balances so evidenced are in fact owing; and (iii) there are no setoffs, counterclaims or defenses against any such Account Receivable.

      (h) Debtor will keep the Collateral free at all times from any and all liens, security interests and encumbrances other than Permitted Liens. Except as expressly permitted under the Loan Agreement, Debtor will not, without the prior written consent of Bank, sell or lease, or permit or suffer to be sold, leased, all or any part of the Collateral, except in the ordinary course of its business. Bank or its agents or attorneys may at any and all reasonable times inspect the Collateral and may enter upon any and all premises where the same is kept or might be located (PROVIDED, that so long as no Event of Default has occurred which is then continuing, the Bank shall only take any such action with respect to inspection during normal business hours of Debtor and only after giving the Borrowers advance notice of the Bank's intent to do so. Debtor shall allow Bank to examine, inspect and make abstracts from, or copy, any of Debtor's books and records (relating to the Collateral or otherwise and whether printed or in magnetic or other machine-readable form) (PROVIDED, that so long as no Event of Default has occurred which is then continuing, the Bank shall only take any such action with respect to inspection during normal business hours of Debtor and only after giving the Borrowers advance notice of the Bank's intent to do so.

      (i) Debtor will do all acts and things, and will execute all writings reasonably requested by Bank to establish, maintain and continue the perfected and first security interest of Bank in the Collateral, and will promptly on demand pay all costs and expenses of filing and recording, including the costs of any searches deemed necessary by Bank to establish and determine the validity and the priority of Bank's security interest. With respect to any vehicle constituting a part of the Collateral, Debtor will take all steps necessary to effect upon the certificate of title to any such vehicle an indication of the security interest of Bank therein. As of the date hereof, all Collateral subject to certificate of title laws is described on EXHIBIT C attached hereto and incorporated herein by reference for all purposes.

      (j) Debtor will pay promptly and in the time that they can be paid without interest or penalty all taxes, assessments and similar posts and charges which are now, or hereafter during the effective period of this Agreement may become, a lien, charge or encumbrance upon any of the Collateral except to the extent contested in good faith and bonded in a manner satisfactory to

Bank. If Debtor fails to pay any such taxes, assessments or other charges as they become due, Bank shall have the option to do so and Debtor agrees to repay all amounts so expended by Bank immediately upon demand, together with interest at the Past Due Rate.

      (k) Debtor will keep the Collateral in good condition and shall safeguard and protect the same from loss, damage or deterioration from any cause whatsoever. Debtor has and will maintain at all times during the effective period of this Agreement with respect to the Collateral, insurance against fire and other risks customarily insured against by persons engaged in similar business to that of Debtor, in such amounts, containing such terms, in such form, for such purposes and written by such companies as may be reasonably satisfactory to Bank, naming Bank as "loss/payee," and Debtor will deliver to Bank evidence satisfactory to Bank that such insurance has been so procured. If Debtor fails to maintain satisfactory insurance, Bank shall have the option to do so and Debtor agrees to repay all amounts so expended by Bank immediately upon demand, together with interest at the Past Due Rate.

      (l) With respect to any Account Receivable evidenced to Bank pursuant to PARAGRAPH 2(D) of this Agreement, Debtor shall make or permit no modification, compromise or substitution for such contract except in the normal course of Debtor's business without the prior consent of Bank; PROVIDED that in no event shall Debtor take any action or a series of related actions which would or could materially adversely affect the value of the Collateral.

      (m) Debtor will reimburse Bank for all expenses, including, without limitation, reasonable attorney fees and legal expenses, incurred by Bank in seeking to collect the Indebtedness or any part thereof, in defending the priority of Bank's security interest or in pursuing any of its rights or remedies hereunder.

      (n) The Pledged Documents are in full force and effect and there is no agreement amending, modifying or rearranging the Pledged Documents or diminishing or impairing the liability of any person or entity primarily or secondarily obligated to make payment in respect of any of the Collateral (each a "COLLATERAL OBLIGOR") to perform fully its obligations in strict accordance with the writings creating or evidencing the obligation of such Collateral Obligor or diminishing or impairing the obligation of any endorser, guarantor or surety for or of any of the Pledged Documents to perform fully its obligations in strict accordance with the writings creating or evidencing the obligation of such endorser, guarantor or surety.

      (o) Debtor has heretofore obtained the written consent of all necessary parties, if any, required to be obtained under the Pledged Documents or otherwise to authorize the assignment, transfer, pledge of and the grant of the security interest in the Collateral evidenced by this Agree ment (promptly upon request by Bank, Debtor agrees to furnish to Bank copies of all executed original written consents, if any, as shall be required by Bank in connection with or arising out of the security interest granted hereby).

      (p) The Pledged Documents are the valid and legally binding obligations of the parties thereto, enforceable in accordance with their terms.

      (q) True, correct and complete copies of the Pledged Documents have heretofore been delivered to Bank.

      (r) No default or event of default on the part of Debtor or on the part of any Collateral Obligor or on the part of any other party to any of the Pledged Documents has occurred which is continuing.

      (s) Debtor will (i) perform or cause to be performed all of the terms, covenants and conditions on its part to be performed under the Pledged Documents; (ii) promptly notify Bank in writing of (x) the occurrence of any default in the observance or performance of any of the terms, covenants or conditions of the Pledged Documents; (y) the giving of any notice of any such default, and (z) the receipt of any written notice with respect to the Pledged Documents; and (iii) whenever reasonably required by Bank, at the sole cost and expense of Debtor, take all such action as may be so requested to enforce or secure the performance of any term, covenant or condition of the Pledged Documents and to exercise any right of Debtor under the Pledged Documents.

      (t) Without the prior written consent of Bank, Debtor will not (i) reduce or consent to the reduction of any payment or distribution required to be made to Debtor under the Pledged Documents; (ii) revise, alter, modify, amend or change the Pledged Documents in any material way, either orally or in writing or consent to any of the foregoing; or (iii) waive any material condition in respect of, or release any person with respect to, the Pledged Documents or the performance or observance of any material obligation or condition thereunder or consent to any of the foregoing.

      (u) It is expressly agreed that, anything herein contained to the contrary notwithstanding, Debtor shall remain liable under the Pledged Documents to perform all of its obligations thereunder, and Bank shall have no obligation or liability under the Pledged Documents by reason of or arising out of this Agreement, nor shall Bank be required or obligated by reason of this Agreement in any manner to perform or fulfill any obligation of Debtor under or pursuant to the Pledged Documents, or to make any payment, or to make any inquiry as to the nature or sufficiency of any payment received by it pursuant to or in connection with this Agreement.

3.    COLLECTION OF PROCEEDS.

      (a) Subject in any event to the last sentence of this PARAGRAPH 3(A), Debtor agrees to hold in trust for Bank all payments received on Accounts Receivable and from the sale of any Inventory, all rights by way of suretyship or guaranty which Debtor now has or may hereafter acquire to enforce payment of Accounts Receivable, and all rights in the nature of a mortgage, lien or security interest whereby Debtor may satisfy any Account Receivable out of property. Debtor agrees to collect and enforce payment of all Accounts Receivable until Bank shall direct Debtor to the contrary and, from and after such direction, Debtor agrees to fully and promptly cooperate and assist Bank (or any other person as Bank shall designate) in the collection and enforcement of all Accounts Receivable. Immediately upon notice to such effect to Debtor by Bank and at all times thereafter, Debtor agrees to (i) endorse to Bank and forthwith deliver to Bank all payments received by Debtor on Accounts Receivable or from the sale of any Inventory or arising from any other rights or interests of Debtor therein, in the form received by Debtor without commingling with any funds belonging to Debtor, and (ii) forthwith deliver to Bank all property in Debtor's possession or hereafter coming into Debtor's possession through enforcement of any such rights or interests.

      (b) Debtor authorizes Bank or any employee or agent thereof to endorse the name of Debtor upon any checks or other items which are received in payment of any Account Receivable or for any Inventory, and to do any and all things necessary in order to reduce the same to cash.

      (c) Bank shall have no duty as to the collection or protection of Collateral or the proceeds thereof, nor as to the preservation of any rights pertaining thereto, beyond the use of reasonable care in the custody and preservation of Collateral in the possession of Bank. Debtor agrees to take all steps necessary to preserve rights against prior parties with respect to Debtor's Property in the Possession of Bank.

4.    DEFAULTS, ENFORCEMENT AND APPLICATION OF PROCEEDS.

      (a) Upon the occurrence of any Event of Default (herein so called), Debtor shall be in default under this Agreement.

      (b) Upon the occurrence of any Event of Default, Bank may at its discretion and without prior notice to Debtor declare any or all of the Indebtedness to be immediately due and payable, and shall have and may exercise any one or more of the following rights and remedies:

            (i) exercise all the rights and remedies upon default, in foreclosure and otherwise, available to secured parties under the provisions of the Uniform Commercial Code and other applicable law;

            (ii) institute legal proceedings to foreclose upon and against the lien and security interest granted by this Agreement, to recover judgment for all amounts then due and owing as Indebtedness secured hereby and to collect the same out of any of the Collateral or the proceeds of any sale thereof;

            (iii) institute legal proceedings for the sale, under the judgment or decree of any court of competent jurisdiction, of any or all of the Collateral;

            (iv) personally or by agents or attorneys, enter upon any premises where the Collateral or any part thereof may then be located, and take possession of all or any part thereof and/or render it unusable; and without being responsible for loss or damage to such Collateral (except for a loss or damage caused by the willful misconduct or gross negligence of Bank or any agent or attorney thereof),

                  (A) hold, store, and keep idle, or lease, operate, remove or otherwise use or permit the use of the Collateral or any part thereof, for such time and upon such terms as Bank may in its sole and complete discretion deem to be in its own best interest, and demand, collect and retain all hire, earnings and other sums due and to become due in respect of the same from any party whomsoever, accounting only for net earnings, if any (unless the Collateral is retained in satisfaction of the Indebtedness, in which case no accounting will be necessary), arising from such use (which net earnings shall be applied against the Indebtedness and charged against all receipts from the use of the same or from the sale thereof, by court proceedings or pursuant to SUBPARAGRAPH (B) below, all other costs, expenses, charges, damages and other losses resulting from such use).

                  (B) sell, lease, dispose of, or cause to be sold, leased or disposed of, all or any part of the Collateral at one or more public or private sales, leasings or other dispositions, at such places and times and on such terms and conditions as Bank may deem fit, without any previous demand or advertisement but with reasonable notification to Debtor of any such sale, lease or other disposal; and except as herein provided, all notice of sale, lease or other disposition, and advertisement, and other notice or demand, any right or equity of redemption, and any obligation of a prospective purchaser or lessee to inquire as to the power and authority of Bank to sell, lease or otherwise dispose of the Collateral or as to the application by Bank of the proceeds of sale or otherwise, which would otherwise be required by, or available to Debtor under, applicable law are hereby expressly waived by Debtor to the fullest extent permitted by such law.

At any sale pursuant to this PARAGRAPH 4(B), whether under the power of sale or by virtue of judicial proceedings, it shall not be necessary for Bank or a public officer under order of a court to have present physical or constructive possession of the Collateral to be sold. The recitals contained in any conveyances and receipts made and given by Bank or such public officer to any purchaser at any sale made pursuant to this Agreement shall, to the extent permitted by applicable law, conclusively, establish the truth and accuracy of the matters therein stated (including, without limiting the generality of the foregoing, the amounts of the principal of and interest on the Indebtedness, the accrual and nonpayment thereof and advertisement and conduct of such sale in the manner provided herein and by applicable law); and all prerequisites to such sale shall be presumed to have been satisfied and performed. Upon any sale hereunder of any of the Collateral or any interest therein, the receipt of the officer making such sale under judicial proceedings or of Bank shall be sufficient discharge to the purchaser for the purchase money, and such purchaser shall not be obligated to see the application thereof. Any sale hereunder of any of the Collateral or any interest therein shall forever be a perpetual bar against Debtor with respect to such Collateral.

            (v) In addition, the Bank may foreclose this Agreement by executory process subject to, and on the terms and conditions required or permitted by, applicable law, and shall have the right to appoint a keeper of the Collateral. Debtor acknowledges the Indebtedness, whether now existing or to arise hereafter, and for Debtor, Debtor's heirs, devisees, personal representatives, successors and assigns, hereby confesses judgment for the full amount of the

Indebtedness, in favor of the Bank. Debtor further agrees that the Bank may cause all or any part of the Collateral to be seized and sold after due process of law, the Debtor waiving the benefit of all laws or parts of laws relative to the appraisement of properties seized and sold under executory process or other legal process, and consenting that all or any part of the Collateral may be sold without appraisement, either in its entirety or in lots and parcels, as the Bank may determine, to the highest bidder for cash or on such terms as the plaintiff in such proceedings may direct. Debtor hereby waives (i) the benefit of appraisement provided for in articles 2332, 2336, 2723, and 2724 of the Louisiana Code of Civil Procedure and all other laws conferring the same; (ii) the demand and three (3) days' notice of demand as provided in articles 2639 and 2721 of the Louisiana Code of Civil Procedure; (iii) the notice of seizure provided for in articles 2293 and 2721 of the Louisiana Code of Civil Procedure;
(iv) the three (3) days delay provided for in articles 2331 and 2722 of the Louisiana Code of Civil Procedure; and (v) all other laws providing rights of notice, demand, appraisement, or delay. Debtor expressly authorizes and agrees that the Bank shall have the right to appoint a keeper of the Collateral pursuant to the terms and provisions of La. R.S. 9:5131 ET SEQ. and La. R.S. 9:5136 ET SEQ., which keeper may be the Bank, any agent or employee thereof, or any other person, firm, or corporation. Compensation for the services of the keeper is hereby fixed at five percent (5%) of the amount due or sued for or claimed or sought to be protected, preserved, or enforced in the proceeding for the recognition or enforcement of this Agreement and shall be secured by the liens and security interests of this Agreement.

      (c) Upon the occurrence of any Event of Default and so long as it is continuing, Debtor shall at any time at the request of Bank, notify the account debtors or obligors of the security interest of Bank in any Accounts Receivable and direct payment thereof to Bank. Bank may, itself, upon the occurrence of any Event of Default, so notify and direct any such account debtor or obligor and may take control of any proceeds to which it may be entitled hereunder.

      (d) The proceeds of any sale or other disposition of Collateral authorized by this Agreement or the Loan Agreement shall be applied by Bank first upon all expenses authorized by the Uniform Commercial Code and all reasonable attorney fees and legal expenses incurred by Bank; the balance of the proceeds of such sale or other disposition shall be applied in the payment of the Indebtedness, first to interest, then to principal; and the surplus, if any, shall be paid over to Debtor or to such other person or persons as may be entitled thereto under applicable law. Debtor shall remain liable for any deficiency which it shall pay to Bank immediately upon demand.

      (e) Nothing herein contained is intended, nor should it be construed, to preclude Bank from pursuing any other remedy provided by law for the collection of the Indebtedness or any portion thereof, or for the recovery of any other sum to which Bank may be or become entitled for the breach of this Agreement by Debtor, nor shall anything contained herein reduce in any way any rights of Bank contained in any existing agreement between Debtor and Bank.

      (f) No waiver of default shall be effective unless in writing signed by an officer of Bank, and no waiver of any default or forbearance on the part of Bank in enforcing any of its rights under this Agreement shall operate as a waiver of any other default or of the same default on a future occasion or of any such right.

      (g) Debtor hereby irrevocably appoints Bank (which appointment is coupled with an interest) the true and lawful attorney of Debtor (with full power of substitution) in the name, place and stead of, and at the expense of, Debtor:

            (i) to demand, receive, sue for and give receipts or acquittances for any moneys due or to become due on any Account Receivable;

            (ii) with respect to any Collateral, to assent to any or all extensions or postponements of the time of payment thereof or any other indulgence in connection therewith, to the substitution, exchange or release of Collateral, to the addition or release of any party primarily or secondarily liable, to the acceptance of partial payments thereon and the settlement, compromise or adjustment thereof, all in such manner and at such time or times as Bank shall deem advisable;

            (iii) to make all necessary transfers of all or any part of the Collateral in connection with any sale, lease or other disposition made pursuant hereto;

            (iv) to execute and deliver for value all necessary or appropriate bills of sale, assignments and other instruments in connection with any such sale, lease or other disposition, Debtor hereby ratifying and confirming all that it said attorney (or any substitute) shall lawfully do hereunder and pursuant hereto. Nevertheless, if so requested by Bank or a purchaser or lessee, Debtor shall ratify and confirm any sale, lease or other disposition by executing and delivering to Bank or such purchaser or lessee all proper bills or sale, assignments, releases, leases and other instruments as may be designated in any such request;

            (v) upon the occurrence of an Event of Default, to establish a United States Post Office Box in the name of Debtor but under the exclusive custody and control of Bank; to direct all parties obligated on any Account Receivable to make all payments due and to become due thereon to the United States Post Office Box established by Bank in the name of Debtor or to make said payments directly to Bank; to direct the Postmaster of the United States Post Office to forward to the Bank all mail addressed to the Debtor or to hold all mail addressed to Debtor at the Post Office until an officer or employee of the Bank shall request possession of same; to open and dispose of all mail, howsoever received by Bank, addressed to Debtor; and to endorse any item, howsoever received by Bank, representing any payment on or other proceeds or products of the Collateral; and

            (vi) to execute and file in the name of and on behalf of Debtor all financing statements or other filings deemed necessary or desirable by Bank to evidence or perfect the security interests herein granted.

      (h) Upon the occurrence of an Event of Default, Debtor also agrees, upon request of Bank, to assemble the Collateral and make it available to Bank at any place designated by Bank which is reasonably convenient to Bank and Debtor.

5.    MISCELLANEOUS.

      (a) THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

      (b) This Agreement shall be terminated only by the filing of a termination statement in accordance with the applicable provisions of the Uniform Commercial Code. Until terminated, the security interest hereby created shall continue in full force and effect and shall secure and be applicable to all advances now or hereafter made by Bank to Debtor whether or not Debtor is indebted to Bank immediately prior to the time of any such advance.

      (c) This Agreement and all the rights and remedies of Bank herein shall inure to the benefit of Bank's successors and assigns and to any other holder who derives from Bank title to or an interest in the Indebtedness or any portion thereof, and shall bind Debtor and the heirs, representatives, successors and assigns of Debtor.

      (d) If there is more than one Debtor, all undertakings, warranties and covenants made by Debtor and all rights, powers and authorities given to or conferred upon Bank shall be made or given jointly and severally.

      (e) Notwithstanding any limitation contained herein, after the occurrence of an Event of Default, any Indebtedness owing from Bank to Debtor can be set off and applied by Bank on any Indebtedness at any time and from time to time either before or after maturity or demand upon or notice to anyone. Bank shall give notice to Debtor as soon as practicable of the occurrence of any such off set; PROVIDED, that the failure to do so shall in no way impair, invalidate or waive any such off set.

      (f) Bank assumes no duty of performance or other responsibility under any contracts contained within the Collateral.

      (g) In the event that any mandatory requirement of applicable law shall obligate Bank to give prior notice to Debtor of any action to be taken hereunder, Debtor hereby agrees that a written notice given to it at least ten
(10) Business Days before the date of any such act shall be deemed to be reasonable notice of such act and, specifically, reasonable notification of the time after which any private sale, lease or other disposition intended to be made hereunder is to be made, unless a shorter notice period is reasonable under the circumstances. A notice shall be deemed to be given when delivered to Debtor or when placed in an envelope addressed to Debtor and deposited, with postage thereon prepaid, in a post office or official depository under the exclusive care and custody of the United States Postal Service. The mailing shall be registered, certified first class mail.

      (h) Debtor and Bank hereby irrevocably waive the right to trial by jury with respect to any and all actions or proceedings at any time in which Debtor and Bank are parties whether such actions or proceedings arise out of this Agreement or otherwise.

      (i) A carbon, photographic or other reproduction of this Agreement shall be sufficient as a financing statement under the Uniform Commercial Code and may be filed by Bank as such in any filing office.

      (j) Debtor agrees that Bank has no obligation to preserve rights to the Collateral against prior parties or to marshall any Collateral for the benefit of Debtor or any other third party.

      (k) To the extent that the terms and conditions of this Agreement are inconsistent with the Loan Agreement, the terms and conditions of the Loan Agreement shall control.

6. STATEMENTS OF BUSINESS NAME, RESIDENCE AND LOCATION OF COLLATERAL. Debtor warrants, covenants and agrees as follows:

      (a) Debtor's chief executive office (or, if only one, Debtor's place of business) is located in Harris County, State of Texas. The mailing address is 910 Travis Street, Suite 2130, Houston, Texas 77002.

      (b) Until Bank is advised in writing by Debtor to the contrary, all notices, requests and demands required hereunder or by law shall be given to, or made upon, Debtor at the address indicated in PARAGRAPH 6(A).

      (c) The Collateral will be kept at the address of Debtor shown in PARAGRAPH 6(A) and as described on ANNEX I attached hereto and incorporated herein by reference for all purposes.

      (d) Debtor will give Bank prompt written notice of any change in Debtor's name, identity or corporate structure and/or any of the above addresses.

      EXECUTED and delivered this 5th day of December, 1996.


                                    DEBTOR:

                                    HERLIN INDUSTRIES, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER

                                    CATALYST ENERGY SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER

                                    MANIFOLD VALVE SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT


                                    COMPRESSOR DYNAMICS, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT


                                    BANK:

                                    COMERICA BANK - TEXAS, a Texas banking
                                    corporation

                                    By:  MARK H. METCALFE, VICE PRESIDENT

ATTACHMENTS:

Exhibit A - Collateral
Exhibit B - Real Property
Exhibit C - Certificate of Title Property

ANNEX I - Collateral Location

                                   EXHIBIT A

                           DESCRIPTION OF COLLATERAL

This Security Agreement covers the following types (or items) of property of the Debtor, including, without limitation, all proceeds of any insurance policies covering all or any part of such property:

                  (A) ACCOUNTS. All of the accounts of the Debtor (including, without limitation, all notes, notes receivable, drafts, acceptances, and similar instruments and documents) both now owned and hereafter acquired, together with (i) all cash and non-cash proceeds thereof and (ii) all returned, rejected or repossessed goods, the sale or lease of which shall have given or shall give rise to an account and all cash and non-cash proceeds and products of all such goods.

                  (B) CHATTEL PAPER. All of the chattel paper of the Debtor both now owned and hereafter existing, acquired or created, together with (i) all moneys due and to become due thereunder, (ii) all cash and non-cash proceeds thereof, (iii) all returned, rejected or repossessed goods, the sale or lease of which shall have given rise to chattel paper, and all cash and non-cash proceeds and products of all such goods, and (iv) all property and goods both now owned and hereafter acquired by the Debtor which are sold, leased, secured, serve as security for, are the subject of, or otherwise covered by, the chattel paper of the Debtor, together with all rights incident to such property and goods and all cash and non-cash proceeds thereof.

                  (C) CONTRACT RIGHTS. All of the contract rights of the Debtor, both now owned and hereafter acquired, together with all cash and non-cash proceeds and products thereof.

                  (D) INVENTORY. All of the inventory of the Debtor, both now owned or hereafter acquired, and as the same may now or hereafter from time to time be constituted together with all cash and non-cash proceeds and products thereof.

                  (E) GENERAL INTANGIBLES. All of the general intangibles of the Debtor (including, without limitation, all books and records, things in action, contractual rights, tax returns and refunds, goodwill (including all goodwill of the Debtor's business symbolized by, and

                                     (1)
                        associated with, any and all trademarks, trade names, copyrights, and/or service marks, literary rights, rights to performance, copyrights, trademarks, and patents) and any and all liens in favor of Debtor against goods in the possession of Debtor with respect to which Debtor has contracted for the storage or transportation thereof and/or has issued a warehouse receipt (as defined in the Uniform Commercial Code as adopted by the State of Texas), or the proceeds thereof, which liens secure amounts owed to Debtor for the storage or transportation of such goods (including demurrage and terminal charges), insurance, labor, or any other charges related to such goods, including expenses necessary for the preservation of such goods or expenses reasonably incurred in their sale, whether such liens arise by agreement or by operation of law, both now owned or hereafter acquired, together with all cash and non-cash proceeds and products thereof.

      EQUIPMENT. All of the equipment and fixtures of the Debtor (including, without limitation, all equipment, furniture and fixtures), both now owned and hereafter acquired, together with (i) all additions, parts, fittings, accessories, special tools, attachments, and accessions now and hereafter affixed thereto and/or used in connection therewith, (ii) all replacements thereof and substitutions therefor, and (iii) all cash and non-cash proceeds and products thereof.

Proceeds and products of the collateral are also covered.

                                     (2)

                                   EXHIBIT B


                                    [None]

                                   EXHIBIT C

                                    [None]

                                    ANNEX I

                              COLLATERAL LOCATION

                                                                       EXHIBIT 7
                           NOTICE OF ENTIRE AGREEMENT

      THIS NOTICE OF ENTIRE AGREEMENT, THE DOCUMENTS DESCRIBED ON EXHIBIT A ATTACHED HERETO AND ALL OTHER LOAN PAPERS RELATED THERETO EXECUTED SUBSTANTIALLY CONCURRENTLY HEREWITH TOGETHER CONSTITUTE A WRITTEN LOAN AGREEMENT WHICH REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES HERETO AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

      This document may be executed in several counterparts, and by the parties hereto in separate counterparts, and each counterpart, when executed and delivered, shall constitute an original agreement enforceable against all who signed it without production of or accounting for any other counterpart, and all separate counterparts shall constitute the same agreement.

      Each of the undersigned agrees that if any of the foregoing provisions shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions will not be affected or impaired.

      EXECUTED as of the 5th day of December, 1996.


                                    HERLIN INDUSTRIES, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER


                                    CATALYST ENERGY SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER

                                    MANIFOLD VALVE SERVICES, INC., a
                                    Delaware corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT


                                    COMPRESSOR DYNAMICS, INC., a Delaware
                                    corporation

                                    By:  RANDOLPH W. HERRING, VICE
                                          PRESIDENT


                                    COMERICA BANK-TEXAS, a Texas banking
                                      corporation

                                    By:  MARK H. METCALFE , VICE
                                          PRESIDENT

                                   EXHIBIT A

     1. Loan Agreement of even date herewith by and among Herlin Industries, Inc., Catalyst Energy Services, Inc., Manifold Valve Services, Inc., and Compressor Dynamics, Inc., each a Delaware corporation, and Comerica Bank-Texas, a Texas banking corporation.

     2. The other "Loan Documents", as defined in the Loan Agreement, executed and delivered substantially contemporaneously herewith.

                                        3

                                                                       EXHIBIT 8

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAW AND MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER, OR IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER, THE SECURITIES ACT AND IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS.

THIS NOTE IS SUBJECT TO THE TERMS OF THAT CERTAIN SUBORDINATION AGREEMENT DATED AS OF THE DATE HEREOF AMONG THE HOLDER (AS DEFINED BELOW), CATALYST ENERGY SERVICES, INC., MANIFOLD VALVE SERVICES, INC., COMPRESSOR DYNAMICS, INC. AND COMERICA BANK-TEXAS.

                             HERLIN INDUSTRIES, INC.
                               10% Promissory Note


$3,000,000                       Houston, Texas                 December 5, 1996

        Herlin Industries, Inc., a Delaware corporation (hereinafter called the "Company," which term includes any directly or indirectly controlled subsidiaries or successor entities), for value received, hereby promises to pay to St. James Capital Partners, L.P., a Delaware limited partnership (hereinafter called "Holder"), or its registered assigns, the principal sum of Three Million Dollars ($3,000,000), together with accrued interest on the amount of such principal sum, payable in accordance with the terms set forth below.


                                    ARTICLE I

                                   DEFINITIONS

        For all purposes of this Note, except as otherwise expressly provided or unless the context otherwise requires: (i) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular; (ii) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles as promulgated from time to time by the Association of Independent Certified Public Accountants; and (iii) the words "herein" and "hereof" and other words of similar import refer to this Note as a whole and not to any particular Article, Section or other subdivision.

        "BOARD OF DIRECTORS" means the board of directors of the Company as elected from time to time or any duly authorized committee of that board.

        "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in Houston, Texas are authorized or obligated by law or executive order to be closed.

        "COMMON STOCK" means shares of common stock, par value $.01 per share, of the Company.

        "DEFAULT" means any event which is, or after notice or passage of time would be, an Event of Default.

        "EVENT OF DEFAULT" has the meaning specified in Section 3.01.

        "INDEBTEDNESS" of any Person means all indebtedness of such Person, whether outstanding on the date of this Note or hereafter created, incurred, assumed or guaranteed, (i) for the principal of, premium on and interest on all debts of the Person whether outstanding on the date of this Note or thereafter created for money borrowed by such Person (including capitalized lease obligations), money borrowed by others (including capitalized lease obligations) and guaranteed, directly or indirectly, by such Person, or purchase money indebtedness, or indebtedness secured by property ("Purchase Money Indebtedness") at the time of the acquisition of such property by such Person, for the payment of which the Person is directly or contingently liable; (ii) for all accrued obligations of the Person in respect of any contract, agreement or instrument imposing an obligation upon the Person to pay over funds; (iii) for all trade debt of the Person; and (iv) for all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the indebtedness referred to in (i), (ii) or (iii) above.

        "MATURITY DATE", when used with respect to the Note means December 5, 1997 (or such earlier date upon which the Note becomes due and payable).

        "NOTE" means this 10% Promissory Note in the original principal amount of $3,000,000.

        "OUTSIDE FINANCING" shall be defined as (i) any transaction where the Company sells or transfers its equity or debt securities for cash whether in public or private offerings and (ii) any financing from a bank or other entity acting as a financial institution made to the Company or any Subsidiary other than pursuant to the existing credit facility with Comerica Bank-Texas on the date hereof (but not to any increases in such facility).

        "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "SIGNIFICANT SUBSIDIARY" means at any time, any Subsidiary of the Company that constitutes a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 of Regulation S-X under the Securities Act of 1933, as amended.

        "SUBSIDIARY" means a corporation or other entity in which more than 50% of the outstanding voting stock or equity interests is owned or controlled, directly or indirectly, by the

Company or any combination of the Company and one or more other Subsidiaries. For the purposes of this definition, "VOTING STOCK" means stock or other interests which ordinarily has voting power for the election of directors, and equity interests means the right to receive the profits of the entity, when disbursed, or the assets of the entity upon liquidation or dissolution.

                                   ARTICLE II

                                    PAYMENTS

        Section 2.01. INTEREST. From the date of this Note through the Maturity Date, interest shall accrue hereunder on the unpaid outstanding principal sum of this Note at a rate equal to 10% per annum calculated on the basis of a 360-day year. All past due amounts of principal and interest shall bear interest at 15% per annum calculated on the basis of a 360-day year until paid.

        Section 2.02. PAYMENT OF PRINCIPAL AND INTEREST. Subject to Section 2.03 hereof, the principal and unpaid interest of this Note shall be due and payable in full on the Maturity Date.

        Section 2.03. PREPAYMENTS. At any time before the Maturity Date, the Company may prepay all or any part of this Note without penalty in whole or in part, upon five days' prior written notice given to Holder pursuant to Section 5.05; provided that this Note shall be mandatorily prepaid upon the closing of an Outside Financing, such prepayment to be in an amount equal to the net proceeds received by the Company or any Subsidiary from such Outside Financing but not to exceed the then outstanding principal and accrued and unpaid interest on this Note. All payments made under this Note shall be applied first to accrued interest, and the balance, if any, to principal; provided, however, that interest shall accrue under any remaining principal balance and shall be payable at the rate provided above.

        Section 2.04. MANNER OF PAYMENT UPON MATURITY. At maturity, payment of principal and interest on this Note will be made by delivery of checks to Holder at its address as set forth in this Note or wire transfers pursuant to instructions from Holder. If the date upon which the payment of principal and interest is required to be made pursuant to this Note occurs other than on a Business Day, then such payment of principal and interest shall be made on the next occurring Business Day following said payment date and shall include interest through said next occurring Business Day.


                                   ARTICLE III

                                    REMEDIES

        Section 3.01. EVENTS OF DEFAULT.  An "Event of Default" occurs if:

               A. the Company defaults in the payment or a mandatory prepayment of the principal or interest of the Note when such principal or interest becomes due and payable; or

               B. any representation or warranty made by the Company in the Purchase Agreement, the Stockholders Agreement, the Registration Rights Agreement, this Note or in any certificate furnished by the Company in connection with the consummation of the transactions contemplated hereby or thereby, is untrue in any material respect as of the date of making thereof; or

               C. the Company or any Significant Subsidiary defaults in the payment when due (whether by lapse of time, by declaration, by call for redemption or otherwise) of the principal of or interest on any Indebtedness of the Company or any Significant Subsidiary (other than the Indebtedness evidenced by the Note or good-faith disputes with trade creditors) having an aggregate principal amount in excess of $50,000 and such default remains uncured for a period of 15 days; or

               D. a court of competent jurisdiction enters a final and non-appealable judgment or judgments against the Company or any Significant Subsidiary or any property or assets of the Company or any Significant Subsidiary for the payment of money aggregating $50,000 or more in excess of applicable insurance coverage; or

               E. a court of competent jurisdiction enters (i) a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company or any Significant Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of the property of the Company or any Significant Subsidiary or ordering the winding up or liquidation of the affairs of the Company or any Significant Subsidiary; or

               F. the Company or any Significant Subsidiary: (i) commences a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent; (ii) files a petition, answer or consent seeking reorganization or similar relief under any applicable federal or state law; (iii) makes an assignment for the benefit of creditors; or (iv) admits in writing its inability to pay its debts generally as they become due; or

               G. the Company or any Significant Subsidiary (i) merges or consolidates with or into any other Person, unless the Company is the surviving or acquiring party; or (ii) the Company or any Significant Subsidiary dissolves or liquidates; or (iii) the Company or any Significant Subsidiary sells all or any substantial portion of its assets.

        Section 3.02. ACCELERATION OF MATURITY. This Note and all accrued interest shall (i) automatically become immediately due and payable if an Event of Default described in Sections 3.01E, 3.01F or 3.01G occurs, and (ii) become immediately due and payable at the option of the Holder in its sole discretion if any other Event of Default occurs.

                                   ARTICLE IV

                                    COVENANTS

        The Company covenants and agrees that, so long as this Note is outstanding:

        Section 4.01. PAYMENT OF PRINCIPAL AND ACCRUED INTEREST. The Company will duly and punctually pay or cause to be paid the principal sum of this Note, together with interest accrued thereon from the date hereof to the date of payment, in accordance with the terms hereof.

        Section 4.02. CORPORATE EXISTENCE. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise if it shall reasonably determine that the preservation thereof is no longer desirable in the conduct of its business.

        Section 4.03. TAXES; CLAIMS; ETC. The Company will, and will cause each Subsidiary to, promptly pay and discharge all lawful taxes, assessments, and governmental charges or levies imposed upon it or upon its income or profits, or upon any of its properties, real, personal, or mixed, before the same shall become in default, as well as all lawful claims for labor, materials, and supplies or otherwise which, if unpaid, might become a lien or charge upon such properties or any part thereof, and which lien or charges will have a material adverse effect on the business of the Company; PROVIDED, however, that neither the Company nor any Subsidiary shall not be required to pay or cause to be paid any such tax, assessment, charge, levy, or claim prior to institution of foreclosure proceedings if the validity thereof shall concurrently be contested in good faith by appropriate proceedings and if the Company shall have established reserves deemed by the Company adequate with respect to such tax, assessment, charge, levy, or claim.

        Section 4.04. MAINTENANCE OF EXISTENCE AND PROPERTIES. The Company will, and will cause each Subsidiary to, keep its material properties in good repair, working order, and condition, ordinary wear and tear excepted, so that the business carried on may be properly conducted at all times in accordance with prudent business management.

        Section 4.05. COMPANY REPORTS. The Company will deliver to the Holder within 20 days after the end of each preceding month a copy of its unaudited financial statements, which shall include a balance sheet, an income statement and a statement of cash flow, together with a certificate from the President of the Company that such financial statements are true and correct and are in accordance with the books and records of the Company and present fairly the financial condition of the Company as of the dates, and for the periods indicated and have been prepared in accordance with generally accepted accounting principles consistently applied. As soon as available and in any event within 100 days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its consolidated Subsidiaries as of the end of such fiscal year and the related consolidated statements of income and cash flow for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported by the Company substantially in accordance with generally accepted accounting principles consistently applied and audited by independent public accountants.

        Section 4.06. NOTICE OF DEFAULTS. The Company will promptly notify the Holder in writing of the occurrence of (i) any Event of Default under this Note, and (ii) any event of default (or if any event of default would result upon any payment with respect to this Note) with respect to any Indebtedness as such event of default is defined therein or in the instrument under which it is outstanding, permitting holders to accelerate the maturity of such Indebtedness.

        Section 4.07. MERGERS AND ACQUISITIONS. Without the consent of the Holder, the Company or any Subsidiary will not dissolve, liquidate, consolidate or merge with or sell or transfer all or a substantial portion of its assets to any Person.

        Section 4.08. COMPLIANCE WITH LAWS. The Company will promptly comply with all laws, ordinances and governmental rules and regulations to which it is subject.

                                    ARTICLE V

                                  MISCELLANEOUS

        Section 5.01. COLLECTION FEES. If this Note is placed in the hands of an attorney for collection, and if it is collected through any legal proceedings at law or in equity or in bankruptcy, receivership or other court proceedings, the Company hereby undertakes to pay all costs and expenses of collection including, but not limited to, court costs and the reasonable attorney's fees of Holder.

        Section 5.02. CONSENT TO AMENDMENTS. This Note may be amended, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, if and only if the Company shall obtain the written consent to such amendment, action or omission to act from the holders of a majority of the aggregate principal amount of the Note.

        Section 5.03. BENEFITS OF NOTE. Nothing in this Note, express or implied, shall give to any Person, other than the Company, Holder, and their successors any benefit or any legal or equitable right, remedy or claim under or in respect of this Note.

        Section 5.04. SUCCESSORS AND ASSIGNS. All covenants and agreements in this Note contained by or on behalf of the Company and the Holder shall bind and inure to the benefit of the respective successors and assigns of the Company and the Holder.

        Section 5.05. RESTRICTIONS ON TRANSFER. Subject to the provisions of this Section, this Note is transferable in the same manner and with the same effect as in the case of a negotiable instrument payable to a specified person.

        Section 5.06. NOTICE; ADDRESS OF PARTIES. Any notice, request, instruction, correspondence or other document to be given hereunder by any party to another shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or mailed by certified mail, postage prepaid and return receipt requested, or by telecopier, as follows:

                      If to the Company, addressed to:

                      Herlin Industries, Inc.
                      910 Travis, Suite 2130
                      Houston, Texas 77002
                      Attention: President
                      Telecopy: (713) 659-1799

                      If to Holder, addressed to:

                      St. James Capital Partners, L.P.
                      c/o St. James Capital Corp.
                      5599 San Felipe, Suite 301
                      Houston, Texas 77056
                      Attention: John L. Thompson
                      Telecopy: (713) 993-4698

        Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by telecopier shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient's normal business hours, or at the beginning of the recipient's next business day after receipt if not received during the recipient's normal business hours. All notices by telecopier shall be confirmed promptly after transmission in writing by certified mail or personal delivery. Any party may change any address to which notice is to be given to it by giving Notice as provided above of such change of address.


        Section 5.07. SEVERABILITY CLAUSE. In case any provision in this Note shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions in such jurisdiction shall not in any way be affected or impaired thereby; provided, however, such construction does not destroy the essence of the bargain provided for hereunder.

        Section 5.08. GOVERNING LAW. This Note shall be governed by, and construed in accordance with, the internal laws of the State of Delaware (without regard to principles of choice of law).

        Section 5.09. USURY. It is the intention of the parties hereto to conform strictly to the applicable laws of the State of Delaware and the United States of America, and judicial or administrative interpretations or determinations thereof regarding the contracting for, charging and receiving of interest for the use, forbearance, and detention of money (referred to as "Applicable Law"). The Holder shall have no right to claim, to charge or to receive any interest in excess of the maximum rate of interest, if any, permitted to be charged on that portion of the amount representing principal which is outstanding and unpaid from time to time by Applicable Law. Determination of the rate of interest for the purpose of determining whether this Note is usurious under Applicable Law shall be made by amortizing, prorating, allocating and spreading in equal parts during the period of the actual time of this Note, all interest or other sums deemed to be interest (referred to in this Section as "Interest") at any time contracted for, charged or received from the Company in connection with this Note. Any Interest contracted for, charged or received in excess of the maximum rate allowed by Applicable Law shall be deemed a result of a mathematical error and a mistake. If this Note is paid in part prior to the end of the full stated term of this Note and the Interest received for the actual period of existence of this Note exceeds the maximum rate allowed by Applicable Law, Holder shall credit the amount of the excess against any amount owing under this Note or, if this Note has been paid in full, or in the event that it has been accelerated prior to maturity, Holder shall refund to the Company the amount of such excess, and shall not be subject to any of the penalties provided by Applicable Law for contracting for, charging or receiving Interest in excess of the maximum rate allowed by Applicable Law. Any such excess which is unpaid shall be canceled.

        IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed on the date first above written.


                                    HERLIN INDUSTRIES, INC.

                                    _______________________________
                                    Randolph W. Herring, President

                                                                       EXHIBIT 9
                         AGREEMENT OF PURCHASE AND SALE

        This Agreement of Purchase and Sale (the "Agreement"), is made and entered into as of December 5, 1996, by and among Herlin Industries, Inc., a Delaware corporation (the "Seller"), St. James Capital Partners, L.P., a Delaware limited partnership (the "St. James"), Randolph W. Herring, an individual and resident of Texas ("Herring"), and Kevin J. Millin, an individual and resident of Texas ("Millin") and sets forth the terms and conditions of the sale and purchase of certain securities of Seller. For purposes of this Agreement, St. James, Herring and Millin are referred to collectively as the "Purchasers."

        WHEREAS, Seller desires to issue and sell to St. James, and St. James desires to purchase and accept from Seller, a $3,000,000 10% Promissory Note, substantially in the form attached hereto as EXHIBIT A (the "Note") and 40,000 newly issued shares (the "St. James Shares") of common stock, $0.01 par value, of Seller (the "Common Stock"), on the terms and subject to the conditions set forth herein.

        WHEREAS, Seller desires to issue and sell to Herring and Herring desires to purchase and accept from Seller, 4,500 newly issued shares (the "Herring Shares") of Common Stock.

        WHEREAS, Seller desires to issue and sell to Millin and Millin desires to purchase and accept from Seller, 4,500 newly issued shares (the "Millin Shares") of Common Stock.

        WHEREAS, for purposes of this Agreement, the Note, the St. James Shares, the Herring Shares and the Millin Shares are collectively referred to as the "Securities."

        WHEREAS, Seller and Purchasers desire to make certain representations, warranties and agreements in connection with the purchase and sale of the Securities contemplated hereby.

        WHEREAS, Seller and Purchasers, among other matters, desire to restrict the manner in which the stockholders of Seller may transfer their shares of Common Stock, which restrictions shall be set forth in the Stockholders Agreement attached hereto as EXHIBIT B (the "Stockholders Agreement").

        WHEREAS, of even date herewith, Seller, St. James, Catalyst Energy Services, Inc., Manifold Valve Services, Inc., Compressor
Dynamics, Inc. and Comerica Bank-Texas are entering into a Subordination Agreement attached hereto as EXHIBIT C (the
"Subordination Agreement").

        WHEREAS, Seller desires to grant to Purchasers certain registration rights with respect to the Shares, which registration rights shall have the terms and be subject to the conditions set forth in the Registration Rights Agreement attached hereto as EXHIBIT D (the "Registration Rights Agreement"; this Agreement, the

Note, the Stockholders Agreement, the Registration Rights Agreement and the Subordination Agreement are collectively referred to as the "Transaction Documents").

        NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein, the parties agree as follows:

                                    ARTICLE I

                                PURCHASE AND SALE

        1.1 PURCHASE AND SALE OF THE SECURITIES. Subject to the terms of this Agreement, Seller agrees to and does hereby issue, sell and deliver the Securities to Purchasers at the Closing (as defined herein), and Purchasers agree to and do hereby purchase and accept the Securities from Seller.

        1.2 CONSIDERATION FOR PURCHASE OF THE NOTE. Subject to the terms of this Agreement, St. James hereby agrees to pay to Seller at Closing, by check or wire transfer to the account of Seller, $3,000,000, as the consideration for the purchase of the Note (the "Note Consideration").

        1.3 CONSIDERATION FOR PURCHASE OF THE ST. JAMES SHARES. Subject to the terms of this Agreement, St. James hereby agrees to pay to Seller at Closing, by check or wire transfer to the account of Seller, $799,150, plus the contribution to capital of the principal and all accrued interest under the $200,000 Demand Promissory Note dated November 18, 1996, issued by Seller in favor of St. James, as the consideration for the purchase of the St. James Shares (the "St. James Shares Consideration"; the Note Consideration and the St. James Shares Consideration are collectively referred to as the "St. James Consideration").

        1.4 CONSIDERATION FOR THE HERRING SHARES. Subject to the terms of this Agreement, Herring hereby agrees to pay to Seller at Closing, by check or wire transfer to the account of Seller, $249,500, as the consideration for the purchase of the Herring Shares (the "Herring Consideration").

        1.5 CONSIDERATION FOR THE MILLIN SHARES. Subject to the terms of this Agreement, Millin hereby agrees to pay to Seller at Closing, by check or wire transfer to the account of Seller, $249,500, as the consideration for the purchase of the Millin Shares (the "Millin Consideration").


                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller represents and warrants to Purchasers as follows:

        2.1 ORGANIZATION, STANDING AND QUALIFICATION. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Seller is licensed and qualified to do business as a foreign corporation in each jurisdiction in which the character of Seller's properties, owned or leased, or the nature of its activities makes such qualification or license necessary, except where failure to be so licensed and qualified would not have a material adverse effect on Seller's business.

        2.2 AUTHORITY; NO DEFAULTS. Seller has all requisite corporate power and authority to enter into the Transaction Documents and to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Seller. The Transaction Documents have been executed and delivered by Seller and constitute the valid and binding obligation of Seller, enforceable in accordance with their terms, subject to bankruptcy, insolvency, moratorium and other similar laws affecting creditors' rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The execution and delivery of the Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in a breach of or the acceleration of any obligation under, or constitute a default or event of default (or event which, with notice or lapse of time or both, would constitute a default) under, any provision of any charter, bylaw, indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, decree, ordinance or regulation, or any restriction to which any property of Seller is subject or by which Seller is bound, the effect of which would be materially adverse to Seller. Seller is not, nor is it alleged to be, in material violation or default of any applicable law, statute, order, rule or regulation promulgated or judgment entered by any court, administrative agency or commission or other governmental agency or instrumentality, domestic or foreign (a "Governmental Entity"), relating to or affecting the operation, conduct or ownership of the property or business of Seller.

        2.3 APPROVALS. There is no legal impediment to the execution and delivery of the Transaction Documents by Seller or to the consummation of the transactions contemplated hereby, and no filing or registration with, or authorization, consent or approval of, a Governmental Entity, stockholders or any other third party is necessary for the consummation by Seller of the transactions contemplated thereby.

        2.4 LITIGATION. There is no suit, action, proceeding or investigation pending or, to the best knowledge of Seller, threatened against or affecting Seller or its properties, assets, operations or business, nor is there any outstanding judgment, order, writ, injunction or decree against Seller. There is no suit, action, proceeding or investigation pending, or to the best knowledge of the Seller, threatened against or affecting Seller or its properties, assets, operations or business which might delay or prevent the consummation of the transactions contemplated hereby.

        2.5 CAPITALIZATION. Seller has authorized capital stock of (a) 100,000 shares of Common Stock of which prior to the issuance of any Securities pursuant to this Agreement, there are 1,000 shares issued and outstanding (500 shares are owned beneficially and of record by Randolph W. Herring and 500 shares are owned beneficially and of record by Kevin J. Millin), and (b) 10,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), of which none are issued and outstanding. All of the issued and outstanding shares of Common Stock were duly and validly issued and are fully paid and non-assessable. None of the outstanding shares of Common Stock have been issued in violation of any preemptive rights of the current or past stockholders of Seller. Except for additional shares of Common Stock (or securities convertible into Common Stock) currently contemplated to be issued to Herring and Millin pursuant to terms agreeable to the parties hereto, there are no outstanding options, warrants or rights to subscribe for, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Seller or contracts, commitments, understandings or arrangements by which Seller is or may be obligated to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock. All of the St. James Shares, the Herring Shares and the Millin Shares, upon receipt of the consideration therefor as set forth herein, will be fully paid, non-assessable and free and clear of any preemptive rights and Encumbrances. As used in this Agreement, the term "Encumbrance" means and includes (i) any security interest, mortgage, deed of trust, lien, charge, pledge, proxy, adverse claim, equity, power of attorney, or restriction of any kind, including but not limited to, any restriction or servitude on the use, transfer, receipt of income, or other exercise of any attributes of ownership, and (ii) any Uniform Commercial Code financing statement or other public filing, notice or record that by its terms purports to evidence or notify interested parties of any of the matters referred to in clause (i) that has not been terminated or released by another proper public filing, notice or record.

        2.6    SUBSIDIARIES.  Seller has no subsidiaries.

        2.7    LIABILITIES.  Seller was incorporated on November 14,

1996 and adopted organizational resolutions on November 14, 1996. Seller was formed for the purpose of acquiring the shares of capital stock of Catalyst Energy Services, Inc. ("Catalyst") as set forth in that certain Stock Purchase Agreement dated November 18, 1996 (the "Catalyst Purchase Agreement"), among Seller and certain stockholders of Catalyst. Other than liabilities and obligations (i) set forth in that certain Demand Promissory Note dated November 18, 1996 in the original principal amount of $200,000 and made by Seller in favor of St. James, (ii) contemplated by the Catalyst Purchase Agreement, and
(iii) contemplated by this Agreement, Seller has no liabilities or obligations, either accrued, absolute, contingent or otherwise.

        2.8 LICENSES, PERMITS, AUTHORIZATIONS, ETC. Seller holds all approvals, authorizations, consents, licenses, orders, franchises, rights, registrations and permits of any type required to operate its business as presently conducted. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any revocation, cancellation, suspension or modification of any such approval, authorization, consent, license, order, franchise, right, registration or permit.

        2.9 BROKERAGE ARRANGEMENTS. Other than in connection with the Catalyst Purchase Agreement and as payable to The GulfStar Group, Inc., Seller has not entered (directly or indirectly) into any agreement with any person, firm or corporation that would obligate Purchasers to pay any commission, brokerage or "finder's fee" or any fee whatsoever in connection with the transactions contemplated herein.

        2.10 USE OF PROCEEDS. Seller shall use the consideration for purposes of funding the acquisition of the capital stock of Catalyst pursuant to the Catalyst Purchase Agreement.

                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchasers represent and warrant to Seller, severally and not jointly, as follows (except for Section 3.1 to which St. James is the sole Purchaser that so represents and warrants) to the Seller as follows:

        3.1 ORGANIZATION, STANDING AND QUALIFICATION. Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Purchaser is licensed and qualified to do business as a foreign limited partnership in each jurisdiction in which the character of the Purchaser's properties, owned or leased, or the nature of its activities makes such qualification or license necessary, except where the failure to be so licensed and qualified would not have a material adverse effect on Purchaser's business. Purchaser is not an "investment company," "holding company" or an affiliate of a "holding company" or a "subsidiary company" within the meaning of the Investment Company Act of 1940, as amended. Purchaser is not a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," as such terms are used in the Public Utility Holding Company Act of 1934, as amended.

        3.2 AUTHORITY; NO DEFAULTS. Purchaser has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchaser. This Agreement has been executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject to bankruptcy, insolvency, moratorium and other similar laws affecting creditors' rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in a breach of or the acceleration of any obligation under, or constitute a default or event of default (or event which, with notice or lapse of time or both, would constitute a default) under any provision of any charter, bylaw, indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, decree, ordinance or regulation, or any restriction to which any property of Purchaser is subject or by which Purchaser is bound, the effect of which would be materially adverse to Purchaser. Purchaser is not, nor does Purchaser have knowledge that it is alleged to be, in material violation of default of any applicable law, statute, order, rule or regulation promulgated or judgment entered by any Governmental Entity, relating to or affecting the operation, conduct or ownership of the property or business of Purchaser.

        3.3 APPROVALS. There is no legal impediment to the execution and delivery of this Agreement by Purchaser or to the consummation of the transactions contemplated hereby, and no filing or registration with, or authorization, consent or approval of, a Governmental Entity, limited or general partners or any other third party is necessary for the consummation by Purchaser of the transactions contemplated thereby.

        3.4 LITIGATION. The is no suit, action, proceeding or investigation pending, or to the best knowledge of Purchaser, threatened against or affecting Purchaser or its properties, assets, operations or business which might delay or prevent the consummation of the transactions contemplated hereby.

        3.5 BROKERAGE ARRANGEMENTS. Purchaser has not entered (directly or indirectly) into any agreement with any person, firm or corporation that would obligate Seller to pay any commission, brokerage or "finder's fee" or any fee whatsoever in connection with the transactions contemplated herein.

        3.6 SECURITIES LAW COMPLIANCE. Solely for Seller's compliance with federal and state securities laws and without limiting or affecting the other representations, warranties, covenants or agreements of Seller hereunder, each Purchaser further represents and warrants as follows:

        (i) Purchaser has received from Seller and has had access to such information including, but not limited to, information with respect to the entities to be purchased under the Catalyst Purchase Agreement and information with respect to the Loan Agreement with Comerica Bank-Texas, as it deems necessary for the purchase of the Securities, as applicable, and has had, to the best of its knowledge, full access to all other information of Seller requested by Purchaser;

        (ii) Purchaser understands that the sale of the Securities, as applicable, hereunder is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Act");

        (iii) Purchaser acknowledges that all documents, records, and books pertaining to Seller, to the entities to be purchased pursuant to the Catalyst Purchase Agreement and to the Loan Agreement with Comerica Bank-Texas have been made available for inspection by it and its attorneys, accountants or other representatives;

        (iv) Purchaser or its advisor(s) have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of Seller concerning the sale of the Securities hereunder and all such questions have been answered to the satisfaction of Purchaser;

        (v) Purchaser will not sell or otherwise transfer the Securities, as applicable, issued hereunder without registration of such securities under the Act or an exemption therefrom, and fully understands and agrees that Purchaser must bear the economic risk of its purchase for an indefinite period of time because, among other reasons, the Securities to be issued hereunder have not been registered under the Act or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless the

               Securities are subsequently registered under the Act and under the applicable securities laws of such states or unless an exemption from such registration is available in the opinion of counsel for the holder, which counsel and opinion are reasonably satisfactory to Seller and its counsel. Purchaser represents that it is willing and able to bear the economic risk of its investment in the Securities issued hereunder, has no need for liquidity with respect thereto, is able to sustain a complete loss of its investment, and purchasing such Securities for its own account for investment and not a view to resale or distribution thereof except in compliance with the Act;

        (vi) Purchaser is an accredited investor as such term is defined in Rule 501(a) of Regulation D promulgated under the Act;

        (vii) Purchaser has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks to him of an investment in the Securities; and

        (viii) Purchaser is purchasing the Securities, as applicable, for its own account for investment and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Act.


                                   ARTICLE IV

                                   THE CLOSING

        4.1 TIME AND PLACE. The closing of the purchase and sale of the Securities (the "Closing") will take place on December 5, 1996 (the "Closing Date"), at the offices of Bracewell & Patterson, L.L.P., unless another time and place are agreed to by the parties.

        4.2 CONDITIONS TO THE OBLIGATION OF SELLER. The obligation of Seller to effect the Closing is subject to Purchasers delivering, or causing to be delivered, to Seller at the Closing, the following:

               4.2.1 the St. James Consideration, the Herring Consideration and the Millin Consideration;

               4.2.2         the $200,000 Note;

               4.2.3 the Limited Guaranty dated as of November 18, 1996, made by Herring in favor of St. James;

               4.2.4         the Limited Guaranty dated as of November 18,

                             1996, made by Millin in favor of St. James;

               4.2.5         the Stockholders Agreement;

               4.2.6         the Registration Rights Agreement;

               4.2.7         the Subordination Agreement; and

               4.2.8 Copies, certified by an officer of St. James as of the Closing Date, resolutions duly adopted by the Board of Directors of the general partner of St. James authorizing the execution, performance and delivery by St. James of the Transaction Documents to which St. James is a party and all other agreements or other documents contemplated thereby, the completion of the purchase of the Note and St. James Shares and the taking of all such other corporate action as shall have been required as a condition to, or connection with, the purchase of the Note and the St. James Shares.


        4.3 CONDITIONS TO THE OBLIGATION OF PURCHASER. The obligation of Purchasers to effect the Closing is subject to Seller delivering, or causing to be delivered, to Purchasers, as applicable, at the Closing, the following:

               4.3.1 evidence, to the satisfaction of Purchasers, that the transactions contemplated in the Catalyst Purchase Agreement have been consummated;

               4.3.2 copies, certified by the Secretary of State of the State of Delaware, of the Certificate of Incorporation of Seller and all amendments thereto;

               4.3.3 copies, certified by an officer of Seller as of the Closing Date, of the bylaws of Seller and all amendments thereto;

               4.3.4 copies, certified by an officer of Seller as of the Closing Date, of resolutions duly adopted by the board of directors of Seller, authorizing the execution, performance and delivery by Seller of the Transaction Documents to which Seller is a party and all other agreements or other documents contemplated thereby, the completion of the sale of the Securities and the taking of all such other corporate action as shall have been required as a condition to, or in connection with, the issuance and sale of the Securities;


               4.3.5         the Note;

               4.3.6         the Stockholders Agreement;

               4.3.7         the Registration Rights Agreement; and

               4.3.8         the Subordination Agreement.


                                    ARTICLE V

                               GENERAL PROVISIONS

        5.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and agreements contained in this Agreement shall survive the Closing until the lesser of: (i) such time as Purchasers are no longer the owner of any of the Securities or (ii) 4 years.

        5.2 NOTICES. All notices or other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, transmitted by telecopier (with receipt confirmed) or mailed by registered or certified first class mail, postage prepaid, return receipt requested to the parties hereto at the address set forth below (as the same may be changed from time to time by notice similarly given) or the last known business or residence address of such other person as may be designated by either party hereto in writing.

        (a)    If to Seller:

               Herlin Industries, Inc.
               910 Travis Street, Suite 2130
               Houston, Texas 77054
               Attn: Mr. Randolph W. Herring, President

        (b) If to Purchasers, to the address set forth in the stock ledger of Seller.

        5.3 MISCELLANEOUS. This Agreement (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (ii) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and is not intended to confer upon any other person any rights or remedies hereunder, (iii) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware and (iv) may be executed in two or more counterparts which together shall constitute a single agreement.

        5.4 PUBLICITY. Seller and Purchaser promptly shall advise and cooperate with the other prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any press release with respect to this Agreement or the explicit transactions contemplated hereby. Notwithstanding the foregoing, without the prior consent of the Purchaser, neither Seller nor any of its directors, officers, employees or agents shall issue any press release which includes the name of Purchaser or any of the Purchaser' affiliates.

        5.5 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.

        5.6 SCHEDULES. All statements contained in any exhibit, schedule, appendix, certificate or other instrument delivered by or on behalf of the parties hereto, or in connection with the transactions contemplated hereby, are an integral part of this Agreement and shall be deemed representations and warranties hereunder.

        5.7 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which constitutes an original execution and, in the aggregate, constitute a single document.

                             SELLER'S SIGNATURE PAGE

        IN WITNESS WHEREOF, Seller has signed this Agreement as of the date first written above.


                                    HERLIN INDUSTRIES,  INC.


                                    _______________________________
                                    Randolph W. Herring, President

                           PURCHASERS' SIGNATURE PAGE

        IN WITNESS WHEREOF, Purchaser has signed this Agreement as of the date first written above.



                                    ST. JAMES CAPITAL PARTNERS, L.P.

                                    By: St. James Capital Corp.,
                                           its General Partner



                                    By: _____________________________
                                    John L. Thompson, President


                                    _________________________________
                                    Randolph W. Herring

                                    _________________________________
                                    Kevin J. Millin

                                       13
                                                                      EXHIBIT 10
                            STOCK PURCHASE AGREEMENT



                                  BY AND AMONG


                             HERLIN INDUSTRIES, INC.

                                    AS BUYER

                                       AND

                             CERTAIN STOCKHOLDERS OF
                         CATALYST ENERGY SERVICES, INC.

                                   AS SELLERS



                                NOVEMBER 18, 1996

                               TABLE OF CONTENTS

                                  ARTICLE I
                                 DEFINITIONS

      1.1   Definitions......................................................1
      1.2   Other Terms......................................................5
      1.3   Other Definitional Provisions....................................5

                                  ARTICLE II
                              PURCHASE AND SALE

      2.1   Transfer of Shares...............................................6
      2.2   Consideration....................................................6

                                 ARTICLE III
                                   CLOSING

      3.1   Closing..........................................................6
      3.2   Escrow Funds.....................................................7

                                  ARTICLE IV
          REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS

      4.1   Organization and Existence.......................................7
      4.2   Capitalization of the Company and the Subsidiaries...............8
      4.3   Authorization and Validity of Agreement..........................9
      4.4   No Conflict......................................................9
      4.5   Laws and Regulations; Litigation.................................9
      4.6   No Default......................................................10
      4.7   Financial Statements............................................10
      4.8   No Adverse Changes..............................................10
      4.9   Liabilities.....................................................12
      4.10  Taxes...........................................................12
      4.11  Receivables.....................................................13
      4.12  Intellectual Property...........................................13
      4.13  Fixed Assets....................................................13
      4.14  Other Assets....................................................14
      4.15  Contracts and Agreements; Adverse Restrictions..................14

      4.16  Title and Liens.................................................15
      4.17  Insurance.......................................................16
      4.18  Personnel.......................................................16
      4.19  Benefit Plans and Labor Matters.................................16
      4.20  Copies Complete.................................................21
      4.21  Bank Accounts...................................................21
      4.22  Accurate and Complete Records...................................21
      4.23  Brokerage Arrangements..........................................22
      4.24  Environmental Matters...........................................22
      4.25  Indebtedness....................................................23
      4.26  Computer Software...............................................23
      4.27  Customers.......................................................24
      4.28  Suppliers.......................................................24
      4.29  Product Liability...............................................24
      4.30  No Misleading Statements........................................24

                                  ARTICLE V
               REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

      5.1   Organization and Existence......................................25
      5.2   Authority and Approval..........................................25
      5.3   No Conflict.....................................................25
      5.4   Litigation......................................................25
      5.5   Brokerage Arrangements..........................................26
      5.6   Securities Law Compliance.......................................26

                                  ARTICLE VI
           ADDITIONAL AGREEMENTS, COVENANTS, RIGHTS AND OBLIGATIONS

      6.1   Certain Changes.................................................27
      6.2   Operations......................................................28
      6.3   Access..........................................................29
      6.4   Conduct of Business; Business Organization......................30
      6.5   Reasonable Business Efforts.....................................30
      6.6   Confidentiality.................................................30
      6.7   Additional Disclosures and Information..........................30
      6.8   Transfer........................................................30
      6.9   Designated Representative.......................................31
      6.10  Change of Company Name..........................................32

      6.11  Cash-Out Merger.................................................32
      6.12  No Negotiations.................................................33

                                 ARTICLE VII
                            CONDITIONS TO CLOSING

      7.1   Conditions to the Obligation of the Purchaser...................33
      7.2   Conditions to the Obligation of the Selling Stockholders........37

                                 ARTICLE VIII
                       EMPLOYEES AND EMPLOYEE BENEFITS

      8.1   Status of Employees.............................................39
      8.2   Certain Benefits of Employees...................................39

                                  ARTICLE IX
                                 TERMINATION

      9.1   Events of Termination...........................................39
      9.2   Effect of Termination...........................................40
      9.3   Survival........................................................41

                                  ARTICLE X
                               INDEMNIFICATION

      10.1  Indemnification of the Selling Stockholders.....................42
      10.2  Indemnification of the Purchaser................................42
      10.3  Demands.........................................................42
      10.4  Right to Contest and Defend.....................................43
      10.5  Cooperation.....................................................43
      10.6  Right to Participate............................................43
      10.7  Payment of Damages..............................................44
      10.8  Limitations on Indemnification..................................44

                                  ARTICLE XI
                                  MEDIATION

      11.1  Direct Negotiation..............................................44
      11.2  Mediator........................................................45

      11.3  Mediation Procedure.............................................45
      11.4  Release.........................................................46
      11.5  Compromise Negotiation..........................................46
      11.6  Costs of Mediation..............................................47
      11.7  Termination of Mediation........................................47
      11.8  Mandatory Binding Arbitration...................................47
      11.9  Injunctive Relief...............................................48

                                 ARTICLE XII
                                MISCELLANEOUS

      12.1  Expenses........................................................48
      12.2  Notices.........................................................48
      12.3  Governing Law...................................................49
      12.4  Public Statements...............................................49
      12.5  Form of Payment.................................................49
      12.6  Entire Agreement; Amendments and Waivers........................50
      12.7  Binding Effect and Assignment...................................50
      12.8  Severability....................................................50
      12.9  Headings and Schedules..........................................50
      12.10 Multiple Counterparts...........................................51


EXHIBITS:

Exhibit A   -     Escrow Agreement
Exhibit B1  -     Noncompetition Agreement with Andrew Cormier
Exhibit B2  -     Noncompetition Agreement with Mike Richards
Exhibit B3  -     Noncompetition Agreement with Gary Farr
Exhibit B4  -     Noncompetition Agreement with Catalyst Capital Partners I, Ltd
Exhibit B5  -     Noncompetition Agreement with The Catalyst Group, Inc.

SCHEDULES:

Schedule 4.1      -     Organization and Existence
Schedule 4.2      -     Capitalization of the Company and its Subsidiaries
Schedule 4.4      -     No Conflict
Schedule 4.5      -     Laws and Regulations; Litigation
Schedule 4.6      -     No Default
Schedule 4.7      -     Financial Statements
Schedule 4.8      -     No Adverse Changes
Schedule 4.9      -     Liabilities
Schedule 4.10     -     Taxes
Schedule 4.11     -     Receivables
Schedule 4.12     -     Intellectual Property
Schedule 4.13     -     Fixed Assets
Schedule 4.14     -     Other Assets
Schedule 4.15     -     Contracts and Agreements; Adverse Restrictions
Schedule 4.16     -     Title and Liens
Schedule 4.17     -     Insurance
Schedule 4.18     -     Personnel
Schedule 4.19     -     Benefit Plans and Labor Matters
Schedule 4.21     -     Bank Accounts
Schedule 4.24     -     Environmental Matters
Schedule 4.25     -     Indebtedness
Schedule 4.27     -     Customers
Schedule 4.28     -     Suppliers
Schedule 4.29     -     Product Liability

                           STOCK PURCHASE AGREEMENT



      This Stock Purchase Agreement ("Agreement") is made and entered into as of the 18th day of November 1996, by and among Herlin Industries, Inc., a Delaware corporation (the "Purchaser") and those stockholders of Catalyst Energy Services, Inc., a Delaware corporation (the "Company"), named on the signature pages hereto (collectively, the "Selling Stockholders").

                             W I T N E S S E T H:

      WHEREAS, the Selling Stockholders collectively own 12,704,298 shares (the "Common Stock") of the issued and outstanding shares of common stock, par value $.01 per share, of the Company and all of the issued and outstanding shares of Series A Preferred Stock of the Company, $.01 par value per share (the "Preferred Stock" and collectively with the Common Stock, the "Shares"); and

      WHEREAS, the Purchaser desires to acquire the Shares and the Selling Stockholders have agreed to sell the Shares to the Purchaser on the terms and subject to the conditions hereinafter set forth;

      NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

      1.1 DEFINITIONS. As used herein, the following terms have the meanings set forth below:

      "Affiliates": with respect to any Person, any other Person directly or indirectly controlling (including but not limited to all directors of such Person), controlled by, or under direct or indirect common control with, such Person.

      "Agreement":  as defined in the preamble.

      "Balance Sheet":  as defined in Section 4.7.

      "Balance Sheet Date":  as defined in Section 4.7.

      "Cash Consideration":  as defined in Section 2.2.

      "CDI": Compressor Dynamics, Inc., a Delaware corporation.

      "CERCLA": the Comprehensive Environmental Response, Compensation and Liability Act, as amended.

      "Claim":  as defined in Section 10.3.

      "Closing":  as defined in Section 3.1.

      "Closing Date":  as defined in Section 3.1.

      "COBRA": the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

      "Code": the Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

      "Common Stock": 12,704,298 shares of common stock, $.01 par value, of the Company owned by the Selling Stockholders in the amounts set forth on the signature pages hereto.

      "Company":  Catalyst Energy Services, Inc., a Delaware corporation.

      "Company Group":  as defined in Section 4.19.

      "Company Plans":  as defined in Section 4.19.

      "Damages": collectively, damages, penalties, losses, deficiencies, costs, expenses, obligations, fines, expenditures, claims and liabilities, including counsel fees and expenses of investigation, defending and prosecuting litigation.

      "Encumbrances":  as defined in Section 4.16.

      "Environmental Claims": any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or other adversarial proceedings relating to any Environmental Law or Environmental Permit including, without limitation (i) any and all claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other similar actions or damages pursuant to any applicable Environmental Law and (ii) any and all claims by a third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Substances or arising from alleged injury or threat of injury to the environment.

      "Environmental Law": any federal state, local or foreign statute, law, rule, regulation, ordinance, code, policy (compliance with which is required by law or if the failure to comply therewith would be reasonably foreseeable to result in adverse administrative action) or rule of common law in effect and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment or Hazardous Substances, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. ss. 9601 ET SEQ.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. ss. 11001 ET SEQ.; the Resource Conservation and Recovery Act, 42 U.S.C. ss. 6901 ET SEQ.; the Federal Water Pollution Control Act, 33 U.S.C. ss. 1251 ET SEQ.; the Clean Air Act, 42 U.S.C. ss. 7401 ET SEQ.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. ss. 136 ET SEQ.; the Safe Drinking Water Act, 42 U.S.C. ss. 300f ET SEQ.; the Toxic Substance Control Act, 15 U.S.C. ss. 2601 ET SEQ.; the Oil Pollution Act of 1990, 33 U.S.C. ss. 2701 ET SEQ.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. ss. 5101 ET SEQ.; the Atomic Energy Act, as amended, 42 U.S.C. ss. 2011 ET SEQ.; and any laws regulating the use oF biological agents or substances including medical or infectious wastes and the corresponding foreign, state and local laws, regulations and ordinances which may be applicable, as any such acts may be amended.

      "Environmental Permits": all permits, approvals, registrations, identification numbers, licenses and other authorizations required under any applicable Environmental Law.

      "ERISA":  the Employee Retirement Income Security Act of 1974, as amended.

      "Escrow Agreement":  as defined in Section 3.2.

      "Escrow Funds":  as defined in Section 3.2.

      "Financial Statements":  as defined in Section 4.7.

      "Hazardous Substances": (i) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "regulated substances," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "hazardous air pollutants," "pollutants," "contaminants," "toxic chemicals," "toxics," "hazardous chemicals," "extremely hazardous substances," or "pesticides" as defined as such in any applicable Environmental Law; (ii) any radioactive materials, asbestos-containing materials; urea formaldehyde foam insulation, and radon in harmful quantities or concentration; and (iii) any other chemical, material or substances, exposure to which is prohibited, limited or regulated by any governmental authority on the basis of potential hazards.

      "Landlord":  A landlord or lessor under a Real Property Lease.

      "Leased Real Property": Real property leased and other rights, title and interest acquired by the tenant or lessee under a Real Property Lease.

      "Multiemployer Plan":  as defined in Section 4.19.

      "MVSI": Manifold Valve Services, Inc., a Delaware corporation.

      "Party" or "Parties":  as defined in Section 11.1.

      "Permitted Encumbrances": (i) encumbrances consisting of easements, permits and other restrictions or limitations on the use of real property that do not materially detract from the value of, or materially impair the use of, such property by the Company or the Subsidiaries in the operation of the Business, and that do not materially adversely affect the marketability or insurability of the property affected, (ii) encumbrances for current taxes, assessments or governmental charges, statutory liens or levies on property not yet due and delinquent, and (iii) encumbrances created by Purchaser.

      "Person": any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or other department or agency thereof or other entity.

      "Preferred Stock": 319,174 shares of Series A preferred stock, $.01 par value, of the Company owned by Catalyst Capital Partners I, Ltd.

      "Prepayment": as defined in Section 2.2.

      "Purchaser":  Herlin Industries, Inc., a Delaware Corporation.

      "Qualified Plan": a Company Plan which purports to meet the requirements of Section 401(a) of the Code.

      "RCRA":  the Resource Conservation and Recovery Act, as amended.

      "Real Property Lease":  A lease of real property listed on Schedule 4.16.

      "Representative": Catalyst Compressor, Inc., as the designated representative of the Selling Stockholders pursuant to Section 6.9 hereof.

      "Seller Percentages": the percentage ownership of the Common Stock by the Selling Stockholders as shown on the signature pages hereto.

      "Selling Stockholder": each stockholder of the Company who is a party to this Agreement as evidenced by such stockholder's signature on the signature pages hereto attached to this Agreement.

      "Shares": the Common Stock and the Preferred Stock.

      "Subsidiaries":  MVSI and CDI.

      "Taxes": all federal, foreign, state or local, net or gross income, gross receipts, sales, use, real property gains or transfer, ad valorem, property, value-added, franchise, production, severance, windfall profit, withholding, payroll, employment, excise or similar taxes, assessments, duties, fees, levies or other governmental charges, together with any interest thereon, any penalties, additions to tax or additional amounts with respect thereto and any interest in respect of such penalties, additions or additional amounts, and liability for the payment of any consolidated or combined tax including, without limitation, any liability imposed pursuant to Treasury Regulations Section 1.1502-6, together with any interest thereon, any penalties, additions to tax or additional amounts with respect thereto.

      1.2 OTHER TERMS. Other terms may be defined elsewhere in the text of this Agreement and shall have the meaning indicated throughout this Agreement.

      1.3   OTHER DEFINITIONAL PROVISIONS.

            (a) The words "hereof," "herein," and "hereunder," and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

            (b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

            (c) The terms defined in the neuter or masculine gender shall include the feminine, neuter and masculine genders, unless the context clearly indicates otherwise.

            (d) Reference to the "best knowledge" of a Person or words of similar import shall mean the actual or constructive best knowledge of such Person after reasonable due diligence as to the facts and circumstances addressed.


                                  ARTICLE II
                               PURCHASE AND SALE

      2.1 TRANSFER OF SHARES. Pursuant to the terms of this Agreement, on the Closing Date, the Selling Stockholders will sell, transfer, convey and assign the Shares and deliver to the Purchaser certificates representing the Shares, together with stock powers duly endorsed by the Selling Stockholders so that the Shares may be duly registered in the Purchaser's name.

      2.2 CONSIDERATION. Upon the execution hereof, Purchaser shall pay to the Representative for the benefit of the Selling Shareholders, in accordance with
Section 6.9 hereof, and as partial consideration for the purchase of the Shares, the sum of $200,000 (the "Prepayment"), which Prepayment is allocated $193,070 to the Common Stock on a pro rata basis and $6,930 to the Preferred Stock on a pro rata basis. On the terms and subject to the conditions of this Agreement, on the Closing Date, the Purchaser will pay an additional $8,699,939 for the purchase of the Common Stock and an additional $312,244 for the purchase of the Preferred Stock (together, the "Cash Consideration"), which Cash Consideration when aggregated with the Prepayment shall be a payment of $.70 per share of Common Stock and $1.00 per share of Preferred Stock.


                                  ARTICLE III
                                    CLOSING

      3.1 CLOSING. Subject to the conditions set forth in Article VII, the closing (the "Closing") of the acquisition of the Shares contemplated hereby shall be held at the offices of Bracewell & Patterson, L.L.P. at 711 Louisiana Street, Suite 2900, Houston, Texas 77002 on December 3, 1996 commencing at 9:00 a.m., Houston, Texas time or on such other date as the Purchaser and the Representative may otherwise agree (any such date being, the "Closing Date"). At the Closing the following events shall occur, each event under the control of one party hereto being a condition precedent to the events under the control of the other party, and each event being deemed to have occurred simultaneously with the other events:

            (a) the Selling Stockholders shall deliver to the Purchaser certificates representing the Shares, duly endorsed in blank for transfer, or with appropriate stock powers in blank attached, and all of the other deliveries required pursuant to Section 7.1; and

            (b) the Purchaser shall pay to the Selling Stockholders the Cash Consideration, subject to the Escrow withholding contemplated in Section 3.2, and make all of the deliveries required pursuant to Section 7.2.

      3.2 ESCROW FUNDS. The sum of $.03936 for each share of Common Stock for an aggregate of $500,000 (the "Escrow Funds"), shall be withheld by the Purchaser at Closing and deposited in an escrow account with Southwest Bank of Texas, N.A. to be governed by the terms of the Escrow Agreement, dated the Closing Date by and among the Purchaser, the Representative, and Southwest Bank of Texas, N.A. and attached hereto as Exhibit A (the "Escrow Agreement"). The purpose of the Escrow Funds, as more fully set forth in the Escrow Agreement, shall be to provide readily accessible funds to reimburse the Purchaser, the Company or any of the Subsidiaries, as the case may be, for any liability of the Selling Stockholders to Purchaser for Taxes and Damages payable by the Selling Stockholders; provided, however, that the deposit of the Escrow Funds shall not be deemed to limit any liability the Selling Stockholders may have hereunder to the Purchaser. Pursuant to the Escrow Agreement, the Escrow Funds shall be released to the Selling Stockholders within 16 months of the Closing Date except to the extent of any claims made within such 16 months.


                                  ARTICLE IV
          REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS

      The Selling Stockholders hereby represent and warrant to the Purchaser that as of the date hereof:

      4.1 ORGANIZATION AND EXISTENCE. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority to own and hold the properties and assets it now owns and holds and to carry on its businesses as and where such properties are now owned or held and such business is now conducted. The Company owns all of the issued and outstanding shares of the Subsidiaries. Each of the Subsidiaries is a corporation duly incorporated, validly existing and in good standing in its respective state of incorporation and each has full corporate power and authority to own and hold the properties and assets it now owns and holds and to carry on its business as and where such properties and assets are now owned or held and such business is now conducted. The Company and the Subsidiaries are duly licensed or qualified to do business as a foreign corporation and are in good standing in each jurisdiction in which, to the best knowledge of the Selling Stockholders, the character of the properties and assets now owned or held by them or the nature of the business now conducted by them requires them to be so licensed or qualified and where the failure so to qualify might reasonably be expected to affect materially and adversely the business, financial condition or results of operations of the Company or the Subsidiaries. Schedule 4.1 contains a list of each jurisdiction in which the Company and the Subsidiaries are duly licensed or qualified to do business as a foreign corporation. Except as disclosed to the Purchaser in Schedule 4.1, the Company and the Subsidiaries have no direct or indirect investment or interest in or control over any other corporation, partnership, joint venture or other business entity.

      4.2   CAPITALIZATION OF THE COMPANY AND THE SUBSIDIARIES.

            (a) The entire authorized capital stock of the Company consists of
(i) 225,000,000 shares of common stock, $.01 par value per share, of which 12,957,223 shares are issued and outstanding, fully paid and nonassessable (based upon full tender and conversion of 1,926,423 shares of Common Stock, $.01 par value, of Catalyst Valve Services, Inc. shares pursuant to the 1994 reverse stock split which shares have not as of the date hereof been tendered by certain stockholders of Starstream Communications Group, Inc., none of whom are among the Selling Stockholders), and (ii) 5,000,000 shares of Preferred Stock of the Company of which 319,174 shares are issued and outstanding shares. Each Selling Stockholder severally but not jointly represents and warrants to the Purchaser as to himself or itself only that: (i) the Shares are owned beneficially and of record by such respective Selling Stockholder, as set forth on Schedule 4.2, free and clear of all security interests, liens, charges, encumbrances, subscriptions, calls, warrants, options and rights of others of any kind, and
(ii) such Selling Stockholder owns the number of shares set forth opposite its name on the signature pages attached hereto.

            (b) The entire authorized capital stock of each of the Subsidiaries consists of the shares of common stock identified in connection with each of the Subsidiaries in Schedule 4.2. All of such shares of the Subsidiaries are issued and outstanding and are fully paid and nonassessable. There are no outstanding subscriptions, options, convertible securities, warrants, calls or rights of any kind (issued or granted by, or binding upon, the Selling Stockholders, the Company or the Subsidiaries) to purchase or otherwise acquire any security of or equity interest in the Company or any of the Subsidiaries. Except as set forth in Schedule 4.2 with respect to liens or security interests that will be removed at the Closing, each Selling Stockholder represents that he or it as to himself or itself only has full legal right to sell, assign and transfer his or its respective Shares to the Purchaser and will, upon delivery of the Shares to the Purchaser pursuant to the terms hereof, transfer to the Purchaser good and valid title to such Shares free and clear of all liens, security interests, claims, charges, encumbrances, rights, options to purchase, voting trusts or other voting agreements and calls and commitments of every kind.

            (c) There are no Affiliates of the Company or the Subsidiaries except for certain Selling Stockholders and the Company, respectively.

      4.3 AUTHORIZATION AND VALIDITY OF AGREEMENT. Each of the Selling Stockholders, as to himself or itself only, represents that: (i) he or it has full legal capacity to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby, and (ii) this Agreement has been duly executed and delivered by such Selling Stockholder and constitutes the legal, valid and binding obligation of such Selling Stockholder enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

      4.4 NO CONFLICT. Except as set forth in Schedule 4.4 hereto, each Selling Stockholder, as to himself or itself only, represents that this Agreement and the execution and delivery hereof by the Selling Stockholders do not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, (i) conflict with any of, or require the consent of any person or entity under, the terms, conditions or provisions of the charter documents or bylaws or equivalent governing instruments of such Selling Stockholder, the Company or the Subsidiaries; (ii) violate any provision of, or require any consent, authorization or approval under, any law or administrative regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree applicable to such Selling Stockholder, the Company or the Subsidiaries; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, any indenture, mortgage or lien, or, except as set forth in Schedule 4.4, any agreement, contract, commitment or instrument to which such Selling Stockholder, the Company or any of the Subsidiaries is a party or by which any of them is bound or to which any property of such Selling Stockholder, the Company or any of the Subsidiaries is subject; or (iv) result in the creation of any lien, charge or encumbrance on the assets of the Company or any of the Subsidiaries under any such indenture, mortgage, lien, lease, agreement or instrument.

      4.5 LAWS AND REGULATIONS; LITIGATION. Except as set forth in Schedule 4.5, and except for those violations which would not reasonably be expected to materially affect adversely the businesses, operations, affairs, prospects, properties, assets, profits or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, to the best knowledge of the Selling Stockholders neither the Company nor either of the Subsidiaries is in violation of or in default under any law or regulation, or under any order of any court or federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality applicable to it. Except to the extent set forth in Schedule 4.5 or 4.9, there are no claims, fines, actions, suits, demands, investigations or proceedings pending or, to the best knowledge of the Selling Stockholders, threatened against or affecting the Company or any of the Subsidiaries, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality having jurisdiction over the Company or the Subsidiaries. To the best knowledge of the Selling Stockholders, the Company and the Subsidiaries have conducted and are conducting their businesses (including, without limitation, operation of the facilities of the Company and the Subsidiaries) in compliance with, and are in compliance with the requirements, standards, criteria and conditions set forth in applicable federal, state and local statutes, ordinances, permits, permit applications, licenses, orders, approvals, variances, rules and regulations applicable to them.

      4.6 NO DEFAULT. Except as set forth in Schedule 4.6, neither the Company nor any of the Subsidiaries is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, (i) any mortgage, loan agreement, indenture, evidence of indebtedness or other instrument evidencing borrowed money to which it or any of its properties are bound, (ii) any judgment, order or injunction of any court, arbitrator or governmental agency, or (iii) any other agreement, except for such defaults and conditions that, individually or in the aggregate, are insignificant to the business, financial condition or results of operations of the Company and the Subsidiaries taken as a whole.

      4.7 FINANCIAL STATEMENTS. Attached as Schedule 4.7 are copies of the Company's (i) unaudited consolidated balance sheet (the "Balance Sheet") dated as of June 30, 1996 (the "Balance Sheet Date") and the related consolidated statement of income, cash flows and stockholders' equity for the quarter ended June 30, 1996, and (ii) audited consolidated balance sheet as of December 31, 1995 and the related audited consolidated statement of income, cash flows and stockholders' equity for the fiscal year then ended (including in all cases the notes thereto) (collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied except as noted therein and except, in the case of unaudited interim financial statements, for normal year-end adjustments, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates set forth therein and the results of operations and cash flows for the Company and its consolidated Subsidiaries for the respective fiscal periods set forth therein.

      4.8 NO ADVERSE CHANGES. Except as disclosed in Schedule 4.8, and except for matters that generally affect the economy or the industry in which the Company is engaged, since the Balance Sheet Date there have been no material adverse changes in (i) the assets, liabilities or financial condition of the Company and the Subsidiaries, taken as a whole, from that set forth in the Financial Statements or (ii) the business, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole. Since the Balance Sheet Date, the Company and the Subsidiaries have not:

      (i) made any material change in the conduct of their businesses and operations, or their financial reporting and accounting methods;

      (ii) other than in the ordinary course of business, entered into any contract or agreement or terminated or amended in any material respect, or been in default in any material respect under any material contract or agreement to which the Company or any of the Subsidiaries is a party;

      (iii) declared, set aside or paid any dividends, or made any distributions (in cash or other property), in respect of their equity securities, or repurchased, redeemed or otherwise acquired any such securities;

      (iv) merged into or with or consolidated with any other corporation or acquired all or substantially all of the business or assets of any corporation, person or other entity;

      (v) made any change in their charter documents, bylaws or equivalent governing instruments;

      (vi) purchased any securities of any corporation, person or entity, except short term debt securities of governmental entities and banks, or made any investment in any corporation, partnership, joint venture or other business enterprise;

      (vii) increased the indebtedness of, or incurred any obligation or liability, direct or indirect, for, the Company or any of the Subsidiaries other than the incurrence of liabilities pursuant to existing agreements in the ordinary course of business consistent with past practices; provided, however, that in no event has the Company or the Subsidiaries incurred any new or additional obligation or liability for funded indebtedness in amounts (in the aggregate) greater than as reflected on the Balance Sheet;

      (viii)sold, leased or otherwise disposed of any of their assets other than the sale of their assets in the ordinary course of business pursuant to existing contracts;

      (ix) purchased, leased or otherwise acquired any property of any kind whatsoever other than in the ordinary course of business;

      (x) allowed or permitted the expiration, termination or cancellation at any time prior to the Closing of any of the insurance policies listed in Schedule 4.17, unless it was replaced, with no loss of coverage, by a reasonably comparable insurance policy;

      (xi) implemented or adopted any change in their tax methods, principles or elections;

      (xii) granted any new Encumbrance (except a Permitted Encumbrance) on any of their assets or allowed any such Encumbrance (except a Permitted Encumbrance) to occur or to be created;

      (xiii)granted any subscriptions, options, convertible securities, warrants, calls or rights of any kind (issued, contracted for or granted by, or binding upon, either the Company or the Subsidiaries) to purchase or otherwise acquire any security of or equity interest in the Company or the Subsidiaries;

      (xiv) issued any equity securities; or

      (xv)  committed to do any of the foregoing.

      4.9 LIABILITIES. To the best knowledge of the Selling Stockholders, except as set forth on Schedule 4.9, another schedule hereto, or as otherwise set forth on the Balance Sheet or reflected in the notes thereto, neither the Company nor any of the Subsidiaries has any obligation or liability material to the Company and the Subsidiaries, taken as a whole (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due), other than (i) contractual liabilities incurred in the ordinary course of business which are not required to be disclosed on the Financial Statements and (ii) liabilities which have arisen after the Balance Sheet Date in the ordinary course of business, consistent with past practices, and are set forth on Schedule 4.9 to the extent that any such single contractual liability or other liability involves $25,000 or more individually. It is agreed and understood by each Selling Stockholder that this Section 4.9 does not negate or qualify in any respect any other representation or warranty of the Selling Stockholders made in this Agreement.

      4.10 TAXES. The financial and taxable results of operations of the Company and the Subsidiaries have been reflected in the consolidated federal income tax return of the affiliated group of corporations having the Company as its common parent for the taxable year ended December 31, 1995. The Company and the Subsidiaries have caused to be duly filed in a timely manner (taking into account all extensions of due dates) with the appropriate federal, state, local and other governmental authorities all returns, information returns or statements, and reports with respect to Taxes which are required to be filed by or with respect to the Company and the Subsidiaries, and have caused to be paid or deposited or have made adequate provision in accordance with generally accepted accounting principles consistently applied for the payment of all Taxes (including estimated Taxes) required with respect to the periods covered by such returns, statements or reports or by any taxing authority. Adequate provision has been made for all Taxes due with respect to the Company and the Subsidiaries for all periods through October 31, 1996, and as applicable through the end of the month preceding the Closing Date. Except as set forth in
Schedule 4.10, and except for tax liens securing the payment of taxes not yet due and payable, (i) there are no tax liens upon any assets of the Company or the Subsidiaries, (ii) there are no outstanding agreements or waivers by or with respect to the Company or the Subsidiaries extending the period for assessment or collection of any Taxes, (iii) there is no pending action, proceeding or investigation, and, to the best knowledge of each Selling Stockholder, no action, proceeding or investigation has been threatened by any governmental authority, for assessment or collection of Taxes with respect to the Company or the Subsidiaries and (iv) no claim for assessment or collection of Taxes has been asserted and no actual or proposed assessment has been made against the respective Selling Stockholders, as to himself or itself only, the Company or any of the Subsidiaries with respect to the Taxes of the Company or the Subsidiaries.

      4.11 RECEIVABLES. Schedule 4.11 lists all notes and accounts receivable of the Company and the Subsidiaries as of the date hereof (to be updated through the month ended preceding the Closing Date). Schedule 4.11 specifically indicates all such notes and accounts receivable from any Affiliate of the Company or the Subsidiaries.

      4.12 INTELLECTUAL PROPERTY. Schedule 4.12 contains a list of all patents, trademarks, trade names, brand names and copyrights (in each case, whether issued or pending), and all licenses or rights in favor of the Company or any of the Subsidiaries with respect to any of the foregoing, owned or possessed by the Company or any of the Subsidiaries, all of which are in good standing and are free and clear of all liens and encumbrances of any nature. To the best knowledge of the Selling Stockholders, neither the Company nor its Subsidiaries infringe any patent, copyright or trademark rights of others. All technical information developed and belonging to the Company and Subsidiaries which has not been patented, to the best knowledge of the Selling Stockholders, has been kept confidential in accordance with reasonable business practices. Except as disclosed in Schedule 4.12, the Company and Subsidiaries have the right to use, free and clear of claims or rights of others, all material trade secrets, customer lists, processes, computer software, patents, copyrights and trademarks required for, incident to or included in their products and their proposed products, and, are not using and have not used any confidential information, trade secrets or computer software required for their products of any of their past or present employees.

      4.13 FIXED ASSETS. The fixed asset register attached as Schedule 4.13 hereto sets forth a list and summary description of all fixed assets owned or leased by the Company and the Subsidiaries as of September 30, 1996. Schedule
4.13 also includes a list of all of the Company's and the Subsidiaries' current personal property leases, including those covering vehicles, where the annual payment exceeds $5,000 or the remaining payment for the contract exceeds $10,000. To the best of Selling Stockholders' knowledge or except as disclosed on Schedule 4.13, all of the

Company's and the Subsidiaries' fixed assets are in good working order and condition and fit for their intended purposes subject to the need for normal repair and maintenance. Except as disclosed on Schedule 4.13, all leases of fixed assets are in full force and effect and binding upon the parties thereto and, to the best knowledge of the Selling Stockholders, none of the parties thereto is in breach of any material provision thereof.

      4.14 OTHER ASSETS. Schedule 4.14 sets forth a list and summary description of all properties and assets owned by the Company and the Subsidiaries classified as "Other Assets" in the Financial Statements, and which have a net book value of $10,000 or more per item. Except as indicated in Schedule 4.14, since the Balance Sheet Date, neither the Company nor any of the Subsidiaries has acquired or sold or otherwise disposed of any of such properties or assets which, singularly or in the aggregate, are material to the operation of the Company's or any of the Subsidiaries' businesses as presently constituted. Since the Balance Sheet Date, the Company and the Subsidiaries have conducted their business operations in a manner substantially the same as conducted by the Company or the Subsidiaries immediately prior to the Balance Sheet Date.

      4.15  CONTRACTS AND AGREEMENTS; ADVERSE RESTRICTIONS.

            (a) Other than CDI equipment leases and master service agreements entered into in the ordinary course of business, Schedule 4.15 sets forth a list of all contracts, leases and agreements other than licenses and rights included in Schedule 4.12 and leases included in Schedule 4.13, contracts and agreements included in Schedule 4.19, any individual customer service agreements or purchase orders which are subject to termination by the Company or any of the Subsidiaries without penalty upon 90 days' notice or less, and any agreements providing for annual expenditures by, or revenues to, the Company or any of the Subsidiaries of more than $20,000 to which the Company or any of the Subsidiaries is a party or by which it or any of its property is bound (including, but not limited to, joint venture or partnership agreements, contracts with any labor organizations, loan agreements, bonds, mortgages, liens, pledges or other security agreements). All such contracts and agreements included in Schedule 4.15 are in full force and effect and binding upon the parties thereto and neither the Company nor, to the best knowledge of the Selling Stockholders, any of the other parties thereto is in breach of any of the material provisions thereof and, to the best knowledge of the Selling Stockholders, no condition exists that with notice or lapse of time or both would constitute a breach or default.

            (b) Except as set forth and identified in Schedules 4.9, 4.11, 4.12, 4.13, 4.15, 4.16, 4.17 or 4.19, neither the Company nor either of the Subsidiaries is a party to any contract, lease, agreement or other commitment or instrument or subject to any charter or other corporate restriction or subject to any restriction or condition contained in any permit, license, judgment, order, writ, injunction, decree or award which, singularly or in the aggregate, materially and adversely affects or is likely to materially and adversely affect the current existing business, operations, properties, assets or condition (financial or otherwise) of the Company and the Subsidiaries taken as a whole.

      4.16  TITLE AND LIENS.

            (a) The Company and the Subsidiaries have good and indefeasible title to all properties, contracts, assets and leasehold estates, real and personal, owned and used in their respective businesses, including, without limitation, those reflected in the Schedules attached hereto, subject to no mortgage, pledge, lien, conditional sales agreement, encumbrance, charge, easement, right-of-way, encroachment, protrusion and other similar restrictions (collectively, "Encumbrances"), except for Encumbrances listed in Schedule 4.16 and Permitted Encumbrances. Neither the Company nor either of the Subsidiaries own any real property. Without limitation to the foregoing, except as set forth on Schedule 4.16, no Landlord has placed an Encumbrance on the Landlord's interest in such Landlord's Real Property Lease which would have priority over the leasehold estate created by such Real Property Lease.

            (b) Without limiting the foregoing, the condition of title to or interest in the Company's and the Subsidiaries' Leased Real Property is as follows: to the best knowledge of the Selling Stockholders, except as set forth in Schedules 4.13, 4.15 or 4.16, there are no leases, tenancy agreements, easements, covenants, restrictions or any other instruments, agreements or arrangements which create in or confer on any party other than the Company or the Subsidiaries the right to occupy or possess all or any portion of the Leased Real Property or create in or confer on any such party any right, title or interest in or to the Leased Real Property or any portion thereof or any interest therein; no party other than the Company or the Subsidiaries occupies or possesses the Leased Real Property or any portion thereof; to the best knowledge of the Selling Stockholders, there is legal and adequate ingress and egress between each tract of Leased Real Property and an adjacent (or, if none, the closest) public roadway; to the best knowledge of the Selling Stockholders, the Leased Real Property is properly zoned in order to allow its current use in the Company's and the Subsidiaries' businesses; no condemnation proceedings are pending or, to the best knowledge of the Selling Stockholders, threatened that could adversely affect the Leased Real Property and there are no claims or demands pending or, to the best knowledge of the Selling Stockholders, threatened by any party against the Leased Real Property which, if valid, would create in, or confer on, any party other than the Company or the Subsidiaries, any right, title or interest in or to the Leased Real Property or any portion thereof.

            (c) Except as identified on Schedule 4.16, true, complete and accurate copies of the Real Property Leases, have been made available to Purchaser, and each of such leases is in full force and effect, to the best knowledge of the Selling Stockholders, without modification or amendment from the form delivered. Each such lease constitutes the legal, valid and binding obligation of the Company and/or the Subsidiaries, as applicable, and, to the best knowledge of the Selling Stockholders, the other respective parties thereto. There exists no event or condition which, with notice or lapse of time, or both, would constitute a default by the Company or either of the Subsidiaries. All rentals and other payments due under such leases have been paid in full and the Company and the Subsidiaries have performed all obligations required to be performed by them thereunder and Schedule 4.16 sets forth a true and accurate list of the rentals and other sums payable under the Real Property Leases. No option has been exercised under any of such leases except options whose exercise has been evidenced by a written document, a true, complete and accurate copy of which has been made available to Purchaser with the corresponding lease. Except as identified on Schedule 4.16, none of the leases require the consent or approval of the other party to the lease in connection with a transfer of control of the Company or the granting of a lien thereon or security interest therein by Purchaser upon the transfer of control of the Company to Purchaser. Neither the Company nor either of the Subsidiaries nor, to the Selling Stockholders' best knowledge, any of the other parties to the leases, is in default under any of the leases, which default would give either party thereto the right to terminate such lease or give rise to the right on the part of either party to any penalty or set-off.

      4.17 INSURANCE. The Company and the Subsidiaries maintain such policies of casualty, liability and other insurance as they have determined to be appropriate under the circumstances. Such policies, with respect to their amounts and types of coverage, are considered by management of the Company and the Subsidiaries to be adequate to insure against risks to which the Company and the Subsidiaries are exposed in the ordinary course of business. Schedule 4.17 accurately identifies the types and coverage amounts of such insurance coverage.

      4.18 PERSONNEL. Schedule 4.18 sets forth a list of all officers, directors, employees, and consultants and agents with whom the Company or any of the Subsidiaries have agreements not terminable at the will of the Company or any of the Subsidiaries (by type or classification) and their respective rates of compensation (including the portions thereof attributable to bonuses), including any other salary, bonus or other payment arrangement made with any of them.

      4.19  BENEFIT PLANS AND LABOR MATTERS.

            (a) Schedule 4.19 sets forth a list (copies or descriptions of which have been made available to the Purchaser) of all of the following agreements or plans of the Company, any Subsidiary or any other entity which, together with the Company or any Subsidiary, constitutes a single employer within the meaning of Section 414 of the Code (hereinafter collectively referred to as the "Company Group") which are presently in effect or which have been in effect at any time during the two years prior to the Closing Date, or, in the case of documents referred to in subparts (ii) below, have been in effect at any time prior to the date hereof:

      (i)   union, collective bargaining, or similar agreements;

      (ii) "employee welfare benefit plans" and "employee pension benefit plans," as defined in Sections 3(1) and 3(2) of ERISA; and

      (iii) any other pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, vacation, severance, disability, health, hospitalization, medical, life insurance, vision, dental, prescription drug, supplemental unemployment, layoff, automobile, apprenticeship and training, day care, scholarship, group legal benefits, fringe benefit, or other employee benefit plan, program, policy, or arrangement, whether written or unwritten, formal or informal, which any member of the Company Group maintains or to which any member of the Company Group has any outstanding, present, or future obligation to contribute to or make payments under, whether voluntary, contingent, or otherwise (the plans, programs, policies, or arrangements described in subparts (ii) or (iii) as herein collectively referred to as the "Company Plans").

      (iv) the Selling Stockholders have delivered to the Purchaser a copy of all 1994 and 1995 governmental filings, Internal Revenue Service determination letters, financial statements, and actuarial reports, including but not limited to, the most recent financial statements of each Qualified Plan, the most recent actuarial report, if any, for each employee pension benefit plan and Internal Revenue Service Forms 5500 for each Company Plan for the relevant plan years of 1994 and 1995. All financial statements and actuarial reports have been prepared in accordance with generally accepted accounting principles and actuarial principles, applied on a uniform and consistent basis.

          (b) Schedule 4.19 identifies each of the Company Plans which are Qualified Plans. A copy of all determinations by the Internal Revenue Service respecting the Qualified Plans have been delivered to the Purchaser. All of such determination letters remain in effect and have not been revoked. No Qualified Plan has been amended in any material respect since the issuance of the most recent determination letter. No issue concerning qualification of any Qualified Plan is pending before or, to the best knowledge and belief of the Selling Stockholders, threatened by the Internal Revenue Service. Each Qualified Plan has been administered according to its terms, except for those terms which are inconsistent with the changes required by statutes, regulations, and rulings for which changes are not yet required to be made, in which case each Qualified Plan has been administered in accordance with the provisions of the statutes, regulations, and rulings, and no member of the Company Group nor any fiduciary of any Qualified Plan has done anything which would adversely affect the qualified status of any Qualified Plan or any related trust. To the best knowledge of the

Selling Stockholders, each Qualified Plan currently complies with the requirements under Section 401(a) of the Code and, if applicable Section 401(k) of the Code, other than changes required by statutes, regulations, and rulings for which amendments are not yet required.

          (c) To the best knowledge of the Selling Stockholders, each member of the Company Group is in compliance with the requirements prescribed by any and all statutes, orders, governmental rules, and regulations applicable to the Company Plans and all reports and disclosures relating to the Company Plans required to be filed with or furnished to governmental agencies, participants or beneficiaries prior to the Closing Date have been or will be filed or furnished in a timely manner and in accordance with applicable law.

          (d) Except as listed in Schedule 4.19, no termination or partial termination of any existing Company Plan has occurred, nor has a notice of intent to terminate any existing Company Plan been issued by a member of the Company Group. The Pension Benefit Guaranty Corporation has not instituted, and, to the best knowledge of the Selling Stockholders, is not expected to institute, any proceedings to terminate any Company Plan. To the best knowledge of the Selling Stockholders, each employee pension benefit plan listed as terminated in
Schedule 4.19 has met the requirements for standard termination of single-employer plans contained in Section 4041(b) of ERISA.

          (e) No Company Plan has suffered any "accumulated funding deficiency," within the meaning of ERISA Section 302 and Section 412 of the Code, whether or not waived, and if any Company Plan were terminated on the Closing Date, no member of the Company Group would have any liability to any participants or beneficiaries as a result of the termination except to the extent of funds set aside for such purpose or reflected as reserved for such purpose on the Financial Statements. Each member of the Company Group has made full and timely payment of, or has accrued pending full and timely payment, all amounts which are required under the terms of each Company Plan and in accordance with applicable laws to be paid as a contribution to each Company Plan. Schedule 4.19 sets forth the unfunded accrued liabilities of each "defined benefit plan," as defined in Section 3(35) of ERISA, as of the date indicated by the actuaries for such Plan.

          (f) Except as listed in Schedule 4.19, no member of the Company Group has any past, present or future obligation or liability to contribute to any "multiemployer plan," as defined in ERISA Section 3(37) (a "Multiemployer Plan"). Schedule 4.19 sets forth all Company Group contributions made to each Multiemployer Plan for the twelve months ending on the last day of its most recent fiscal year.

          (g) No member of the Company Group has completely or partially withdrawn from any Multiemployer Plan within the meaning of the Multiemployer Pension Plan Amendments Act of 1980. No member of the Company Group has suffered a 70% decline in "contribution base units," within the meaning of ERISA Section 4205(b)(1)(A), in any plan year beginning after 1979.

          (h) To the best knowledge of the Selling Stockholders, no member of the Company Group has any liability to the Pension Benefit Guaranty Corporation. With respect to any Company Plan or any member of the Company Group, no termination liability to the Pension Benefit Guaranty Corporation or withdrawal liability to any Multiemployer Plan has been or is expected to be incurred or would be incurred if any Company Plan were terminated on the Closing Date or if any member of the Company Group were to withdraw from any Multiemployer Plan on the Closing Date. Except as may be caused by the transactions contemplated herein, there has been no "reportable event," as defined in Section 4043(b) of ERISA, with any respect to any Company Plan, for which notice has not been waived.

          (i) No member of the Company Group is liable or has been advised that it is liable for any funding taxes under Code Sections 413(b)(6) or 4971 on account of an accumulated funding deficiency of any Multiemployer Plan to which any member of the Company Group has contributed or is required to contribute.

          (j) No member of the Company Group has made or is obligated to make any nondeductible contributions to any Qualified Plan.

          (k) Except as listed in Schedule 4.19, no Company Plan is subject to Title IV of ERISA.

          (l) Except as listed in Schedule 4.19, no member of the Company Group shall increase the rate of compensation payable or to become payable to any of its officers, directors, employees, consultants or agents, except in accordance with established wage policies, or make any commitment or incur any liability to any labor union (not currently set forth in the collective bargaining agreement), or pay or agree to pay any bonuses or severance pay other than in accordance with currently established policies or agreements.

          (m) No member of the Company Group is obligated, contingently or otherwise, under any agreement to pay any amount which will be treated as an "excess parachute payment," as defined in Code Section 280G(b), and any "parachute payment," as defined in Code Section 280G(b), with respect to which any member of the Company Group is obligated, contingently or otherwise, will be deductible under state and federal income tax laws and will not give rise to an excise tax under Code Section 4999.

          (n) Except as listed in Schedule 4.15 or in Schedule 4.19, no member of the Company Group (i) is a party to any collective bargaining agreement; (ii) is obligated to bargain with any other labor organization, (iii) knows of any charges or threatened charges of unfair labor practices, or (iv) to the best knowledge of the Selling Stockholders, has failed to comply with all applicable federal and state regulations respecting employment and employment practices,
(v) knows of any controversies pending or threatened by any current or former employees or any labor or other collective bargaining unit representing any current or former employee of any member of the Company Group that could reasonably be expected to result in a labor strike, dispute, slow-down or work stoppage or otherwise have a material effect on the business of any member of the Company Group, (vi) knows of any organizational effort being made or threatened by or on behalf of any labor union with respect to employees of the Company Group, (vii) knows of any key employee or group of employees of the Company Group who has or have any plan to terminate employment with the Company or the Subsidiaries.

          (o) Except as set forth in Schedule 4.19, no member of the Company Group is liable for any unpaid wages, bonuses or commissions, or taxes, penalties, assessments or forfeitures arising from any employment matter.

          (p) To the best knowledge of the Selling Stockholders, no member of the Company Group has committed any violations of the Civil Rights Act of 1964, as amended, the federal wage and hour laws, or federal or state income, unemployment, or social security withholding laws.

          (q) To the best knowledge of the Selling Stockholders, each member of the Company Group has complied with applicable workers compensation statutes.

          (r) To the best knowledge of the Selling Stockholders, no member of the Company Group nor any other "disqualified person" or "party in interests," as defined in Section 4975 of the Code and ERISA Section 3(14), respectively, has engaged in any "prohibited transaction," as defined in Section 4975 of the Code or ERISA Section 406, and all "fiduciaries," as defined in Section 3(21) of ERISA, with respect to the Company Plans have complied in all respects with the requirements of Section 404 of ERISA. To the best knowledge of the Selling Stockholders, neither any member of the Company Group nor any party in interest or disqualified person has taken or omitted any action with respect to the Company Plans which could lead to the imposition of an excise tax under the Code or a fine under ERISA.

          (s) Other than routine claims for benefits (as provided for in the Company Plans), there are no actions, audits, investigations, suits, or claims pending, or, to the best knowledge of the Selling Stockholders, threatened against any of the Company Plans or any fiduciary of any of the Company Plans or against the assets of any of the Company Plans.

          (t) To the best of Selling Stockholders' knowledge, the consummation of the transactions contemplated hereby will not accelerate or increase any liability to the Company under any Company Plan because of an acceleration or increase of any of the rights or benefits to which employees may be entitled thereunder.

          (u) From the date hereof until the Closing Date, no member of the Company Group shall amend any Company Plans (except to the extent necessary to maintain compliance with the Code or ERISA), increase any benefits or rights under any Company Plan, or adopt any new plan, program, policy, or arrangement which, if it existed as of the Closing Date, would constitute a Company Plan.

          (v) Except as listed in Schedule 4.19, or as required by law, no member of the Company Group has any obligation to any retired or former employee, or any current employee upon retirement, under any Company Plan, and any Company Plan can be terminated without resulting in any liability to the Company or any of the Subsidiaries or to the Purchaser for any additional penalties, premiums, fees, or any other charges. To the extent such obligations exist, such obligations are fully funded or adequately reserved for by the Company or Subsidiaries and shall be liabilities to be retained by the Company or Subsidiaries.

          (w) Each member of the Company Group has complied in all material respects with the continuation coverage requirements of Title X of COBRA.

    4.20 COPIES COMPLETE. The copies of the charter documents, bylaws and other governing documents, each as amended to date, of the Company and the Subsidiaries and the copies of all leases, instruments, agreements, licenses, permits, certificates or other documents which are recited herein as having been delivered to the Purchaser in connection with the transactions contemplated hereby are complete and accurate and are true and correct copies of the originals thereof.

      4.21 BANK ACCOUNTS. Schedule 4.21 contains a list of all bank accounts maintained by the Company and the Subsidiaries and the name of each person authorized to draw checks on such accounts.

    4.22 ACCURATE AND COMPLETE RECORDS. The books, ledgers, financial records and other records of the Company and the Subsidiaries for the period of time which is not less than two years prior to the date hereof or any such longer period as may be required by applicable laws or regulations:

      (i) are, or will be prior to the Closing Date, in the possession of the Company and the Subsidiaries;

      (ii) have been, in all material respects, maintained in accordance with all applicable laws, rules and regulations and generally accepted standards of practice; and

      (iii) are accurate and complete and do not contain or reflect any material discrepancies.

    4.23 BROKERAGE ARRANGEMENTS. Except for a $50,000 fee payable at Closing by the Company to The Catalyst Group, Inc., neither the Company, the Subsidiaries nor the Selling Stockholders has entered (directly or indirectly) into any agreement with any person, firm or corporation that would obligate the Purchaser, the Company or any Subsidiary to pay any commission, brokerage or "finder's fee" in connection with the transactions contemplated herein.

    4.24  ENVIRONMENTAL MATTERS.

          (a) Except as set forth in Schedule 4.24, (i) the Company and the Subsidiaries have obtained all Environmental Permits that are required with respect to the business, operations and properties of the Company and any of the Subsidiaries; (ii) to the best knowledge of the Selling Stockholders, the Company and the Subsidiaries have been, and the Company and the Subsidiaries are, in compliance with all terms and conditions of all applicable requirements of Environmental Law (as hereinafter defined) and Environmental Permits; (iii) neither the Company nor any of the Subsidiaries have received written notice from a governmental authority of any violation, alleged violation or liability arising under any requirements of Environmental Law or Environmental Permits;
(iv) no Environmental Claims are presently pending or, to the best knowledge of the Selling Stockholders, have ever been threatened or asserted against the Company or any of the Subsidiaries due to present or past operations on premises owned, leased or operated by the Company or any of the Subsidiaries; (v) to the best knowledge of the Selling Stockholders, there is no condition or set of facts or circumstances that could give rise to an environmental lien, or to Environmental Claims against the Company.

          (b) Except as set forth in Schedule 4.24, neither the Company nor the Subsidiaries have disposed, treated, or arranged for the disposal or treatment of any toxic or hazardous waste, materials or substances at a site or location, or have leased, used, operated or owned a site or location which (i) has been placed on the National Priorities List or its state equivalent pursuant to CERCLA, or similar state law; (ii) the Environmental Protection Agency or relevant state authority has proposed, or is proposing, to place on the National Priorities List or state equivalent; (iii) is subject to a lien, administrative order or other demand either to take response or other action under CERCLA or other Environmental Law, or to develop or implement a "Corrective Action Plan" or "Compliance Plan," as each is defined in regulations promulgated pursuant to RCRA, or to reimburse any person who has taken response or other action in connection with that site; (iv) is on any Comprehensive Environmental Response Compensation Liability Information System List; (v) to the best knowledge of the Selling Stockholders, has been the site of any release (as hereinafter defined) from present or past operations of the Company or any of the Subsidiaries (or any of their predecessors) which would be either reportable under any requirements or Environmental Law or which has caused at such site or any third party site any condition that has resulted in or could reasonably be expected to result in a claim against the Company or any of the Subsidiaries under Environmental Law; or (vi) to the best knowledge of the Selling Stockholders, is located within one mile of a property described in any of subclauses (i) through (iv) above.

          (c) Except as set forth in Schedule 4.24, (i) to the best knowledge of the Selling Stockholders, neither the Company nor the Subsidiaries has ever owned or operated any underground storage tanks (USTs) containing petroleum products or wastes or other substances regulated by 40 CFR Part 280 or other applicable requirements of Environmental Law, and has not owned or operated any real estate having any USTs; (ii) to the best knowledge of the Selling Stockholders, there are no polychlorinated biphenyls or asbestos in or on premises owned, leased or operated by the Company or any of the Subsidiaries; and (iii) no entities or sites owned or operated by third parties have been used by the Company or any of the Subsidiaries in connection with the treatment, storage, disposal or transportation of Hazardous Substances, except materials used in the ordinary course as disposed of by permitted third-party disposal vendors as listed on Schedule 4.24(c) hereof.

          (d) The plants, structures, equipment and other properties owned or used by the Company and each of the Subsidiaries are in material compliance with all applicable requirements of Environmental Law.

    4.25 INDEBTEDNESS. The indebtedness of the Company and the Subsidiaries as of the Balance Sheet Date is accurately reflected in the Balance Sheet. The current level of indebtedness of the Company and the Subsidiaries as of October 31, 1996, and, as applicable, the month ended prior to the Closing Date is reflected in Schedule 4.25. To the best knowledge of the Selling Stockholders, there is no indebtedness of the Company or the Subsidiaries to any stockholders of the Company and none of the Stockholders of the Company are indebted to the Company or the Subsidiaries except as specifically identified in the Financial Statements.

    4.26 COMPUTER SOFTWARE. Neither the Company nor any of the Subsidiaries licenses computer software which is highly customized to the operations of the Company or the Subsidiaries. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the termination of any such software license or an increase in fees or charges applicable to such software license.

    4.27 CUSTOMERS. None of the Company's or the Subsidiaries' customers, representing 5% or more of the revenue of the Company or either Subsidiary, to the best knowledge of the Selling Stockholders, are currently attempting or threatening during the current fiscal year to cancel or substantially reduce purchases or have otherwise threatened to do so except as set forth on Schedule
4.27. The Company and the Subsidiaries have maintained and continue to maintain good commercial working relationships with their respective customers. Except as reflected on Schedule 4.27, no customer represents more than 15% of the business of either Subsidiary. Except as disclosed on Schedule 4.27, the Selling Stockholders have no reason to believe that any customer will terminate any contract or cease to do business with the Company or the Subsidiaries as a result of a change of control of the Company as contemplated by this Agreement.

    4.28 SUPPLIERS. None of the Company's or the Subsidiaries' material suppliers have canceled or substantially reduced deliveries to the Company or either of the Subsidiaries or, to the best knowledge of the Selling Stockholders, are currently attempting or threatening to cancel or substantially reduce deliveries or have otherwise threatened to do so within the last two years except as set forth on Schedule 4.28. The Company and the Subsidiaries have maintained and continue to maintain good commercial working relationships with their respective suppliers. Except as reflected on Schedule 4.28, neither Subsidiary is dependent on any single supplier for any goods or services purchased in connection with such Subsidiary's business or operations. The Selling Stockholders have no reason to believe that any supplier will terminate any contract or cease to do business with the Company or the Subsidiaries as a result of a change of control of the Company as contemplated by this Agreement.

    4.29 PRODUCT LIABILITY. Except as set forth on Schedule 4.29, there have been no product liability claims against the Company or either Subsidiary during the last two years and no such claims are pending.

    4.30 NO MISLEADING STATEMENTS. The representations and warranties of the Selling Stockholders contained in this Agreement, the schedules hereto and all other documents and information furnished to the Purchaser and its representatives pursuant hereto are complete and accurate and do not and will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements made and to be made not misleading.

                                   ARTICLE V
                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

    The Purchaser hereby represents and warrants to the Selling Stockholders that as of the date hereof and as of the Closing Date:

    5.1 ORGANIZATION AND EXISTENCE. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

    5.2 AUTHORITY AND APPROVAL. The Purchaser has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby have been duly authorized and approved by its Board of Directors. No other act, approval or proceedings on the part of the Purchaser or the holders of any class of its equity securities is required to authorize the execution and delivery of this Agreement by the Purchaser or consummation of the transactions contemplated hereby. This Agreement constitutes the legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

    5.3 NO CONFLICT. This Agreement and the execution and delivery hereof by the Purchaser do not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, (i) conflict with any of, or require the consent of any person or entity under, the terms, conditions or provisions of the charter documents or bylaws or equivalent governing instruments of the Purchaser; (ii) violate any provision of, or require any consent, authorization or approval under, any law or administrative regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree applicable to the Purchaser; or (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, any indenture, mortgage, lien, agreement, contract, commitment or instrument to which the Purchaser is a party or by which it is bound.

    5.4 LITIGATION. There are no actions, suits, proceedings or governmental investigations or inquiries pending against the Purchaser or its properties, assets, operations or business which might delay or prevent the consummation of the transactions contemplated hereby.

    5.5 BROKERAGE ARRANGEMENTS. The Purchaser has not entered (directly or indirectly) into any agreement with any person, firm or corporation that would obligate the Selling Stockholders to pay any commission, brokerage or "finder's fee" or any fee whatsoever in connection with the transactions contemplated herein.

    5.6 SECURITIES LAW COMPLIANCE. Solely for the Selling Stockholders' compliance with federal and state securities laws and without limiting or affecting the other representations, warranties, covenants or agreements of the Selling Stockholders hereunder, the Purchaser further represents and warrants as follows:

      (i) The Purchaser has received from the Selling Stockholders and has had access to such information as it deems necessary for the purchase of the Shares, and has had, to the best of its knowledge, full access to all other information of the Company requested by the Purchaser;

      (ii) The Purchaser understands that the sale of the Shares hereunder is intended to be exempt from registration under the Securities Act of 1933 (the "Act");

      (iii) The Purchaser acknowledges that all documents, records, and books pertaining to the Company have been made available for inspection by it and its attorneys, accountants or other representatives;

      (iv) The Purchaser or its advisor(s) have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Company or the Selling Stockholders concerning the sale of the Shares hereunder and the Company and all such questions have been answered to the satisfaction of the Purchaser; and

      (v) The Purchaser will not sell or otherwise transfer the Shares issued hereunder without registration of such securities under the Act or an exemption therefrom, and fully understands and agrees that the Purchaser must bear the economic risk of its purchase for an indefinite period of time because, among other reasons, the Shares to be transferred hereunder have not been registered under the Act or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless the Shares are subsequently registered under the Act and under the applicable securities laws of such states or unless an exemption from such registration is available in the opinion of counsel for the holder, which counsel and opinion are reasonably satisfactory to the Company and its counsel. The Purchaser represents that it is willing and able to bear the economic risk of its investment in the Shares issued hereunder, has no need for liquidity with respect thereto, is able to sustain a complete loss of its investment, and purchasing such Shares for its own account for investment and not a view to resale or distribution thereof except in compliance with the Act.


                                  ARTICLE VI
           ADDITIONAL AGREEMENTS, COVENANTS, RIGHTS AND OBLIGATIONS

    6.1 CERTAIN CHANGES. Without first obtaining the prior written consent of the Purchaser, from the date hereof until the Closing Date, the Selling Stockholders covenant that the Company and the Subsidiaries will not and that they will cause the Company and the Subsidiaries not to:

      (i) make any material change in the conduct of their businesses and operations, or their financial reporting and accounting methods;

      (ii) other than in the ordinary course of business, enter into any contract or agreement or terminate or amend in any material respect, or be in default in any material respect under any material contract or agreement to which the Company or any of the Subsidiaries is a party;

      (iii) declare, set aside or pay any dividends, or make any distributions of any kind, in respect of their equity securities, or repurchase, redeem or otherwise acquire any such securities;

      (iv) merge into or with or consolidate with any other corporation or acquire all or substantially all of the business or assets of any corporation, person or other entity;

      (v) make any change in their charter documents, bylaws or equivalent governing instruments;

      (vi) purchase any securities of any corporation, person or entity, except short term debt securities of governmental entities and banks, or make any investment in any corporation, partnership, joint venture or other business enterprise;

      (vii) increase the indebtedness of, or incur any obligation or liability, direct or indirect, for, the Company or any of the Subsidiaries other than the incurrence of liabilities pursuant to existing agreements in the ordinary course of business consistent with past practices; provided, however, that in no event will the Company or the Subsidiaries incur any obligation or liability for funded indebtedness;

      (viii)sell, lease or otherwise dispose of any of their assets other than the sale of their assets in the ordinary course of business pursuant to existing contracts;

      (ix) purchase, lease or otherwise acquire any property of any kind whatsoever other than in the ordinary course of business;

      (x) allow or permit the expiration, termination or cancellation at any time prior to the Closing of any of the insurance policies listed in
            Schedule 4.17, unless it is replaced, with no loss of coverage, by a comparable insurance policy;

      (xi) implement or adopt any change in their tax methods, principles or elections;

      (xii) grant an Encumbrance (except a Permitted Encumbrance) on any of their assets or allow any such Encumbrance (except a Permitted Encumbrance) to occur or to be created;

      (xiii)grant any subscriptions, options, convertible securities, warrants, calls or rights of any kind (issued, contracted for or granted by, or binding upon, either the Company or the Subsidiaries) to purchase or otherwise acquire any security of or equity interest in the Company or the Subsidiaries;

      (xiv) issue any equity securities or any indebtedness convertible into equity securities; or

      (xv)  commit to do any of the foregoing.

    6.2 OPERATIONS. From the date hereof until the Closing Date, the Selling Stockholders will cause the Company and the Subsidiaries to:

    (i)   conduct business only in the ordinary course;

    (ii) maintain their properties and facilities in as good a working order and condition as they are maintained at present, ordinary wear and tear excepted;

    (iii) use their reasonable business efforts to maintain and preserve their business organization intact, retain their present employees and maintain their relationship with suppliers, customers and others having business relations with them;

    (iv) advise the Purchaser promptly in writing of any material change in any document, schedule or other information delivered pursuant to this Agreement;

    (v) file on a timely basis all notices, reports or other filings required to be filed with or reported to any federal, state, municipal or other governmental department, commission, board, bureau, agency or any instrumentality of any of the foregoing wherever located; and

    (vi) file on a timely basis all complete and correct applications or other documents necessary to maintain, renew or extend any permit, license, variance or any other approval required by any governmental authority necessary or required for the continuing operation of the businesses of the Company and each of the Subsidiaries, whether or not such approval would expire before or after the Closing Date.

    6.3 ACCESS. The Selling Stockholders will afford to the Purchaser and its authorized representatives, lenders and investors reasonable access to the Company's and the Subsidiaries' financial, title, tax, corporate and legal materials and operating data and information available as of the date hereof and which becomes available to the Selling Stockholders at any time prior to the Closing Date, and will furnish to the Purchaser such other information as it may reasonably request, unless any such access and disclosure would violate the terms of any agreement to which either the Selling Stockholders, the Company or the Subsidiaries is bound or any applicable law or regulation. The Selling Stockholders will use their reasonable business efforts to secure all requisite consents for the examination by the Purchaser and its representatives of all information covered by confidentiality agreements. The Selling Stockholders will cause the Company and the Subsidiaries to allow the Purchaser, its representatives, lenders and investors reasonable access to and consultation with the lawyers, accountants, and other professionals employed by or used by the Company and the Subsidiaries for all purposes under this Agreement. Any such consultation shall occur under circumstances appropriate to maintain intact the attorney-client privilege as to privileged communications and attorney work product. Additionally, the Selling Stockholders will afford to the Purchaser and its authorized representatives, lenders and investors reasonable access to the books and records of the Selling Stockholders insofar as they relate to property, accounting and tax matters of the Company and the Subsidiaries. Until the Closing Date, the confidentiality of any data or information so acquired shall be maintained by the Purchaser and its representatives pursuant to the terms of that certain Confidentiality Agreement between the Company and the Purchaser dated March 14, 1996 which Purchaser hereby acknowledges is binding on it. Further, the Selling Stockholders will afford to the Purchaser and its authorized representatives, lenders and investors reasonable access from the date hereof until the Closing Date, during normal business hours, to the Company's and the Subsidiaries' facilities and other assets and properties; provided that such access shall be at the sole cost, expense and risk of the Purchaser. The Selling Stockholders acknowledge that the Purchaser has had access and will continue to have access to the senior management of the Company and the Subsidiaries and that each of such members of senior management is entitled to reveal to the Purchaser and its representatives, lenders and investors information concerning the Company and the Subsidiaries that may be deemed confidential and proprietary.

    6.4 CONDUCT OF BUSINESS; BUSINESS ORGANIZATION. The Selling Stockholders will cause the Company and the Subsidiaries prior to the Closing Date to exert reasonable business efforts appropriate under the circumstances to preserve for the Purchaser the organization of the Company and the Subsidiaries relating to their businesses and relations with employees, suppliers and others having relations with them.

    6.5 REASONABLE BUSINESS EFFORTS. The Selling Stockholders and the Purchaser shall use their reasonable business efforts to (i) obtain all approvals and consents required by or necessary for the transactions contemplated by this Agreement, and (ii) ensure that all of the conditions to the obligations of the Purchaser and the Selling Stockholders contained in Sections 7.1 and 7.2, respectively, are satisfied timely.

    6.6 CONFIDENTIALITY. After the Closing Date, the Selling Stockholders shall not, directly or indirectly, use or provide to any other person any nonpublic information concerning the business or operations (financial or other) of the Company and the Subsidiaries, except as on the advice of counsel is required in governmental filings or judicial, administrative or arbitration proceedings.

    6.7 ADDITIONAL DISCLOSURES AND INFORMATION. The Selling Stockholders shall give the Purchaser prompt notice if at any time on or prior to the Closing Date there is a change in any state of facts, or there is the occurrence, nonoccurrence or existence of any event subsequent to the date of this Agreement, which change or event is known to the Selling Stockholders and which would make any representation and warranty (including the information set forth in the Schedules) made by the Selling Stockholders to the Purchaser not true or correct in any material respect, it being the intention of the parties to this Agreement that the Selling Stockholders shall engage in a continuous disclosure process from the date of this Agreement through the Closing Date.

    6.8 TRANSFER. The Selling Stockholders have taken and will take, and will cause the Company to take, all actions necessary to comply with applicable requirements of environmental laws concerning the transfer of property, assets, stock or a business, including without limitation the filing with appropriate permitting agencies of all notices required in reference to the change in ownership for the purpose of effecting the transfer or issuance of the Environmental Permits. Selling Stockholders shall assist Purchaser in effectuating the issuance or transfer, as promptly as is reasonably possible, of all Environmental Permits required as of the Closing Date. Selling Stockholders shall notify Purchaser of any notices or reports required from Purchaser in connection with the transfer or issuance of the required Environmental Permits, and Purchaser shall cooperate in providing promptly such notices or reports. For the interim period from the Closing Date until such time as the required Environmental Permits in form and substance reasonably satisfactory to Purchaser shall be transferred to or issued in Purchaser's name, and to the extent permitted by law, Selling Stockholders authorize, and will cause the Company to authorize, Purchaser to operate under and utilize the Company's and its Subsidiaries' existing Environmental Permits.

    6.9 DESIGNATED REPRESENTATIVThe Selling Stockholders, by their execution and delivery of this Agreement, do for themselves and their heirs, executors, trustees, administrators, successors, and assigns, hereby constitute and appoint Catalyst Compressor, Inc. as their lawful agent and attorney-in-fact (the "Representative"), to act for them and in their name, place and stead, and for their benefit, for the purposes of consummating the transactions contemplated by this Agreement and any other agreement or document executed in connection herewith, including the execution and delivery of the Escrow Agreement, and exercising any and all powers and rights of the Selling Stockholders, hereunder and thereunder, and by its execution and delivery of this Agreement, the Representative hereby accepts such appointment. The Selling Stockholders, for themselves and for their heirs, executors, trustees, administrators, successors and assigns do further give and grant to the Representative, full power and authority, prior to, on and after the Closing, to negotiate, execute and deliver amendments and supplements to this Agreement and any other agreement or document to be executed in connection herewith (including the Escrow Agreement), to receive any payments, notices and documents hereunder and thereunder, to settle any disputes or questions arising hereunder and thereunder, and to do and perform or omit to do and perform all acts and to negotiate, execute and deliver all further documents, consents and approvals as such Representative deems necessary or proper to be done in connection with this Agreement or any other agreement or document to be executed in connection herewith, as might or could be done by the Selling Stockholders and do hereby agree to be fully bound by and ratify and confirm all that such Representative shall lawfully do or cause to be done by virtue hereof. Without limiting the generality of the foregoing, the Representative shall have the power to:

      (i) deliver to the Purchaser certificates evidencing the Shares to be transferred by any Selling Stockholder after proper endorsement or stock powers by the Selling Stockholder;

      (ii) accept delivery from the Purchaser on the date hereof of the Prepayment;

      (iii) accept delivery from the Purchaser at or subsequent to the Closing of any consideration due any Selling Stockholder;

      (iv) give and receive all notices, requests, or other communications on behalf of any Selling Stockholder pursuant to this Agreement or the Escrow Agreement;

      (v) agree to one or more extensions or accelerations of the Closing Date under this Agreement; and

      (vi) take any and all other actions required or permitted to be taken by any Selling Stockholder under this Agreement or the Escrow Agreement.

The Selling Stockholders agree and acknowledge that they have granted the Power of Attorney herein contained in order to induce the Purchaser to enter into this Agreement and to facilitate the Closing, and each Selling Stockholder agrees that such Power of Attorney shall be deemed to be coupled with an interest and irrevocable, and further agrees that he or she will not take or suffer to occur any action which might in any manner frustrate the consummation of the transactions contemplated by this Agreement. The Representative shall not be personally or otherwise liable with respect to any action taken or omitted to be taken under this Agreement, provided such commission or omission does not amount to willful misconduct on his part and provided also that the Representative shall at all times exercise good faith in the discharge of his obligations and responsibilities hereunder. The Selling Stockholders agree, jointly and severally, to indemnify and hold the Representative and his successors or assigns harmless from any liability or cost resulting from any action or failure to act by the Representative pursuant to this Agreement, provided such action or failure to act does not amount to willful misconduct and provided also that the Representative shall at all times exercise good faith in the discharge of his obligations and responsibilities hereunder. Each Selling Stockholder represents and warrants to the Purchaser that such Selling Stockholder will take no action from and after the date of this Agreement which would affect the appointment or powers of the Representative hereunder. No change in the powers or appointment of the Representative will be effective as against the Purchaser prior to notice thereof in accordance with this Agreement, and the Purchaser shall be entitled to rely upon the power and authority granted herein to the Representative until receipt of such notice.

    6.10 CHANGE OF COMPANY NAME. Within 30 days after the effectiveness of a Form 15 filed by the Company with the Securities and Exchange Commission, the Purchaser will change the name of the Company to a name other than Catalyst Energy Services, Inc. or merge the Company with and into the Purchaser or a subsidiary of the Purchaser with the surviving entity having a name other than Catalyst Energy Services, Inc. Following the effective date of such merger, the Purchaser shall cooperate with The Catalyst Group, Inc. to allow The Catalyst Group, Inc. to take over the rights to protect the name "Catalyst Energy Services, Inc." formerly held by the Company.

    6.11 CASH-OUT MERGER. The Purchaser agrees to use its best efforts to effect the merger of the Company into Purchaser or a subsidiary thereof within 180 days after the Closing Date and pursuant to such merger to pay $.70 per share to the holders of the outstanding shares of Common

Stock of the Company held by stockholders of the Company other than the Purchaser or a subsidiary thereof.

    6.12 NO NEGOTIATIONS. Until the first to occur of the Closing or termination of this Agreement pursuant to the provisions of Article IX, the Selling Stockholders shall not initiate or participate in discussions with, or otherwise solicit from, any corporation, business or person any proposals or offers relating to the disposition of assets or business of the Company or any of the Subsidiaries, or the acquisition of the Shares, or the merger or consolidation of the Company or any of the Subsidiaries with any other corporation.


                                  ARTICLE VII
                             CONDITIONS TO CLOSING

    7.1 CONDITIONS TO THE OBLIGATION OF THE PURCHASER. The obligation of the Purchaser to proceed with the Closing contemplated hereby is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the
Purchaser:

          (a) Each of the Selling Stockholders shall have complied in all material respects with each of its covenants and agreements contained herein and each of its representations and warranties contained in this Agreement shall be deemed to have been made again at and as of the Closing Date and shall then be true and correct in all material respects and the Purchaser shall have received a certificate dated the Closing Date, signed by the Selling Stockholders or the Representative certifying as to the matters specified in this Section 7.1(a).

          (b) The Purchaser shall have received from Boyer, Ewing & Harris, counsel to the Selling Stockholders, the Company and the Subsidiaries, an opinion dated the Closing Date, with such qualifications as are reasonably acceptable to the Purchaser and which may be relied on by the senior lender of Purchaser providing secured financing to Purchaser in connection with the transactions contemplated by this Agreement, to the effect that:

    (i) the Company and the Subsidiaries are corporations duly incorporated, validly existing and in good standing under the laws of the state of their respective jurisdictions of incorporation with the corporate power and authority to own their respective assets and to transact their respective businesses as now being conducted; and the Company and the Subsidiaries are duly licensed or qualified to do business as foreign corporations and are in good standing in all jurisdictions in which the character of the properties and assets now owned or held by them or the nature of business now conducted by them requires them to be so licensed or qualified where the failure so to qualify would affect materially and adversely the business, financial condition or results of operations of the Company and the Subsidiaries taken as a whole;

     (ii) the authorized capital stock of the Company consists of 225,000,000 shares of common stock, $.01 par value per share, of which 12,957,223 shares are validly issued and outstanding, fully paid and nonassessable (based upon full tender and conversion of 1,926,423 shares of Common Stock, $.01 par value, of Catalyst Valve Services, Inc. shares pursuant to the 1994 reverse stock split, which shares have not as of the date hereof been tendered by certain stockholders of Starstream Communications Group, Inc., none of whom are among the Selling Stockholders) and there are 5,000,000 authorized shares of Preferred Stock of the Company of which 319,174 shares are issued and outstanding;

    (iii) the authorized capital stock of each of the Subsidiaries consists of the shares of common stock identified in connection with each of the Subsidiaries in Schedule 4.2; all of such shares are issued and outstanding and are fully paid and nonassessable;

    (iv) the Company is the record and, to such counsel's knowledge, the beneficial owner of all of the issued and outstanding shares of capital stock of each of the Subsidiaries;

    (v) the Selling Stockholders are the record and, to such counsel's knowledge, the beneficial owners of the Shares indicated for each of the respective Selling Stockholders as shown on the signature pages hereto;

    (vi) except for such as have been obtained, no authorization, approval or consent of or declaration or filing with any governmental authority or regulatory body is necessary or required of the Selling Stockholders, the Company or the Subsidiaries in connection with the execution and delivery of this Agreement or the performance by the Selling Stockholders of their obligations hereunder;

    (vii) the execution and delivery of the Agreement by the Selling Stockholders and the performance by the Selling Stockholders of their obligations thereunder will not violate any provision of any existing law or regulation applicable to the Selling Stockholders, the Company or any of the Subsidiaries, or of any order, judgment, award or decree, known to such counsel after due inquiry, of any court, arbitrator or governmental authority applicable to the Selling Stockholders, the Company or any of the Subsidiaries, the charter or bylaws of, or any securities issued by, the Company or any of the Subsidiaries or any mortgage, indenture, lease, contract or other agreement, instrument or undertaking, known to such counsel after due inquiry, to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or any of their assets is bound, and will not result in, or require, the creation or imposition of any lien on any of the Company's or the Subsidiaries' properties, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking;

    (viii)neither the Company nor any of the Subsidiaries is in default under any material order, judgment, award or decree, known to such counsel after due inquiry, of any court, arbitrator or governmental authority binding upon or affecting any of them or by which any of their assets may be bound or affected, and no such order, judgment, award or decree materially adversely affects the ability of the Company or any of the Subsidiaries to carry on their businesses as now conducted or the ability of the Company to perform its obligations under the Agreement; and

    (ix) no litigation, investigation or administrative proceeding, known to such counsel after due inquiry, of or before any court, arbitrator or governmental authority is pending or threatened against the Company or any of the Subsidiaries (a) with respect to the Agreement or the transactions contemplated thereby or (b) that, if adversely determined, would have a material adverse effect on the business or financial condition of the Company or any of the Subsidiaries.

          (c) All necessary filings with and consents of any governmental authority or agency required for the consummation of the transactions contemplated in this Agreement shall have been made and obtained, all waiting periods with respect to filings made with governmental authorities in contemplation of the consummation of the transactions described herein shall have expired or been terminated, and no action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit the Purchaser's acquisition of the Shares and no governmental agency or body shall have taken any other action as a result of which the management of the Purchaser reasonably deems it inadvisable to proceed with the transactions hereunder.

          (d) The Selling Stockholders shall have delivered such resignations effective as of the Closing Date of any officer or director of the Company or the Subsidiaries as may be requested by the Purchaser.

          (e) The Selling Stockholders shall have, as of the Closing Date, caused the Company and the Subsidiaries to cancel the authority of each person who is listed in Schedule 4.21 hereto to draw checks on or withdraw funds from any of the bank accounts maintained by the Company and any of the Subsidiaries, except for any person designated by the Purchaser in writing prior to the Closing, and shall provide to the Purchaser evidence of said cancellation.

          (f) Noncompetition agreements shall have been executed by each of Andrew Cormier, Mike Richards, Gary Farr, the Catalyst Capital Partners I, Ltd., and the Catalyst Group, Inc. in substantially the forms attached hereto as Exhibits B1-B5, respectively;

          (g) No material adverse change in the results of operations, financial condition or business of the Company or the Subsidiaries shall have occurred, and neither the Company nor any of the Subsidiaries shall have suffered any material loss of or damage to any of their properties or assets, whether or not covered by insurance, since the Balance Sheet Date, which change, loss or damage materially and adversely affects the business or financial condition of the Company and the Subsidiaries, taken as a whole, which for purposes of this paragraph (g) shall be deemed to occur if such change, loss or damage has a financial impact on the Company or either of the Subsidiaries in an amount greater than $150,000.

          (h) All actions, proceedings, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall have been reasonably approved by counsel to the Purchaser and such counsel shall have been furnished with all such documents and instruments as it shall have reasonably requested in connection with the transactions contemplated herein.

          (i) No suit, action or other proceeding shall be pending in which there is sought any remedy to restrain, enjoin or otherwise prevent the consummation of this Agreement or the transactions in connection herewith.

          (j) The Purchaser shall have determined, based on its reasonable judgment, that there are no aspects of the Company's or its Subsidiaries' compliance with Environmental Laws or circumstances that reasonably may result in an Environmental Claim which reasonably may be expected to result in an adverse financial effect on the Company or the Subsidiaries greater than $150,000.

          (k) The Purchaser and the Selling Stockholders shall have entered into the Escrow Agreement with such changes as are mutually satisfactory.

          (l) Comerica Bank-Texas ("Comerica") shall not have refused on or before the Closing Date to provide financing to Purchaser pursuant to the commitment letter from Comerica to Purchaser (or Travis Capital Partners) dated October 10, 1996, on the basis that there exists a material adverse effect on the business, financial condition or operations of the Company or either of the Subsidiaries greater than $150,000 with respect to any matter not disclosed in this Agreement, and evidence of such refusal shall be provided to the Representative by the Purchaser.

          (m) The Selling Stockholders shall have delivered to Purchaser certificates representing the Shares duly endorsed for transfer or with appropriate stock powers in blank attached.

    7.2 CONDITIONS TO THE OBLIGATION OF THE SELLING STOCKHOLDERS. The obligation of the Selling Stockholders to proceed with the Closing contemplated hereby is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Selling Stockholders:

          (a) The Purchaser shall have complied in all material respects with its covenants and agreements contained herein and each of its representations and warranties contained in this Agreement shall be deemed to have been made again at and as of the Closing Date and shall then be true in all material respects. The Selling Stockholders shall have received a certificate, dated the Closing Date, of an executive officer of the Purchaser certifying as to the matters specified in this Section 7.2(a).

          (b) The Selling Stockholders shall have received from Bracewell & Patterson, L.L.P., counsel to the Purchaser, an opinion dated the Closing Date, with such qualifications as are reasonably acceptable to the Selling Stockholders, to the effect that:

     (i) the Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware;

     (ii) the Purchaser has the corporate power to execute and deliver this Agreement and to consummate the transactions contemplated hereby; all corporate acts and other proceedings required to be taken by or on the part of the Purchaser to authorize it to execute and deliver this Agreement and to consummate the transactions contemplated hereby have been taken; and this Agreement has been duly executed and delivered by, and constitutes the valid and binding obligation of the Purchaser enforceable in accordance with its terms (except as otherwise limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights, and except that such counsel need not express an opinion as to whether any covenant contained in this Agreement is specifically enforceable);

     (iii) except for such as have been obtained, no authorization, approval or consent of or declaration or filing with any governmental authority or regulatory body is necessary or required of the Purchaser in connection with the execution and delivery of this Agreement or the performance by the Purchaser of its obligations hereunder;

     (iv) the execution and delivery of the Agreement by the Purchaser and the performance by the Purchaser of its obligations thereunder will not violate any provision of any existing law or regulation applicable to the Purchaser, or of any order, judgment, award or decree, known to such counsel after due inquiry, of any court, arbitrator or governmental authority applicable to the Purchaser, the charter or bylaws of, or any securities issued by, the Purchaser or any mortgage, indenture, lease, contract or other agreement, instrument or undertaking, known to such counsel after due inquiry, to which the Purchaser is a party or by which the Purchaser or any of its assets is bound, and will not result in, or require, the creation or imposition of any lien on any of the Purchaser's properties, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking;

     (v) the Purchaser is not in default under any material order, judgment, award or decree, known to such counsel after due inquiry, of any court, arbitrator or governmental authority binding upon or affecting any of them or by which any of their assets may be bound or affected, and no such order, judgment, award or decree materially adversely affects the ability of the Purchaser to carry on its business as now conducted or the ability of the Purchaser to perform its obligations under the Agreement; and

     (vi) no litigation, investigation or administrative proceeding, known to such counsel after due inquiry, of or before any court, arbitrator or governmental authority is pending or threatened against the Purchaser
          (a) with respect to the Agreement or the transactions contemplated thereby or (b) that, if adversely determined, would have a material adverse effect on the business or financial condition of the Purchaser.

          (c) All necessary filings with and consents of any governmental authority or agency required for the consummation of the transactions contemplated in this Agreement shall have been made and obtained, all waiting periods with respect to filings made with governmental authorities in contemplation of the consummation of the transactions described herein shall have expired or been terminated, and no action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit the Purchaser's acquisition of the Shares and no governmental agency or body shall have taken any other action as a result of which the management of the Purchaser reasonably deems it inadvisable to proceed with the transactions hereunder.

          (d) All actions, proceedings, instruments and documents required to carry out this Agreement or necessary hereto and all other related legal matters shall have been reasonably approved by counsel to the Selling Stockholders and such counsel shall have been furnished with all such documents and instruments as it shall have reasonably requested in connection with the transactions contemplated herein.

          (e) No suit, action or other proceeding shall be pending in which there is sought any remedy to restrain, enjoin or otherwise prevent the consummation of this Agreement or the transactions in connection herewith.

          (f) The Purchaser and the Selling Stockholders shall have entered into the Escrow Agreement with such changes as are mutually satisfactory.

          (g) The Purchaser shall have paid the Cash Consideration to the Selling Stockholders by wire transfer or cashier's check payable to each Selling Stockholder (i) in an amount equal to such Selling Stockholder's Seller Percentage of the Cash Consideration as to Selling Stockholders transferring Common Stock and (ii) in the amount of $312,244 as to the Selling Stockholders transferring the Preferred Stock.

                                 ARTICLE VIII
                        EMPLOYEES AND EMPLOYEE BENEFITS

    8.1 STATUS OF EMPLOYEES. Except for such employees covered by employment agreements listed in Schedule 4.18, (a) neither the Purchaser, the Company nor any of the Subsidiaries shall have any obligation to continue the employment of any employee of the Company or any of the Subsidiaries after the Closing Date, and (b) after the Closing Date any continued employment of the employees of the Company or the Subsidiaries shall be on such terms and conditions and include such benefits as the Purchaser shall deem appropriate in its sole and unlimited discretion.

    8.2 CERTAIN BENEFITS OF EMPLOYEES. Except as otherwise agreed between the Purchaser and the Representative, the Purchaser reserves the right to terminate, in its sole discretion, the current benefit plans of the Company or either of the Subsidiaries after the Closing Date.


                                  ARTICLE IX
                           TERMINATION AND SURVIVAL

    9.1 EVENTS OF TERMINATION. Notwithstanding any other provision hereof, this Agreement shall terminate upon the occurrence of any of the following events:

          (a)   the written consent of the Representative and the Purchaser;

          (b) by written notice of the Purchaser or the Representative, without prejudice to other rights and remedies which the terminating party may have (provided the terminating party is not otherwise in material default or breach of this Agreement, or has failed or refused to close without justification hereunder), if the Purchaser or any of the Selling Stockholders, as applicable, shall (i) materially fail or have failed to perform the covenants or agreements required to be performed prior to the Closing Date by such party hereunder, or
(ii) materially breach or have breached any of its representations or warranties contained herein;

          (c) by either the Representative or the Purchaser in writing, without liability, if there shall be any order, writ, injunction or decree of any court or governmental or regulatory agency binding on Purchaser or any Selling Stockholder, which prohibits or restrains Purchaser or any Selling Stockholder from consummating the transactions contemplated hereby, provided that Purchaser and Selling Stockholders shall have used their best efforts to have any such order, writ, injunction or decree lifted and the same shall not have been lifted within 30 days after entry by any such court or governmental or regulatory agency; or

          (d) the written notice by the Purchaser or the Representative on or after December 4, 1996 if the Closing has not occurred by such date due to the failure of any condition to Closing in Section 7.1 or 7.2 hereof not due to a breach or default of a party hereto, provided that as of such date neither the Purchaser nor any of the Selling Stockholders is in default or that both the Purchaser and one or more of the Selling Stockholders are in default under this Agreement.

      9.2 EFFECT OF TERMINATION. The following provisions shall apply in the event of a termination of this Agreement:

          (a) In the event this Agreement is terminated by the Representative pursuant to Section 9.1(b), the Representative shall be entitled to retain the Prepayment on behalf of the Selling Stockholders and the Representative shall distribute the Prepayment to the Selling Stockholders, in the applicable pro rata portions or to the Company, as agreed by the Representative and the Selling Stockholders. Purchaser and the Selling Stockholders hereby agree in the case of this clause (a) of Section 9.2 that (i) the Selling Stockholders' damages for Purchaser's default are difficult or impossible to determine, (ii) Purchaser's payment of the Prepayment is deemed a reasonable estimate of the Selling Stockholders' potential damages, (iii) such payment is not a penalty or forfeiture, and (iv) upon the Representative's retention of the Prepayment on behalf of the Selling Stockholders, neither the Purchaser nor any Selling Stockholders shall have any further liability or obligation to one another in connection with this Agreement and the transactions contemplated hereby except as otherwise provided in the Confidentiality Agreement.

          (b) In the event this Agreement is terminated by the Purchaser pursuant to Section 9.1(b) or by any party pursuant to Section 9.1(a), 9.1(c) or 9.1(d) or for failure of either of the conditions to Closing of Purchaser set forth in Sections 7.1(j) and 7.1(m) hereof, the Prepayment shall be promptly returned by the Representative to the Purchaser.

          (c) Solely for purposes of determining whether termination of this Agreement is permissible by any party pursuant to Section 9.1(b), material failure to perform the covenants or agreements required to be performed by the Selling Stockholders or the Purchaser prior to the Closing Date or material breach of any representations or warranties shall be deemed to exist if such failure to perform and/or breach may reasonably be expected to result in monetary damages in the aggregate to the Purchaser or the Selling Stockholders in excess of $150,000.

          (d) If this Agreement is terminated by the Representative or by the Purchaser as permitted under Section 9.1 and not as the result of the failure of any party to perform its obligations hereunder, such termination shall be without liability to any party to this Agreement or any stockholder, director, officer, employee, agent or representative of such party.

          (e) The Purchaser and the Selling Stockholders acknowledge that the Shares are not readily available in the open market and the assets of the Company and the Subsidiaries are unique and specifically identifiable. Accordingly, the Purchaser and the Selling Stockholders further agree and stipulate that if the Closing does not occur because of the failure of any Selling Stockholder to perform its obligations hereunder, (i) monetary damages and any other remedy at law will not be adequate, (ii) the Purchaser shall be entitled to specific performance as the remedy for such breach, (iii) each party hereto agrees to waive any objection to the remedy of specific performance, (iv) each party agrees that the granting of specific performance by any court will not be deemed to be harsh or oppressive to the party who is ordered specifically to perform its obligations under this Agreement, and (v) in connection with any action for specific performance that meets the foregoing criteria, the Purchaser shall be entitled to reasonable attorneys' fees and other costs of prosecuting or defending such action.

          (f) The right to seek specific performance hereunder shall not preclude the Purchaser from seeking any other remedy at law or in equity for a breach of any obligation, representation, warranty, covenant or agreement by any Selling Stockholder hereunder.

    9.3 SURVIVAL. The liability of the Selling Stockholders for the breach of any of the representations and warranties of the Selling Stockholders set forth in Article IV shall be limited to claims for which the Purchaser delivers written notice to the Selling Stockholders within 16 months after the Closing Date. The liability of the Purchaser for the breach of any of the representations and warranties of the Purchaser set forth in Article V shall be limited to claims for which Selling

Stockholders shall deliver written notice to the Purchaser within 16 months after the Closing Date. Notwithstanding the foregoing, the survival period for the representations and warranties in Sections 4.2 and 4.10 shall be the applicable statute of limitations.


                                   ARTICLE X
                                INDEMNIFICATION

    10.1 INDEMNIFICATION OF THE SELLING STOCKHOLDERS. The Purchaser, from and after the Closing Date, shall indemnify and hold the Selling Stockholders harmless from and against any and all Damages suffered by Selling Stockholders as a result of, caused by, arising out of, or in any way relating to any misrepresentation, breach of warranty, or nonfulfillment of any agreement or covenant on the part of the Purchaser under this Agreement or any misrepresentation in or omission from any list, schedule, certificate, or other instrument furnished or to be furnished to the Selling Stockholders by the Purchaser pursuant to the terms of this Agreement.

    10.2 INDEMNIFICATION OF THE PURCHASER. The Selling Stockholders, severally but not jointly, and on the basis of the Seller Percentages shall indemnify and hold the Company, the Subsidiaries and the Purchaser harmless from and against any and all Damages suffered by the Company, any of the Subsidiaries or the Purchaser as a result of, caused by, arising out of, or in any way relating to any misrepresentation, breach of warranty, or nonfulfillment of any agreement or covenant on the part of the Selling Stockholders under this Agreement or any misrepresentation in or omission from any list, schedule, certificate, or other instrument furnished or to be furnished to the Purchaser by the Selling Stockholders, the Company or any of the Subsidiaries pursuant to the terms of this Agreement.

    10.3 DEMANDS. Each indemnified party hereunder agrees that promptly upon its discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement, including receipt by it of notice of any demand, assertion, claim, action or proceeding, judicial or otherwise, by any third party (such third party actions being collectively referred to herein as the "Claim"), with respect to any matter as to which it claims to be entitled to indemnity under the provisions of this Agreement, it will give prompt notice thereof in writing to the indemnifying party, together with a statement of such information respecting any of the foregoing as it shall have. Such notice shall include a formal demand for indemnification under this Agreement. The indemnifying party shall not be obligated to indemnify the indemnified party with respect to any Claim if the indemnified party knowingly failed to notify the indemnifying party thereof in accordance with the provisions of this Agreement in sufficient time to permit the indemnifying party or its counsel to defend against such matter and to make a timely response thereto including, without limitation, any responsive motion or answer to a complaint, petition, notice or other legal, equitable or administrative process relating to the Claim, only insofar as such knowing failure to notify the indemnifying party has actually resulted in prejudice or damage to the indemnifying party.

    10.4 RIGHT TO CONTEST AND DEFEND. The indemnifying party shall be entitled at its cost and expense to contest and defend by all appropriate legal proceedings any Claim with respect to which it is called upon to indemnify the indemnified party under the provisions of this Agreement; provided, that notice of the intention so to contest shall be delivered by the indemnifying party to the indemnified party within 20 days from the date of receipt by the indemnifying party of notice by the indemnified party of the assertion of the Claim. Any such contest may be conducted in the name and on behalf of the indemnifying party or the indemnified party as may be appropriate. Such contest shall be conducted by reputable counsel employed by the indemnifying party, but the indemnified party shall have the right but not the obligation to participate in such proceedings and to be represented by counsel of its own choosing at its sole cost and expense. The indemnifying party shall have full authority to determine all action to be taken with respect thereto; provided, however, that the indemnifying party will not have the authority to subject the indemnified party to any obligation whatsoever, other than the performance of purely ministerial tasks or obligations not involving material expense. If the indemnifying party does not elect to contest any such Claim, the indemnifying party shall be bound by the result obtained with respect thereto by the indemnified party. At any time after the commencement of the defense of any Claim, the indemnifying party may request the indemnified party to agree in writing to the abandonment of such contest or to the payment or compromise by the indemnified party of the asserted Claim, whereupon such action shall be taken unless the indemnified party determines that the contest should be continued, and so notifies the indemnifying party in writing within 15 days of such request from the indemnifying party. If the indemnified party determines that the contest should be continued, the indemnifying party shall be liable hereunder only to the extent of the amount that the other party to the contested Claim had agreed unconditionally to accept in payment or compromise as of the time the indemnifying party made its request therefor to the indemnified party.

    10.5 COOPERATION. If requested by the indemnifying party, the indemnified party agrees to cooperate with the indemnifying party and its counsel in contesting any Claim that the indemnifying party elects to contest or, if appropriate, in making any counterclaim against the person asserting the Claim, or any cross-complaint against any person, and the indemnifying party will reimburse the indemnified party for any expenses incurred by it in so cooperating. At no cost or expense to the indemnified party, the indemnifying party shall cooperate with the indemnified party and its counsel in contesting any Claim.

      10.6 RIGHT TO PARTICIPATE. The indemnified party agrees to afford the indemnifying party and its counsel the opportunity to be present at, and to participate in, conferences with all persons, including governmental authorities, asserting any Claim against the indemnified party or conferences with representatives of or counsel for such persons.

    10.7 PAYMENT OF DAMAGES. The indemnifying party shall pay to the indemnified party in immediately available funds any amounts to which the indemnified party may become entitled by reason of the provisions of this Agreement, such payment to be made within five days after any such amounts are finally determined either by mutual agreement of the parties hereto or pursuant to the final non-appealable judgment of a court of competent jurisdiction. In calculating any amount to be paid by an indemnifying party by reason of the provisions of this Agreement, the amount shall be reduced by all tax benefits and other reimbursements credited to or received by the other party related to the Damages.

    10.8 LIMITATIONS ON INDEMNIFICATION. The Selling Stockholders and the Purchaser shall not be liable for Damages under Section 10.2 or 10.1, respectively, unless the aggregate amount of Damages for which the indemnifying party would, but for the provisions of this Section 10.8, be liable exceeds, on an aggregate basis, $50,000 at which time the indemnifying party's indemnification obligation shall be for the entire amount in excess of $50,000; provided, however, that such $50,000 threshold amount shall not limit any party's liability for a knowing and intended breach of a representation, warranty or covenant of such party hereunder. In addition, the liability of each of the Selling Stockholders for the breach of its representations, warranties, covenants and agreements hereunder shall be limited to the Selling Stockholder's portion of the first $2,500,000 of the total of the Cash Consideration and Prepayment received by such Selling Stockholder under this Agreement determined on the basis of the Seller Percentages, respectfully, of the Selling Stockholders; provided, however, that the liability of a Selling Stockholder for the breach of any representations and warranties in Section 4.10 of this Agreement shall be limited to such Selling Stockholder's portion of the total Cash Consideration and Prepayment paid by the Purchaser less any other indemnification payments that do not relate to Section 4.10. The liability of the Purchaser for breach of its representations, warranties, covenants and agreements hereunder shall be limited to $2,500,000.


                                  ARTICLE XI
                                   MEDIATION

    11.1 DIRECT NEGOTIATION. Notwithstanding any other provisions of this Agreement, the parties to this Agreement (for purposes of this Article XI, the "Party" or "Parties") agree to the prompt and equitable settlement of all controversies or claims (a "dispute") between or among the Parties only (and not involving third parties) including but not limited to those arising out of or relating to this Agreement or any related agreements or instruments ("Subject Documents"), including any claim based on or arising from an alleged tort, through either negotiation, mediation or binding arbitration as set forth in this Article XI. The Parties agree to negotiate their differences directly and in good faith for a period of no less than thirty days after receiving written notification of the existence of a dispute.

    11.2 MEDIATOR. If a dispute involving only parties to this Agreement is not resolved within thirty days after written notification of the existence of a dispute, the Parties agree to submit their dispute to a mediator to work with them to resolve their differences. The Parties hereto agree that at any time a dispute is to be mediated under this Agreement, the Parties will either agree upon a mediator to mediate the dispute or pick one in a blind drawing from a list of names of experienced mediators compiled by each Party submitting one such name, and the mediator whose name is drawn will mediate the dispute. The Parties shall notify the selected mediator in writing of the existence of a dispute and the selected mediator shall have thirty days from receipt of the notification to meet with the Parties in an effort to help them resolve the dispute, unless the Parties mutually consent to an extension of such deadline. If the originally selected mediator is unable or unwilling to begin or continue to act as the selected mediator, or if the Parties mutually agree to replace the original or any subsequently selected mediator, a successor mediator shall be selected by mutual agreement in the manner set forth above or, if the Parties agree, by another method. If the Parties are unable to agree on a successor mediator, the chief judge of the federal district courts for the Southern District of Texas, Houston Division, shall select a mediator who may be rejected by the Parties only for bias.

      11.3 MEDIATION PROCEDURE. The mediation shall be conducted pursuant to the rules generally used by the mediator in the mediator's practice, subject to the following:

          (a) The mediator shall act as an advocate for resolution and shall use his or her best efforts to assist the Parties in reaching a mutually acceptable settlement. The mediator may suggest ways of resolving the dispute, but may not impose his or her own judgment on the issues and that of the Parties. The mediator shall not have the authority to decide any issue for the Parties, but will attempt to facilitate the voluntary resolution of the dispute by the Parties.

          (b) Each Party participating in the mediation shall have authority to settle, and all persons necessary to the decision to settle shall be present during the entire mediation session or sessions.

          (c) The mediation shall take place at a time and convenient location agreeable to the mediator and the Parties, as the mediator shall determine.

          (d) Mediation sessions shall be private, and only the Parties and their representatives may attend the mediation sessions. Other persons may attend the mediation sessions only with the written permission of the Parties and with the consent of the mediator.

          (e) There shall be no stenographic record of the mediation process, and no person shall tape record any portion of the mediation sessions.

          (f) No subpoenas, summons, complaints, citations, writs, or other process may be served at or away from the site of any mediation session upon any person who then is entering, on the way to, in attendance at or leaving the session.

          (g) The Parties shall participate in the mediation proceeding in good faith with the intention to settle, if at all possible.

          (h) No later than three business days prior to the mediation, each Party shall deliver to the mediator all information reasonably required for the mediator to understand the issues presented and a confidential memorandum (not to exceed five pages with normal type size and margins) setting forth the following:

    (i)   identification of the matters in dispute;

    (ii) concise statement of points (factual, legal, practical) that each Party believes enhances its chance of achieving a favorable outcome of the dispute; and

    (iii) history of settlement discussions and outstanding offers of settlement

The above rules may be amended with the consent of the Parties.

    11.4 RELEASE. The mediator shall not be a necessary or proper Party in judicial proceedings relating to the mediation. Neither the mediator, the firm employing the mediator, nor the organization providing the mediator shall be liable to any Party for any acts or omissions in connection with any mediation conducted pursuant to this Article XI.

    11.5 COMPROMISE NEGOTIATION. The mediation is a compromise negotiation for purposes of Rule 408 of the Federal Rules of Evidence and Texas Rules of Evidence and is an alternative dispute resolution procedure subject to Section
154.073 of the Texas Civil Practice & Remedies Code. The entire procedure is confidential. All conduct, statements, promises, offers, views, and opinions, whether oral or written, made in the course of the mediation by any of the Parties, their agents, employees, or other representatives and by the mediator, who is the Parties' joint agent for purposes of these compromise negotiations, are confidential and shall, in addition where appropriate, be deemed to be work product and privileged. Such conduct, statements, promises, offers, views, and opinions shall not be discoverable or admissible for any purposes, including impeachment, in any litigation or other proceedings involving the Parties and shall not be disclosed to anyone not an agent, employee, expert, or other representative for any of the Parties. Evidence otherwise discoverable or admissible is not excluded from discovery or admission as a result of its use in the mediation. Confidential information disclosed to the mediator by the Parties or by witnesses in the course of the mediation shall not be divulged by the mediator. All records, reports, or other documents received by the mediator while serving in that capacity shall be confidential. The mediator shall not be compelled to divulge such records or to testify with regard to the mediation in any adversarial proceeding or judicial forum.

    11.6 COSTS OF MEDIATION. The Parties shall bear their respective costs incurred in connection with the mediation described in this Article XI, except that the Parties shall share equally the fees and expenses of the mediator, the costs of obtaining the facility for the mediation, and the fees and expenses of any experts employed at the request of the mediator.

      11.7 TERMINATION OF MEDIATION. The mediation shall be terminated upon the first to occur of the following:

          (a) the execution of a settlement agreement resolving the dispute by the Parties;

          (b) a written declaration of the mediator to the effect that further efforts at mediation are no longer worthwhile; or

          (c) after the completion of two full days of mediation sessions, by written declaration of a Party or Parties to the effect that mediation proceedings are terminated.

    11.8 MANDATORY BINDING ARBITRATION. In the event that such dispute is not resolved through mediation as described above, then the Parties agree that such dispute shall be determined by binding arbitration in accordance with the Texas General Arbitration Act and the Commercial Arbitration Rules of the American Arbitration Association ("AAA"). All statutes of limitations which would otherwise be applicable shall apply to any arbitration proceeding under this
Section 11.8. Judgment upon the award rendered in such arbitration proceeding may be entered in any court having jurisdiction. This section shall apply only if, at the time of proposed submission to AAA, the Parties have first tried to resolve such dispute through a non-binding mediation as provided above or have mutually agreed in writing to waive the right to resolve such dispute through mediation.

    11.9 INJUNCTIVE RELIEF. Notwithstanding any other provision of this Agreement or this Article XI to the contrary, no Party hereto shall be precluded from seeking injunctive relief or a temporary restraining order prior to implementing procedures for mediation or arbitration hereunder provided that such Party determines in the good faith exercise of its best judgment that any Party hereto or the Company will suffer irreparable injury or harm by any delay caused by mediation or arbitration proceedings.


                                  ARTICLE XII
                                 MISCELLANEOUS

    12.1 EXPENSES. Regardless of whether the transactions contemplated hereby are consummated, all parties hereto shall pay their own expenses incident to this Agreement and all action taken in preparation for carrying this Agreement into effect and to reimburse the Company or the Subsidiaries to the extent that either has paid any expenses arising out of the preparation, negotiation, execution and consummation of this Agreement.

    12.2 NOTICES. Any notice, request, instruction, correspondence or other document to be given hereunder by either party to the other shall be in writing and delivered personally or mailed by certified mail, postage prepaid and return receipt requested, by telegram, telecopy, or by recognized courier service as follows:

    If to the Selling Stockholders, addressed to the Representative:

                Mr. Richard L. Herrman
                Catalyst Compressor, Inc.
                Three Riverway, Suite 770
                Houston, Texas 77056
                Telecopy:  (713) 623-0473

          WITH A COPY TO:

                Mr. Randolph Ewing
                Boyer, Ewing & Harris
                9 Greenway Plaza, Suite 3100
                Houston, Texas  77046
                Telecopy:  (713) 871-2024

          IF TO THE PURCHASER, ADDRESSED TO:

                Mr. Randolph W. Herring
                Herlin Industries, Inc.
                910 Travis Street, Suite 2130
                Houston, Texas  77002
                Telecopy:  (713) 659-1799

          WITH A COPY TO:

                Mr. Thomas D. Manford III
                Bracewell & Patterson, L.L.P.
                711 Louisiana, Suite 2900
                Houston, Texas  77002
                Telecopy:  (713) 221-1212

    Any address or name specified above may be changed by a notice given by the addressee to the other party in accordance with this Section 12.2. Any notice, demand or other communication shall be deemed given and effective as of the date of delivery in person or by courier or upon receipt as set forth on the return receipt. The inability to deliver because of changed address of which no notice was given, or the rejection or other refusal to accept any notice, demand or other communication, shall be deemed to be the receipt of the notice, demand or other communication as of the date of such inability to deliver or the rejection or refusal to accept.

     12.3 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the substantive laws of the State of Texas without reference to principles of conflicts of law.

    12.4 PUBLIC STATEMENTS. The parties hereto shall consult with each other and no party shall issue any public announcement or statement with respect to the transactions contemplated hereby without the consent of the other parties, unless the party desiring to make such announcement or statement, after seeking such consent from the other parties, obtains advice from legal counsel that a public announcement or statement is required by applicable law.

    12.5 FORM OF PAYMENT. All payments hereunder shall be made in United States dollars and, unless the parties making and receiving such payments shall agree otherwise or the provisions hereof provide otherwise, shall be made by wire or interbank transfer of immediately available funds on the date such payment is due to such account as the party receiving payment may designate at least three business days prior to the proposed date of payment.

    12.6 ENTIRE AGREEMENT; AMENDMENTS AND WAIVERS. This Agreement, together with schedules attached hereto, and any documents delivered pursuant hereto including the Escrow Agreement and the Noncompetition Agreements, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements among the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by each party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

    12.7 BINDING EFFECT AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by the Selling Stockholders without the prior written consent of the Purchaser. The parties specifically consent to the following future assignments:
(i) at any time by the Purchaser to any wholly-owned subsidiary of the Purchaser and (ii) after or at the Closing, as collateral for the financing of the transaction contemplated by this Agreement, the Purchaser may assign this Agreement and the Purchaser's rights hereunder and under other documents entered into in connection herewith to financial institutions or their affiliates providing any such financing or any refinancing thereof, and provided that, upon foreclosure or sale in lieu of foreclosure or deed in lieu of foreclosure or deed of any of the assets of the Purchaser or its Affiliates of the Purchaser's rights hereunder or under other documents entered into in connection herewith or a substantial portion thereof by or to any such financial institutions or their Affiliates, the representations, warranties, obligations, covenants, agreements and indemnities of the Selling Stockholders herein and in such other documents will inure to the benefit of such financial institutions (or their Affiliates) or any such purchaser or grantee.

    12.8 SEVERABILITY. If any one or more of the provisions contained in this Agreement or in any other document delivered pursuant hereto shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such document.

    12.9 HEADINGS AND SCHEDULES. The headings of the several Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The schedules referred to herein are attached hereto and incorporated herein by this reference, and unless the context expressly requires otherwise, such schedules are incorporated in the definition of "Agreement."

     12.10 MULTIPLE COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    EXECUTED as of the date first set forth above.


    HERLIN INDUSTRIES, INC.



    By:_____________________________
    Name:___________________________
    Title:____________________________


                                                       Number of Shares
                                                     AND SELLER PERCENTAGE

    CATALYST CAPITAL PARTNERS I, LTD.               10,327,439 Common Stock
                                                    319,174 Preferred Stock
                                                    81.29%

    By:______________________________
    Name:____________________________
    Title:_____________________________




    THE CATALYST GROUP, INC.                        49,300 Common Stock
                                                    .39%


    By:______________________________
    Name:____________________________
    Title:_____________________________

    CATALYST COMPRESSOR, INC.                       77,743 Common Stock
    (and as the Representative)                     .61%


    By:______________________________
    Name:____________________________
    Title:_____________________________



    __________________________________              492,996 Common Stock
    ANDREW CORMIER                                  3.88%



    MATTHEW JAMES CORMIER TRUST                     123,248 Common Stock
                                                    .97%


    By:______________________________
          Andrew Cormier, Trustee



    PAIGE SONYA CORMIER TRUST                       123,248 Common Stock
                                                    .97%


    By:______________________________
          Andrew Cormier, Trustee



    _________________________________               246,497 Common Stock
    TROY CORMIER                                    1.94%

    _________________________________               385,417 Common Stock
    GARY FARR                                       3.03%



    _________________________________               246,497 Common Stock
    HARRY ARDOIN                                    1.94%



    _________________________________               246,497 Common Stock
    GARY CRYER                                      1.94%



    _________________________________               192,708 Common Stock
    MIKE RICHARDS                                   1.52%



    _________________________________               192,708 Common Stock
    STEVE GILLIOZ                                   1.52%